Filed Pursuant to Rule 424(b)(5)
Registration No. 333-130113

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, dated January 12, 2007

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated December 2, 2005)

$450,000,000

Pilgrim’s Pride Corporation

        % Senior Notes due 2015

        % Senior Subordinated Notes due 2017

We are offering $             of our         % Senior Notes due 2015, referred to as the “Senior Notes,” and $             of our         % Senior Subordinated Notes due 2017, referred to as the “Subordinated Notes.” The Senior Notes and the Subordinated Notes are referred to collectively as the “notes.” Interest is payable on                      and                      of each year, beginning on                     , 2007. The Senior Notes will mature on                     , 2015 and the Subordinated Notes will mature on                     , 2017.

We may redeem all or part of the Senior Notes on or after                     , 2011. We may redeem all or part of the Subordinated Notes on or after                     , 2012. Before                     , 2010, we also may redeem up to 35% of the aggregate principal amount of each of the Senior Notes and the Subordinated Notes from the proceeds of certain equity offerings. Redemption prices are set forth under “Description of Notes—Description of the Senior Notes—Optional Redemption” and “Description of Notes—Description of the Subordinated Notes—Optional Redemption,” respectively.

If we sell assets or experience a change of control, we may be required to make offers to repurchase the notes at the prices and on the terms described in this prospectus supplement. These notes are our general unsecured obligations. The Senior Notes rank equally with all our other unsubordinated indebtedness, and are effectively subordinated to our secured obligations, including our revolving and term loan facilities, to the extent of that security, and the indebtedness of our subsidiaries. The Subordinated Notes are subordinated to all of our existing and future senior indebtedness, including our revolving and term loan facilities, and are effectively subordinated to the indebtedness of our subsidiaries. The Subordinated Notes rank equally with our 9 1/4% Senior Subordinated Notes due November 15, 2013.

The notes will be held by the book-entry depositary, and book-entry interests representing interests in the notes and transfers of these interests in the notes will be shown on the records maintained by The Depository Trust Company.

Investing in the notes involves risks. See “ Risk Factors” on page S-19.

	Per Senior Note	Total	Per Subordinated Note	Total
Public Offering Price	100.00%		$100.00%	$
Underwriting Discount	%	$	%	$
Proceeds to Pilgrim’s Pride Corporation	%	$	%	$

Interest on the notes will accrue from January     , 2007 to the date of delivery.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC, the joint book-running managers of this offering, are lenders under our bridge loan facility and as such will receive all of the net proceeds of this offering, which will be used to repay outstanding amounts under our bridge loan facility.

Delivery of the notes, in book entry form, will be made on or about January     , 2007.

Joint Book-Running Managers
LEHMAN BROTHERS		CREDIT SUISSE

Senior Co-Managers
BMO CAPITAL MARKETS	DEUTSCHE BANK SECURITIES	JPMORGAN

Co-Managers

BANC OF AMERICA SECURITIES LLC	STEPHENS INC.	STIFEL NICOLAUS

                    , 2007

PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

This document has two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering and the notes offered. The second part, the accompanying prospectus, provides more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements of our plans, hopes, intentions, beliefs, anticipations, expectations or predictions for the future, denoted by the words “anticipate,” “believe,” “estimate,” “expect,” “project,” “imply,” “intend,” “foresee” and similar expressions, are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Such risks, uncertainties and assumptions include those identified in the “Risk Factors” section of this prospectus supplement including the following:

•	Matters generally affecting the poultry industry, including fluctuations in the commodity prices of feed ingredients, chicken and turkey;

•	Additional outbreaks of avian influenza or other diseases, either in our own flocks or elsewhere, affecting our ability to conduct our operations and/or demand for our poultry products;

•	Contamination of our products, which has previously and can in the future lead to product liability claims and product recalls;

•	Exposure to risks related to product liability, product recalls, property damage and injuries to persons, for which insurance coverage is expensive, limited and potentially inadequate;

•	Management of our cash resources, particularly in light of our substantial leverage;

•	Restrictions imposed by, and as a result of, our substantial leverage;

•	Changes in laws or regulations affecting our operations or the application thereof;

•	Competitive factors and pricing pressures or the loss of one or more of our largest customers;

•	Inability to consummate, or effectively integrate, any acquisition, including integrating our recent acquisition of Gold Kist Inc., or to realize the associated anticipated cost savings and operating synergies;

•	Currency exchange rate fluctuations, trade barriers, exchange controls, expropriation and other risks associated with foreign operations; and

•	The impact of uncertainties of litigation as well as other risks described in our filings with the Securities and Exchange Commission (SEC).

Actual results could differ materially from those projected in these forward-looking statements as a result of these factors, among others, many of which are beyond our control.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC: Public Reference Room, 100 F Street, NE, Room 1580, Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http:\\www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2006; and

•	our current reports on Form 8-K and Form 8-K/A, as applicable, filed on December 5, 2006, December 19, 2006, January 4, 2007, January 9, 2007 and January 11, 2007.

We also incorporate by reference any future filings made with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) before termination of the offering.

You may obtain a copy of these filings, at no cost, by writing or calling us at: Pilgrim’s Pride Corporation, 4845 US Highway 271 North, Pittsburg, TX, Telephone: (903) 434-1000.

ii

SUMMARY

The following is a summary of the more detailed information appearing elsewhere in this prospectus supplement. This summary is not complete and does not contain all the information you should consider. You should carefully read the entire prospectus supplement, the accompanying prospectus and the information incorporated herein by reference, including the “Risk Factors” section and the financial statements and the related notes. Unless the context otherwise requires or as otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to “the Company” and “Pilgrim’s Pride,” include all of our consolidated subsidiaries. We obtained the industry data used throughout this prospectus supplement from industry publications that we believe to be reliable, but we have not independently verified this information. Unless the context otherwise requires, the pro forma information contained in this prospectus supplement assumes that we completed the acquisition of Gold Kist Inc. (“Gold Kist”) and the related financings at the beginning of the fiscal year ended September 30, 2006, in accordance with the assumptions described in the section entitled “Unaudited Pro Forma Financial Data.” We define the poultry industry as consisting of the chicken and turkey industries.

The Company

We are the largest producer of chicken in the United States, the second largest producer and seller of chicken in Mexico, the largest producer of chicken in Puerto Rico, and have one of the best known brand names in the chicken industry. In the U.S., we produce both prepared and fresh chicken and fresh turkey, while in Mexico and Puerto Rico, we exclusively produce fresh chicken. Through vertical integration, we control the breeding, hatching and growing of chickens. We also control the processing, preparation, packaging and sale of our product lines, which we believe has made us one of the highest quality, lowest-cost producers of chicken in North America. We have consistently applied a long-term business strategy of focusing our growth efforts on higher-value, higher-margin prepared foods products and have become a recognized industry leader in this market segment. Accordingly, our sales efforts have traditionally been targeted to the foodservice industry, principally chain restaurants and food processors. We have continually made investments to ensure our prepared foods capabilities remain state-of-the-art and have complemented these investments with a substantial and successful research and development effort. In fiscal 2006, we sold 5.7 billion pounds of dressed chicken and 149.2 million pounds of dressed turkey and generated net sales of $5.2 billion. In fiscal 2006, our United States (U.S.) operations including Puerto Rico accounted for 91.7% of our net sales, with the remaining 8.3% arising from our Mexico operations. On a pro forma basis, in fiscal 2006, we sold 9.0 billion pounds of dressed chicken and 149.2 million pounds of dressed turkey, generating net sales of $7.4 billion, with our U.S. and Puerto Rico operations accounting for 94.1% of our pro forma net sales.

On January 9, 2007, we completed the acquisition of Gold Kist for an aggregate purchase price of approximately $1.1 billion and the refinancing or assumption of approximately $144.0 million of Gold Kist’s debt. Prior to the acquisition, Gold Kist was the third largest chicken company in the U.S., accounting for 8.8% of chicken produced in the U.S. in 2005. Gold Kist operated a fully integrated chicken production business, with production complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. In fiscal 2006, Gold Kist produced 3.3 billion pounds of dressed chicken and generated net sales of $2.1 billion.

With the addition of Gold Kist, we became the world’s leading chicken company in terms of production, with a pro forma market share based on total annual chicken production in the U.S. of 24.8%, and the fourth largest U.S. meat protein company by revenues. The combined company has an expanded geographic reach and customer base, while maintaining a balanced portfolio of fresh chicken and value-added products. Our enhanced geographic diversification will enable us to compete more efficiently both in the U.S. and internationally. We believe that the combined company will have a strong financial position and substantial cash flow, enabling us to consistently reduce debt and return to historical debt levels. See “Gold Kist Acquisition.”

Our Business

The U.S. chicken industry has grown for the last ten years at a compounded annual growth rate of 3.5%, growing from 24.8 billion pounds of chicken produced in 1995 to 35.0 billion pounds produced in 2005. This growth resulted from increasing domestic and international per capita consumption of chicken and population growth. The U.S. chicken industry is the world’s largest producer and second largest exporter of chicken. From 1995 to 2005, annual per capita consumption of chicken in the U.S. increased 25.2%, while annual per capita consumption of beef and pork declined 1.7%, and 2.9%, respectively. Per capita consumption of chicken in the U.S. surpassed that of pork in 1984 and beef in 1992. We believe these favorable trends will continue over the long-term due to consumers’ continued awareness of the health benefits, convenience, cost advantages and versatility of chicken. The United States Department of Agriculture (USDA) estimates that per capita consumption of chicken in the U.S. will grow from 87.0 pounds in 2005 to 93.8 pounds in 2010.

We expect several on-going industry trends to continue in 2007. These include increasing consumer demand for high-quality chicken products in the U.S. and globally and the consolidation of the U.S. chicken industry. We believe the consolidation in the industry is driven by the desire for enhanced cost efficiencies, the consolidation of the supermarket and foodservice industries and strict environmental, food safety, labor and other regulations governing the chicken industry. We believe these trends will result in favorable demand for our products, more stable chicken prices and generally improved industry conditions.

We believe that the industry has two major customer categories, foodservice and retail. The majority of our U.S. chicken sales are derived from products sold to the foodservice market. Foodservice customers principally include chain restaurants, food processors, foodservice distributors and certain other institutions located throughout the continental U.S. The retail market consists primarily of grocery store chains, wholesale clubs and other retail distributors. While the overall chicken market has grown consistently, we believe the majority of this growth in recent years has been in the foodservice market. According to the National Chicken Council, from 2001 through 2005, sales of chicken products to the foodservice market grew at a compounded annual growth rate of approximately 7.0%, versus 5.5% growth for the chicken industry overall. Foodservice growth is anticipated to continue as food-away-from-home expenditures continue to outpace overall industry growth rates. According to the National Restaurant Association, food-away-from-home expenditures grew at a compounded annual growth rate of approximately 5.2% from 2001 through 2005, and are projected to grow at a 3.5% compounded annual growth rate from 2005 through 2010. As a result, the food-away-from-home category is projected by the National Restaurant Association to account for 53.0% of total food expenditures by 2010, as compared with the amount of 47.5% in 2006. Due to internal growth and our fiscal 2004 acquisition of the chicken division of ConAgra Foods, Inc, which we sometimes refer to as our “fiscal 2004 acquisition,” our sales to the foodservice market from fiscal 2002 through fiscal 2006 grew at a compounded annual growth rate of 27.8% and represented 72.1% of the net sales of our U.S. chicken operations in fiscal 2006.

We are one of the two largest suppliers of prepared chicken products in the U.S. Our prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. Our prepared chicken products business is an important component of our sales and for fiscal 2006 accounted for 47.3%, or $1,940.1 million, of our U.S. chicken sales. Although Gold Kist’s prepared chicken products sales as a percentage of its total U.S. chicken sales is lower than ours, the acquisition of Gold Kist significantly increases our overall sales of prepared chicken products, solidifying our position as one of the two largest suppliers of prepared chicken products in the U.S.

Our prepared chicken products are sold primarily to foodservice customers. We are a major supplier of chicken to Arby’s®, Burger King®, Chick-fil-A®, Stouffers®, Wal-Mart® and Wendy’s®. Due to increased demand from our customers and our fiscal 2004 acquisition, our prepared chicken products sales to the foodservice market were $1,567.3 million in fiscal 2006 compared to $659.9 million in fiscal 2002, a compounded annual growth rate of approximately 24.1%. The acquisition of Gold Kist further increases our prepared chicken products sales to the foodservice market.

Our prepared chicken products sales to the retail market were $308.5 million in fiscal 2006 compared to $158.3 million in fiscal 2002, a compounded annual growth rate of approximately 18.2%. We believe that our growth in this market segment will continue as retailers concentrate on satisfying consumer demand for more products that are quick, easy and convenient to prepare at home.

The market for prepared chicken products has experienced, and we believe will continue to experience, greater growth, higher average sales prices and higher margins than fresh chicken products. We believe our above-market growth of prepared chicken products is attributable to our competitive strengths, which include full-line product capabilities, high-volume production capacities, research and development expertise and extensive distribution and marketing experience.

We also sell fresh chicken products to the foodservice and retail markets. Our fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated and prepackaged case-ready chicken, which includes various combinations of freshly refrigerated, whole chickens and chicken parts in trays, bags or other consumer packs labeled and priced ready for the retail grocer’s fresh meat counter. Our fresh chicken business is an important component of our sales and for fiscal 2006 accounted for 46.0%, or $1,885.0 million, of our U.S. chicken sales and as a result of the Gold Kist acquisition, our total U.S. fresh chicken sales will increase further. In addition to maintaining sales of mature, traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as marinated chicken and chicken parts, and to continually shift portions of this product mix into the higher value and margin prepared foods category. Our retail sales are enhanced by the strong consumer awareness of the Pilgrim’s Pride® brand, which is one of the leading chicken brand names in the chicken industry. We believe our brand awareness enhances the distribution of our fresh chicken and enables us to achieve price premiums in certain of our geographic markets. We believe the retail prepackaged fresh chicken business will continue to be a large and relatively stable market, providing opportunities for product differentiation and regional brand loyalty.

We are the second largest producer and seller of chicken in Mexico and are currently present in the Federal District of Mexico and all but three of the 31 Mexican States, which in total represent approximately 94.0% of the Mexican population. In fiscal 2006, the Mexican market represented 8.3% of our net sales and 5.9% of our net sales on a pro forma basis. Additionally, according to the National Chicken Council, between 1995 and 2005, annual per capita consumption of chicken in Mexico increased 62.1% to 59.5 pounds per person, as compared to 87.0 pounds per person in the U.S. According to the National Chicken Council, per capita consumption of chicken in Mexico is anticipated to grow from 59.5 pounds in 2005 to 67.2 pounds in 2010 as a result of the country’s improving economy and favorable demographic trends.

Our export and other chicken products, with the exception of our exported prepared foods products, consist of whole chickens and chicken parts sold primarily in bulk, non-branded form either refrigerated to distributors in the U.S. or frozen for distribution to export markets. In the U.S., prices of these products are negotiated daily or weekly and are generally related to market prices quoted by the USDA or other public price reporting services. We also sell U.S.-produced chicken products for export to Eastern Europe, including Russia, the Far East, Mexico and other world markets. We believe that U.S. chicken exports will continue to grow as worldwide demand increases for high-grade, low-cost meat protein sources. We also believe that worldwide demand for higher margin prepared foods products will increase over the next several years. Accordingly, we believe we are well positioned to capitalize on such growth.

Gold Kist Acquisition

On January 9, 2007, we completed the acquisition of Gold Kist for an aggregate purchase price of approximately $1.1 billion and the refinancing or assumption of approximately $144.0 million of Gold Kist debt.

Prior to the acquisition, Gold Kist was the third largest chicken company in the U.S., accounting for 8.8% of chicken produced in the U.S. in 2005. In fiscal 2006, Gold Kist produced and marketed approximately 3.3 billion pounds of dressed chicken and generated net sales of approximately $2.1 billion.

In fiscal 2006, Gold Kist sold its products to over 3,000 customers in the retail, industrial, foodservice and export markets. Gold Kist was a major supplier to all but one of the top ten U.S. food retailers, and products sold to the retail market accounted for a majority of its sales. Gold Kist’s retail sales consisted principally of fresh and frozen whole and cut-up products, deboned products and further-processed products.

Prior to the acquisition, Gold Kist was a major supplier to most major quick serve restaurant chains, providing a full line of fresh, frozen, partially- and fully-cooked products to various foodservice customers. Gold Kist also sold its products to a diversified base of foodservice distributors and end-use customers, including the USDA School Lunch Program. In addition, Gold Kist was a major supplier to industrial companies that further process chicken or use chicken as an ingredient in prepared meals.

Over the last few years Gold Kist focused its growth efforts on value-added products. These growth efforts included expenditures for expansion of further processing capacity, technological advances in its poultry production and processing operations and expanded chill pack capacity. Since October 2004, the percentage of Gold Kist’s value-added sales as a percentage of total sales increased from 44.7% to 59.2% as of the end of fiscal 2006. Gold Kist was also the first major chicken processor in the U.S. to offer antibiotic-free, air chilled premium chicken products raised on an all-vegetable diet. The air chilling process reduces the water absorption that occurs during the traditional water cooling process, while retaining the natural flavor, texture and tenderness of the chicken.

The Gold Kist acquisition expands our presence in the Southeastern United States, complementing our existing operations. Prior to the acquisition, Gold Kist operated a fully integrated chicken production business, with production complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. As a result of this acquisition we became the world’s leading chicken company in terms of production, with a pro forma market share based on total annual chicken production in the U.S. of 24.8%, and the fourth largest U.S. meat protein company by revenues. We believe the acquisition will present us opportunities to achieve significant cost savings, resulting primarily from the optimization of purchasing and the uses of production, distribution and shared facilities and the reduction of duplicative selling, general and administrative expenses.

Business Strategy

Our objectives are (1) to increase sales, profit margins and earnings and (2) to outpace the growth of, and maintain our leadership position in, the poultry industry. To achieve these goals, we plan to continue to pursue the following strategies and apply these strategies to maximizing the operating, strategic and financial benefits of the Gold Kist acquisition:

•

Capitalize on significant scale with leading industry position and brand recognition. We are the world’s leading chicken company in terms of production and the fourth largest U.S. meat protein company by revenues. We estimate that our market share based on total annual chicken production in the U.S. is 24.8%, surpassing Tyson Food’s market share of 21.4%, and surpassing our next largest competitor’s market share of 7.3%. The complementary fit of markets and geographic locations are two of the many benefits we realize from our acquisition of Gold Kist. We believe we are one of only two

U.S. chicken producers that can supply the growing demand for a broad range of price competitive standard and specialized products with well-known brand names on a nationwide basis from a single source supplier.

•	Realize significant synergies from the combined operations of Pilgrim’s Pride and Gold Kist. We expect that the Gold Kist acquisition will result in significant cost saving opportunities and broaden our geographic reach and customer base, while maintaining a balanced portfolio of fresh chicken and value-added products. We intend to integrate the Gold Kist operations into Pilgrim’s Pride as rapidly as possible while minimizing disruption to our operations. We expect to realize significant synergies from the Gold Kist acquisition by:

•	Determining and implementing a “best practices” approach across all operations, including optimizing purchasing and the uses of all production, distribution and shared facilities and services;

•	Realizing operating efficiencies by reducing duplicative selling, general and administrative expenses;

•	Taking advantage of our geographic presence by optimizing our supply chain management and logistics; and

•	Achieving further economies of scale.

•	Capitalize on attractive U.S. prepared foods market. We focus our U.S. growth initiatives on sales of prepared foods to the foodservice market because it continues to be one of the fastest growing and most profitable segments in the poultry industry. Products sold to this market segment require further processing, which enables us to charge a premium for our products, reducing the impact of feed ingredient costs on our profitability and improving and stabilizing our profit margins. Feed ingredient costs typically decrease from approximately 31%-49% of total production cost for fresh chicken products to approximately 16%-25% for prepared chicken products. Due to increased demand from our customers and our fiscal 2004 acquisition, our sales of prepared chicken products grew from $848.7 million in fiscal 2002 to $1,940.1 million in fiscal 2006, a compounded annual growth rate of 23.0%. Prepared foods sales represented 47.3% of our total U.S. chicken revenues in fiscal 2006, which we believe provides us with a significant competitive advantage and reduces our exposure to feed price fluctuations. The addition of well-known brands from our fiscal 2004 acquisition significantly expanded Pilgrim’s Pride’s already sizeable prepared foods chicken offerings. Similarly, our acquisition of highly customized cooked chicken products for restaurants and specialty foodservice customers from our fiscal 2004 acquisition complemented our existing lines of pre-cooked breast fillets, tenderloins, burgers, nuggets, salads and other prepared products for institutional foodservice, fast-food and retail customers. The acquisition of Gold Kist significantly increases our overall sales of prepared chicken products, solidifying our position as one of the two largest suppliers of prepared chicken products in the U.S.

•	Emphasize customer-driven research and technology. We have a long-standing reputation for customer-driven research and development in designing new products and implementing advanced processing technology. This enables us to better meet our customers’ changing needs for product innovation, consistent quality and cost efficiency. In particular, customer-driven research and development is integral to our growth strategy for the prepared foods market in which customers continue to place greater importance on value-added services. Our research and development personnel often work directly with customers in developing products for them, which we believe helps promote long-term relationships.

•	Enhance U.S. fresh chicken profitability through value-added, branded products. Our growth strategy has been to continually expand our prepared food operation as a percentage of total sales. For fiscal 2006, our U.S. fresh chicken sales accounted for $1,885.0 million, or 46.0%, of our U.S. chicken sales and as a result of the Gold Kist acquisition, our total U.S. fresh chicken sales will increase further. In addition to maintaining the sales of traditional fresh chicken products, our strategy is to shift the mix of our U.S. fresh chicken products by continuing to increase sales of higher margin, faster growing products, such as fixed-weight packaged products and marinated chicken and chicken parts, and to continually shift portions of this product mix into the higher value and margin prepared chicken products. Much of our fresh chicken products are sold under the Pilgrim’s Pride® brand name, which is a well-known brand in the chicken industry. The increased margin earned in value-added products dilutes the impact of feed cost fluctuations and mitigates the impact of changes in commodity chicken prices. Also, branded and value-added products provide us with a much more stable and predictable revenue stream. We plan to build on our growth efforts in the production and distribution of value-added products by utilizing Gold Kist’s production facilities and customer base and by achieving economies of scale in the new combined company.

•	Improve operating efficiencies and increase capacity on a cost-effective basis. We believe the acquisition of Gold Kist will allow us to decrease total cost of production and realize more efficient distribution with greater capacity through increased economies of scale. As production and sales grow, we continue to focus on improving operating efficiencies by investing in state-of-the-art technology and processes, training and our total quality management program. Specific initiatives include:

•	Standardizing lowest-cost production processes across our various facilities;

•	Centralizing purchasing and other shared services; and

•	Standardizing and upgrading technology where appropriate.

In addition, we have a proven history of increasing capacity while improving operating efficiencies at acquired properties in both the U.S. and Mexico. As a result, according to industry data, since 1993 we have consistently been one of the lowest cost producers of chicken in the U.S., and we also believe we are one of the lowest cost producers of chicken in Mexico.

•	Continue to seek strategic acquisitions. We have pursued opportunities to expand through acquisitions in the past. We expect that once Gold Kist is integrated and absorbed, we will continue to pursue acquisition opportunities in the future that would complement our existing businesses, broaden our production capabilities and improve our operating efficiencies.

•	Continue to penetrate the growing Mexican market. We seek to leverage our leading market position and reputation for freshness and quality in Mexico by focusing on the following objectives:

•	Continuing to be one of the most cost-efficient producers and processors of chicken in Mexico by applying technology and expertise utilized in the U.S.;

•	Continuing to increase our distribution of higher margin, more value-added products to national retail stores and restaurants; and

•	Continuing to build and emphasize brand awareness and capitalize on Mexican consumers’ preference for branded products and their insistence on freshness and quality.

•

Capitalize on export opportunities. We intend to continue to focus on international opportunities to complement our U.S. chicken operations and capitalize on attractive export markets. Although according to the USDA, exports of U.S. chicken products decreased 6.3% from 2001 through 2005, we believe U.S. chicken exports will grow as worldwide demand increases for high-grade, low-cost meat protein sources. According to USDA data, the export market for chicken is expected to grow at a compounded annual growth rate of 2.9% from 2005 to 2010 and 5.1% from 2005 to 2006 alone. Historically, we have targeted international markets to generate additional demand for our dark chicken meat, which is a natural by-product of our U.S. operations given our concentration on prepared foods products and the U.S. customers’ general preference for white chicken meat. As part of this initiative, we have created a significant international distribution network into several markets, including Mexico, which we now utilize not only for dark chicken meat distribution, but also for various higher margin prepared foods and other poultry products. We employ both a direct international sales force and export brokers. Our key international markets include Eastern Europe, including Russia, the Far East and Mexico. We believe that we have substantial opportunities to expand our sales to these markets by capitalizing on direct international distribution channels supplemented by our existing export broker relationships. For fiscal 2006 our export sales accounted for approximately 7.9% and 21.2% of our U.S. chicken sales and pounds, respectively, and approximately 7.0% and 17.6% of our pro forma U.S. chicken sales and pounds, respectively.

Recent Developments

Our unaudited interim consolidated financial statements for the three months ended December 30, 2006 are not yet available as of the date of this prospectus supplement. Although industry chicken prices have risen somewhat in recent weeks, during most of the first quarter of fiscal 2007, industry chicken prices were generally lower than the fourth quarter of fiscal 2006, while the average price of corn during our first quarter of fiscal 2007 was approximately 38% higher than in our fourth quarter of fiscal 2006. As a result, we began experiencing negative operating margins during our first quarter of fiscal 2007 and expect that our results in the first quarter when they become available will reflect those negative margin trends. We would expect that Gold Kist’s operations for its first quarter of fiscal 2007 were also affected by these industry-wide negative margin trends.

Risk Factors

See “Risk Factors” beginning on page S-19 for a discussion of factors you should consider carefully before deciding to invest in the notes.

The Offering

Issuer	Pilgrim’s Pride Corporation, a Delaware corporation.

Notes Offered	$ aggregate principal amount of % Senior Notes due 2015

$ aggregate principal amount of % Senior Subordinated Notes due 2017

Use of Proceeds

We will use the net proceeds from this offering to repay indebtedness outstanding under our bridge loan facility incurred in connection with the Gold Kist acquisition. Because affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are lenders under the bridge loan facility, such affiliates will receive all of the net proceeds of this offering. See “Use of Proceeds” and “Underwriting—Other Relationships/NASD Conduct Rules.”

Senior Notes

Maturity	, 2015.

Interest Rate	Interest on the Senior Notes will accrue at the rate of % per annum, payable semi-annually in cash in arrears.

Interest Payment Dates	and of each year, beginning on , 2007.

Ranking

The Senior Notes will be unsecured senior obligations. Because they are unsecured, the Senior Notes will be effectively subordinated in right of payment to all of our existing and future secured obligations to the extent of the value of the assets securing those obligations and the indebtedness of our subsidiaries.

The Senior Notes will rank equally with all of our existing and future unsecured obligations that do not expressly provide that they are subordinated to the Senior Notes.

The Senior Notes will rank senior in right of payment to all of our existing and future subordinated obligations (including the Subordinated Notes).

Assuming that we had completed this offering and the Gold Kist acquisition and the related financings in accordance with the assumptions described in the section entitled “Unaudited Pro Forma Financial Data” and applied the proceeds as intended, as of September 30, 2006, the Senior Notes would have been effectively subordinated to approximately $1,053.5 million of our secured obligations and liabilities of our subsidiaries and we would have had obligations that were subordinated to the Senior Notes on that date of approximately $82.6 million excluding the Subordinated Notes offered hereby.

Guarantees

The Senior Notes will be guaranteed on a senior unsecured basis, jointly and severally, by any of our domestic subsidiaries that incur indebtedness. None of our foreign subsidiaries will guarantee the Senior Notes, and none of our existing domestic subsidiaries will initially guarantee the Senior Notes.

Optional Redemption

We will have the right to redeem the Senior Notes in whole or in part on or after                     , 2011, at the redemption prices described in “Description of Notes—Description of the Senior Notes—Optional Redemption.” In addition, prior to                     , 2010, we have the option to redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings at the price described in “Description of Notes—Description of the Senior Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the Senior Notes at the redemption prices described in “Description of Notes—Description of the Senior Notes—Repurchase at the Option of Holders.”

Main Covenants of the Indenture

We will issue the Senior Notes under an indenture and supplemental indenture (collectively, the “Senior Indenture”) with Wells Fargo Bank, National Association, as trustee, each dated                     , 2007. The Senior Indenture contains various covenants that will limit our ability and the ability of our subsidiaries to, among other things:

•	borrow money;

•	incur liens;

•	pay dividends;

•	make investments;

•	use our assets as security in other transactions;

•	sell our assets;

•	enter into transactions with affiliates;

•	merge or consolidate with other companies;

•	issue or sell equity interests in subsidiaries; and

•	restrict the ability of our subsidiaries to make payments to us.

For more details, see “Description of Notes—Description of the Senior Notes—Certain Covenants.”

If, after the date of this offering, the Senior Notes receive an Investment Grade Rating (as defined in “Description of Notes—Description of the Senior Notes—Certain Definitions”), then certain of the covenants will cease to apply as described in “Description of Notes—Description of the Senior Notes—Fall-Away Event.”

Form of Senior Notes

We will initially issue the Senior Notes as one or more global notes in registered, book-entry form without interest coupons. These global notes will be deposited upon issuance with Wells Fargo Bank, National Association, as custodian for The Depository Trust Company. Beneficial interests in the Senior Notes will be shown on the records maintained by The Depository Trust Company and its participants. Except in the limited circumstances described in “Description of Notes—Book Entry; Delivery; Form,” participants or indirect participants in the global notes cannot obtain Senior Notes in definitive form and cannot have Senior Notes issued and registered in their names.

Trustee and Paying Agent	Wells Fargo Bank, National Association

Governing Law	The Senior Indenture and the Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Absence of Trading Market for Senior Notes	We do not intend to apply for a listing of the Senior Notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the Senior Notes will develop or will be maintained.

Subordinated Notes

Maturity	, 2017.

Interest Rate	Interest on the Subordinated Notes will accrue at the rate of % per annum, payable semi-annually in cash in arrears.

Interest Payment Dates	and of each year, beginning on , 2007.

Ranking

The Subordinated Notes will be unsecured senior subordinated obligations. They will rank subordinated in right of payment to all of our existing and future senior obligations (including the Senior Notes) and are effectively subordinated to the debt of our subsidiaries.

The Subordinated Notes will rank equally with all of our existing and future senior subordinated obligations.

The Subordinated Notes will rank senior in right of payment to all of our future subordinated obligations, if any.

Assuming that we had completed this offering and the Gold Kist acquisition and the related financings in accordance with the assumptions described in the section entitled “Unaudited Pro Forma Financial Data” and applied the proceeds as intended, as of September 30, 2006, the Subordinated Notes would have been subordinated to approximately $1,254.3 million of our existing senior obligations, excluding the Senior Notes offered hereby.

Guarantees

The Subordinated Notes will be guaranteed on a senior subordinated unsecured basis, jointly and severally, by any of our domestic subsidiaries that incur indebtedness. None of our foreign subsidiaries will guarantee the Subordinated Notes, and none of our existing domestic subsidiaries will initially guarantee the Subordinated Notes.

Optional Redemption

We will have the right to redeem the Subordinated Notes in whole or in part on or after                     , 2012, at the redemption prices described in “Description of Notes—Description of the Subordinated Notes—Optional Redemption.” In addition, prior to                     , 2010, we have the option to redeem up to 35% of the aggregate principal amount of the Subordinated Notes with the proceeds of certain equity offerings at the price described in “Description of Notes—Description of the Subordinated Notes—Optional Redemption.”

Mandatory Offer to Repurchase

If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the Subordinated Notes at the redemption prices described in “Description of Notes—Description of the Subordinated Notes—Repurchase at the Option of Holders.”

Main Covenants of the Indenture

We will issue the Subordinated Notes under an indenture and supplemental indenture (collectively, the “Subordinated Indenture”) with Wells Fargo Bank, National Association, as trustee, each dated                     , 2007. The Subordinated Indenture contains various covenants that will limit our ability and the ability of our subsidiaries to, among other things:

•	borrow money;

•	incur liens;

•	pay dividends;

•	make investments;

•	use our assets as security in other transactions;

•	sell our assets;

•	enter into transactions with affiliates;

•	merge or consolidate with other companies;

•	issue subordinated debt that is not pari passu with or subordinated to the Subordinated Notes;

•	issue or sell equity interests in subsidiaries; and

•	restrict the ability of our subsidiaries to make payments to us.

For more details, see “Description of Notes—Description of the Subordinated Notes—Certain Covenants.”

If, after the date of this offering, the Subordinated Notes receive an Investment Grade Rating (as defined in “Description of Notes—Description of the Subordinated Notes—Certain Definitions”), then certain of the covenants will cease to apply as described in “Description of Notes—Description of the Subordinated Notes—Fall-Away Event.”

Form of Subordinated Notes

We will initially issue the Subordinated Notes as one or more global notes in registered, book-entry form without interest coupons. These global notes will be deposited upon issuance with Wells Fargo Bank, National Association as custodian for The Depository Trust Company. Beneficial interests in the Subordinated Notes will be shown on the records maintained by The Depository Trust Company and its participants. Except in the limited circumstances described in “Description of Notes—Book Entry; Delivery; Form,” participants or indirect participants in the global notes cannot obtain Subordinated Notes in definitive form and cannot have Subordinated Notes issued and registered in their names.

Trustee and Paying Agent	Wells Fargo Bank, National Association

Governing Law	The Subordinated Indenture and the Subordinated Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Absence of Trading Market for Senior Notes

We do not intend to apply for a listing of the Subordinated Notes on any securities exchange. Accordingly, we cannot assure you that a liquid market for the Subordinated Notes will develop or will be maintained.

Summary Unaudited Pro Forma Financial and Other Data

The following table sets forth certain of our statement of operations and other data on a pro forma basis giving effect to the Gold Kist acquisition, the refinancing of certain Pilgrim’s Pride notes payable in December 2006, the completion of this offering and the application of the net proceeds as described under “Use of Proceeds” as if they had occurred as of the beginning of the fiscal year ended September 30, 2006. The unaudited pro forma balance sheet data gives effect to the Gold Kist acquisition, the refinancing of certain Pilgrim’s Pride notes payable in December 2006, the completion of this offering and the application of the net proceeds as described under “Use of Proceeds” as if they had occurred on September 30, 2006. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma financial data is provided for information purposes only and is not necessarily indicative of our future results or the operating results or financial condition that would have actually been obtained had such transactions been consummated as of the assumed dates. You should read this unaudited pro forma financial data in conjunction with “Unaudited Pro Forma Financial Data” contained in this prospectus supplement and our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Selected Financial Data” incorporated by reference in this prospectus supplement from our annual report on Form 10-K for the year ended September 30, 2006 (the “2006 Form 10-K”) and Gold Kist’s consolidated financial statements and the related notes incorporated by reference in this prospectus supplement from our current report on Form 8-K/A filed on January 11, 2007.

Pro Forma Consolidated
Fiscal Year Ended September 30, 2006
(In thousands, except per share amounts)
Statement of Operations:
Net sales	$7,352,079
Cost of sales	6,993,932

Gross profit	358,147
Selling, general and administrative expenses	397,815

Operating loss	(39,668)
Interest expense, net(a)	128,791
Other income, net	(6,159)

Loss before taxes	(162,300)
Income tax benefit	(50,410)

Net loss	$(111,890)

Net loss per common share (basic and diluted)	$(1.68)

Other Data:
EBITDA(b)	$176,741
Depreciation and amortization(c)	$214,454
Capital expenditures	$234,320

Pro Forma at September 30, 2006
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$150,322
Working capital	$612,719
Total assets	$4,027,720
Total debt, including current maturities	$1,805,311
Total stockholders’ equity	$1,113,807

(a)	Interest expense, net consists of interest expense less interest income.
(b)	“EBITDA” is defined as the sum of net income plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). Our method of computation may or may not be comparable to other similarly titled measures used in filings with the SEC by other companies. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements. EBITDA is presented because we believe it provides meaningful additional information concerning a company’s operating results and its ability to service its long-term debt and to fund its growth, and we believe EBITDA is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of results under U.S. generally accepted accounting principles (“GAAP”), to compare the performance of companies. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP. The following table provides a reconciliation of pro forma combined EBITDA to pro forma combined net income for the period presented:

Pro Forma Consolidated
Fiscal Year Ended September 30, 2006
(In thousands)
Net loss	$(111,890)
Add:
Interest expense, net	128,791
Income tax benefit	(50,410)
Depreciation and amortization	214,454
Minus:
Amortization of capitalized financing charges	4,204

EBITDA	$176,741

(c)	Includes amortization of capitalized financing costs of approximately $4.2 million.

Summary Historical Financial and Other Data

The following consolidated financial data is derived from our consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Selected Financial Data” incorporated by reference in this prospectus supplement from the 2006 Form 10-K.

	Fiscal Year Ended
	Oct. 2, 2004(a)(b)	Oct. 1, 2005	Sept. 30, 2006
	(In thousands)
Statement of Operations:
Net sales	$5,363,723	$5,666,275	$5,235,565
Cost of sales	4,794,415	4,921,076	4,937,965
Cost of sales—restructuring(c)	64,160	—	—
Non-recurring recoveries(d)	(23,891)	—	—

Total cost of sales	4,834,684	4,921,076	4,937,965

Gross profit(d)	529,039	745,199	297,600
Selling, general and administrative expenses	255,802	309,387	294,598
Other restructuring charges(c)	7,923	—	—

Operating income(d)	265,314	435,812	3,002
Interest expense, net(e)	52,129	43,932	40,553
Other (income) expense, net(d)	4,650	(11,643)	(1,234)

Income (loss) before income taxes	208,535	403,523	(36,317)
Income tax expense (benefit)	80,195	138,544	(2,085)

Net income (loss)	$128,340	$264,979	$(34,232)

Other Data:
EBITDA(f)	$372,501	$580,078	$136,763
Depreciation and amortization(g)	$113,788	$134,944	$135,133
Capital expenditures	$79,642	$116,588	$143,882

At September 30, 2006
Balance Sheet Data:
Cash and cash equivalents	$156,404
Working capital	$528,836
Total assets	$2,426,868
Total debt, including current maturities	$565,198
Total stockholders’ equity	$1,117,328

(a)	Fiscal 2004 includes 53 weeks.
(b)	We acquired the ConAgra Foods, Inc. chicken division on November 23, 2003 for $635.2 million including the non-cash value of common stock issued of $357.5 million. The acquisition has been accounted for as a purchase and the results of operations for this acquisition have been included in our consolidated results of operations since the acquisition date.
(c)	On April 26, 2004, we announced a plan to restructure our turkey division, including the sale of some facilities in Virginia. The facilities were sold in the fourth quarter of fiscal 2004. In connection with the restructuring, we recorded cost of sales-restructuring charges of approximately $64.2 million and $7.9 million of other restructuring charges.

(d)	Gross profit, operating income and other income include the following non-recurring recoveries and other unusual items for each of the years presented:

	Fiscal Year Ended
	Oct. 2, 2004		Oct. 1, 2005
	Non-Recurring	Other Income	Non-Recurring	Other Income
	(In thousands)
Insurance recoveries	$23,815	$—	$—	$—
Litigation settlement	—	—	—	11,680

Vitamin and methionine	76	963	—	—

Total	$23,891	$963	$—	$11,680

(e)	Interest expense, net, consists of interest expense less interest income.
(f)	“EBITDA” is defined as the sum of net income plus interest, taxes, depreciation and amortization (excluding amortization of capitalized financing costs). Our method of computation may or may not be comparable to other similarly titled measures used in filings with the SEC by other companies. See the consolidated statements of income and consolidated statements of cash flows included in our financial statements. EBITDA is presented because we believe that it provides meaningful additional information concerning a company’s operating results and its ability to service its long-term debt and to fund its growth, and we believe EBITDA is frequently used by securities analysts, investors and other interested parties, in addition to and not in lieu of GAAP results, to compare the performance of companies. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with GAAP.

A reconciliation of net income to EBITDA is as follows:

	Fiscal Year Ended
	Oct. 2, 2004	Oct. 1, 2005	Sept. 30, 2006
	(In thousands)
Net income	$128,340	$264,979	$(34,232)
Add:
Interest expense, net	52,129	43,932	40,553
Income tax expense (benefit)	80,195	138,544	(2,085)
Depreciation and amortization	113,788	134,944	135,133
Minus:
Amortization of capitalized financing costs	1,951	2,321	2,606

EBITDA	$372,501	$580,078	$136,763

(g)	Includes amortization of capitalized financing costs of approximately $2.0 million, $2.3 million and $2.6 million in the fiscal years 2004, 2005 and 2006, respectively.

Summary Historical Financial and Other Data—Gold Kist

The following consolidated financial data is derived from Gold Kist’s consolidated financial statements. Historical results should not be taken as necessarily indicative of the results that may be expected for any future period. You should read this consolidated financial data in conjunction with Gold Kist’s consolidated financial statements and the related notes incorporated by reference in this prospectus supplement from our Current Report on Form 8-K/A filed on January 11, 2007.

	Comparative Quarter Ended September 28, 2003	Fiscal Year Ended June 26, 2004	Transition Quarter Ended October 2, 2004	Fiscal Year Ended
				October 1, 2005	September 30, 2006
	(In Thousands)
Statement of Operations:
Net Sales	$516,688	$2,260,728	$646,511	$2,304,262	$2,127,374
Cost of sales	453,998	1,899,395	554,142	1,984,178	2,041,171

Gross Profit	62,690	361,333	92,369	320,084	86,203

Distribution, administrative and general expense	24,271	108,772	31,011	112,177	107,526
Pension plan settlement loss(a)	—	10,288	—	906	—
Conversion Expenses(b)	—	—	2,522	1,418	—
Other charges	—	—	—	—	6,152

	24,271	119,060	33,533	114,501	113,678
Operating income (loss):	38,419	242,273	58,836	205,583	(27,475)
Interest expense, net(c)	7,430	27,799	7,879	17,713	9,819
Debt prepayment interest and write-off related fees and discounts	—	6,341	—	16,186	—
Write-off of investments(d)	—	57,364	—	2,500	—
Income from joint ventures, net	—	(1,685)	(1,223)	(4,146)	(2,461)
Miscellaneous, net	(4,242)	(257)	(610)	(507)	(2,464)

Income (loss) before income taxes	35,231	152,711	52,790	173,837	(32,369)
Income tax expense (benefit)	11,746	41,817	18,772	61,591	(14,624)

Net income (loss)	$23,485	$110,894	$34,018	$112,246	$(17,745)

Other Data:
Depreciation and amortization	$9,964	$39,592	$10,030	$43,144	$44,793
Capital expenditures	$3,992	$42,210	$25,160	$80,760	$90,438

					At September 30, 2006
Balance Sheet Data:
Cash and cash equivalents					$77,532
Working capital					$269,464
Total assets					$869,137
Total debt					$143,661
Total patrons’ and other equity/stockholders’ equity					$471,458

(a)	Gold Kist recognized pension settlement expense in fiscal 2004 and fiscal 2005. The pension settlement expense resulted from lump sum distribution payments from the plans to electing retiring employees exceeding service and interest cost components of pension expense in the plan year.

(b)	Gold Kist converted from an agricultural cooperative to a for-profit corporation and completed its initial public stock offering in October 2004.
(c)	Interest expense, net consists of interest expense less interest and dividend income.
(d)	In October 1998, Gold Kist completed the sale of assets of the Agri-Services segment business to Southern States Cooperative, Inc., or SSC. In connection with the transaction, Gold Kist purchased from SSC $60.0 million principal amount of capital trust securities and $40.0 million principal amount of cumulative preferred securities for $98.6 million in October 1999. In October 2002, SSC notified Gold Kist that, pursuant to the provisions of the indenture under which Gold Kist purchased the capital trust securities, SSC would defer the capital trust securities’ quarterly interest payment due on October 5, 2002. Quarterly interest payments for subsequent quarters were also deferred. As a result of the deferral of the interest payments, Gold Kist reduced the carrying value of the capital trust securities by $24.1 million with a corresponding charge against the loss from continuing operations for fiscal 2003.

As of December 31, 2003, SSC’s total stockholders’ and patrons’ equity fell below Gold Kist’s carrying value of the preferred stock investment, which Gold Kist believed was a triggering event indicating impairment. Gold Kist recorded an “other-than-temporary” impairment charge of $18.5 million, which was reflected as a loss on investment within other expenses. In June 2004, Gold Kist notified SSC that it was abandoning the investment and returned the securities. As a result of the abandonment, the remaining investment balance of $38.9 million was written off and reflected as a write-off of investment within other expenses in the consolidated statement of operations for fiscal 2004. The write-off of an investment in fiscal 2005 represents an investment in a supply cooperative in which Gold Kist is no longer a member.

RISK FACTORS

Before you invest in the notes, you should consider carefully the following factors, in addition to the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus. Investing in the notes involves a high degree of risk. The risks described below are not the only risks we face, and additional risks and uncertainties may also impair our business operations. The occurrence of any one or more of the following or other currently unknown factors could materially adversely affect your investment in the notes or our business and operating results.

Risks Relating to Our Business

Cyclicality and Commodity Prices—Industry cyclicality can affect our earnings, especially due to fluctuations in commodity prices of feed ingredients, chicken and turkey.

Profitability in the chicken and turkey industries is materially affected by the commodity prices of feed ingredients, chicken and turkey, which are determined by supply and demand factors. As a result, the chicken and turkey industries are subject to cyclical earnings fluctuations.

The production of feed ingredients is positively or negatively affected primarily by weather patterns throughout the world, the global level of supply inventories and demand for feed ingredients, and the agricultural policies of the U.S. and foreign governments. In particular, weather patterns often change agricultural conditions in an unpredictable manner. A sudden and significant change in weather patterns could affect supplies of feed ingredients, as well as both the industry’s and our ability to obtain feed ingredients, grow chickens and turkeys or deliver products.

The cost of corn, our primary feed ingredient, increased significantly from August 2006 to the date of this prospectus supplement, and there can be no assurance that the price of corn will not continue to rise as a result of, among other things, increasing demand for corn products around the world and alternative uses of corn, such as ethanol production.

High feed ingredient prices have had a material adverse effect on our operating results. We periodically seek, to the extent available, to enter into advance purchase commitments or financial hedging contracts for the purchase of feed ingredients in an effort to manage our feed ingredient costs. The use of such instruments may not be successful.

We also seek to adjust our operations in response to high feed prices and other cyclical factors. On October 29, 2006, we announced that we would reduce weekly chicken processing by 5.0% year-over-year, or approximately 1.3 million head per week by January 2007, as part of our continuing effort to better balance supply and demand amid declining chicken prices and sharply higher costs for corn. Although industry chicken prices have risen somewhat in recent weeks, during most of the first quarter of fiscal 2007, industry chicken prices were generally lower than the fourth quarter of fiscal 2006, even though the average price of corn in the first quarter of fiscal 2007 was 38.0% higher than in the fourth quarter of fiscal 2006. As a result, we operated at a negative margin in the first quarter of fiscal 2007. There can be no assurance that corn prices will not continue to rise or when chicken prices will rise enough to offset the increased corn prices.

Livestock and Poultry Disease, including Avian Influenza—Outbreaks of livestock diseases in general and poultry diseases in particular, including avian influenza, can significantly affect our ability to conduct our operations and demand for our products.

We take reasonable precautions to ensure that our flocks are healthy and that our processing plants and other facilities operate in a sanitary and environmentally-sound manner. However, events beyond our control, such as the outbreaks of disease, either in our own flocks or elsewhere, could significantly affect demand for our products or our ability to conduct our operations. Furthermore, an outbreak of disease could result in governmental restrictions on the import and export of our fresh chicken, turkey or other products to or from our suppliers, facilities or customers, or require us to destroy one or more of our flocks. This could also result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our ability to market our products successfully and on our business, reputation and prospects.

During the first half of fiscal 2006, there was substantial publicity regarding a highly pathogenic strain of avian influenza, known as H5N1, which has been affecting Asia since 2002 and which has recently been found in Eastern Europe. It is widely believed that H5N1 is being spread by migratory birds, such as ducks and geese. There have also been some cases where H5N1 is believed to have passed from birds to humans as humans came into contact with live birds that were infected with the disease.

Although highly pathogenic H5N1 has not been identified in North America, there have been outbreaks of low pathogenic strains of avian influenza in North America, including in the U.S. in 2002 and 2004, and in Mexico outbreaks of both high and low-pathogenic strains of avian influenza are fairly common occurrences, including in 2006, which have impacted our operations. Historically, the outbreaks of low pathogenic avian influenza have not generated the same level of concern, or received the same level of publicity or been accompanied by the same reduction in demand for poultry products in certain countries as that recently associated with the highly pathogenic H5N1 strain. Accordingly, even if the highly pathogenic H5N1 strain does not spread to North or Central America, there can be no assurance that it will not materially adversely affect demand for North or Central American produced poultry internationally and/or domestically, and, if it were to spread to North or Central America, there can be no assurance that it would not significantly affect our ability to conduct our operations and/or demand for our products, in each case, in a manner having a material adverse effect on our business, reputation and/or prospects.

Contamination of Products—If our poultry products become contaminated, we may be subject to product liability claims and product recalls.

Poultry products may be subject to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella and generic E. coli. These pathogens are generally found in the environment and, as a result, there is a risk that they, as a result of food processing, could be present in our processed poultry products. These pathogens can also be introduced as a result of improper handling at the further processing, foodservice or consumer level. These risks may be controlled, but may not be eliminated, by adherence to good manufacturing practices and finished product testing. We have little, if any, control over proper handling once the product has been shipped. Illness and death may result if the pathogens are not eliminated at the further processing, foodservice or consumer level. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation and prospects.

Product Liability—Product liability claims or product recalls can adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.

The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our production or processing operations, we may encounter the same risks if any third party tampers with our products. We cannot assure you that we will not be required to perform product recalls, or that product liability claims will not be asserted against us, in the future. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully or on our business, reputation, prospects, financial condition and results of operations.

Substantial Leverage—Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt securities.

Our acquisition of Gold Kist increased our indebtedness significantly. We currently have, and after this offering will continue to have, a substantial amount of indebtedness. The following table shows important credit statistics for our company. The table sets forth these statistics on a pro forma basis to reflect the completion of the acquisition of Gold Kist and related financings and this offering as described in “Summary Unaudited Pro Forma Financial Data” and in accordance with the assumptions described therein.

	Pro Forma as of September 30, 2006
	($ in thousands)
Total debt, including current maturities	$1,805,311
Stockholders’ equity	$1,113,807
Total debt to stockholders’ equity ratio	1.6x
Ratio of earnings to fixed charges	—	*

*	Earnings were insufficient to cover our fixed charges by $170,936.

Our substantial indebtedness could adversely affect our financial condition which could have important consequences to you. For example, it could:

•	Make it more difficult for us to satisfy our obligations under our debt securities, including the notes;

•	Increase our vulnerability to general adverse economic conditions;

•	Limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

•	Require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and for other general corporate purposes;

•	Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	Place us at a competitive disadvantage compared to our competitors that have less debt;

•	Limit our ability to pursue acquisitions and sell assets; and

•	Limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Failing to comply with those covenants could result in an event of default or require redemption of indebtedness. Either of these events could have a material adverse effect on us.

Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include the commodity prices of feed ingredients, chicken and turkey and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See “Description of Other Indebtedness” and “Description of Notes.”

Additional Borrowings Available—Despite our substantial indebtedness, we may still be able to incur significantly more debt; this could intensify the risks described above.

Despite our significant indebtedness, we are not prohibited from incurring additional indebtedness in the future. If additional debt is added to our current substantial debt levels, the related risks that we now face could intensify. For more information on our borrowing ability, see “Description of Other Indebtedness” and “Description of Notes.”

Insurance—We are exposed to risks relating to product liability, product recalls, property damage and injuries to persons for which insurance coverage is expensive, limited and potentially inadequate.

Our business operations entail a number of risks, including risks relating to product liability claims, product recalls, property damage and injuries to persons. We currently maintain insurance with respect to certain of these risks, including product liability insurance, property insurance, workers compensation insurance and general liability insurance, but in many cases such insurance is expensive, difficult to obtain and no assurance can be given that such insurance can be maintained in the future on acceptable terms, or in sufficient amounts to protect us against losses due to any such events, or at all. Moreover, even though our insurance coverage may be designed to protect us from losses attributable to certain events, it may not adequately protect us from liability and expenses we incur in connection with such events. For example, the losses attributable to our October 2002 recall of cooked deli-products produced at one of our facilities significantly exceeded available insurance coverage. Additionally, in the past two of our insurers encountered financial difficulties and were unable to fulfill their obligations under the insurance policies as anticipated and separately two of our other insurers contested coverage with respect to claims covered under policies purchased, forcing us to litigate the issue of coverage before we were able to collect under these policies.

Significant Competition—Competition in the chicken and turkey industries with other vertically integrated poultry companies could adversely affect our business.

The chicken and turkey industries are highly competitive. In both the U.S. and Mexico, we primarily compete with other vertically integrated poultry companies.

In general, the competitive factors in the U.S. poultry industry include:

•	Price;

•	Product quality;

•	Brand identification;

•	Breadth of product line; and

•	Customer service.

Competitive factors vary by major market. In the foodservice market, competition is based on consistent quality, product development, service and price. In the U.S. retail market, we believe that competition is based on product quality, brand awareness, customer service and price. Further, there is some competition with non-vertically integrated further processors in the U.S. prepared food business.

In Mexico, where product differentiation has traditionally been limited, product quality and price have been the most critical competitive factors. Additionally, the North American Free Trade Agreement, which went into effect on January 1, 1994, required annual reductions in tariffs for chicken and chicken products in order to eliminate those tariffs by January 1, 2003. On November 21, 2002, the Mexican Secretariat of the Economy announced that it would initiate an investigation to determine whether a temporary safeguard action was warranted to protect the domestic poultry industry when import tariffs on poultry were eliminated in January 2003. In July 2003, the U.S. and Mexico entered into a safeguard agreement with regard to imports into Mexico of chicken leg quarters from the U.S. Under this agreement, a tariff rate for chicken leg quarters of 98.8% of the sales price was established. This tariff was reduced on January 1, 2007 to 19.8% and is to be reduced in the following year so that the final tariff rate at January 1, 2008 will be zero. As those tariffs are reduced, increased competition from chicken imported into Mexico from the U.S. could have a material adverse effect on the Mexican chicken industry in general, and on our Mexican operations in particular.

Loss of Key Customers—The loss of one or more of our largest customers could adversely affect our business.

In fiscal 2006, on a pro forma basis, our three largest customers accounted for approximately 18.8% of our net sales, with our largest customer, Wal-Mart Stores Inc., accounting for approximately 9.1% of our net sales. Our business could suffer significant set backs in revenues and operating income if we lost one or more of our largest customers, or if our customers’ plans and/or markets should change significantly.

Integration of Gold Kist—There can be no assurance that Gold Kist can be combined successfully with our business.

In evaluating the terms of our acquisition of Gold Kist, we analyzed the respective businesses of Pilgrim’s Pride and Gold Kist and made certain assumptions concerning their respective future operations. A principal assumption was that the acquisition will produce operating results better than those historically experienced or presently expected to be experienced in the future by us in the absence of the acquisition. There can be no assurance, however, that this assumption is correct or that the businesses of Pilgrim’s Pride and Gold Kist will be successfully integrated in a timely manner.

Synergies of Gold Kist—There can be no assurance that we will achieve anticipated synergies from our acquisition of Gold Kist.

We consummated the Gold Kist acquisition with the expectation that it will result in beneficial synergies, such as cost savings and enhanced growth. Any success in realizing these benefits and the timing of this realization, if any, depend upon the successful integration of the operations of Gold Kist into Pilgrim’s Pride, and upon general and industry-specific economic factors. The integration of two independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	Transitioning and preserving Gold Kist’s customer, contractor, supplier and other important third party relationships;

•	Integrating corporate and administrative infrastructures;

•	Coordinating sales and marketing functions;

•	Minimizing the diversion of management’s attention from ongoing business concerns;

•	Coordinating geographically separate organizations; and

•	Retaining key employees.

Even if Pilgrim’s Pride and Gold Kist are able to integrate their operations and economic conditions remain stable, there can be no assurance that the anticipated synergies will be achieved.

Assumption of Unknown Liabilities in Acquisitions—Assumption of unknown liabilities in acquisitions may harm our financial condition and operating results.

Acquisitions may be structured in such a manner that would result in the assumption of unknown liabilities not disclosed by the seller or uncovered during pre-acquisition due diligence. For example, our acquisition of Gold Kist was structured as a merger in which we effectively assumed all of the liabilities of Gold Kist, including liabilities that may be unknown. Such unknown obligations and liabilities could harm our financial condition and operating results.

Potential Acquisitions—We may pursue additional opportunities to acquire complementary businesses, which could further increase leverage and debt service requirements and could adversely affect our financial situation if we fail to successfully integrate the acquired business.

We intend to continue to pursue selective acquisitions of complementary businesses in the future. Inherent in any future acquisitions are certain risks such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our operating results, particularly during the period immediately following such acquisitions. Additional debt or equity capital may be required to complete future acquisitions, and there can be no assurance that we will be able to raise the required capital. Furthermore, acquisitions involve a number of risks and challenges, including:

•	Diversion of management’s attention;

•	The need to integrate acquired operations;

•	Potential loss of key employees and customers of the acquired companies;

•	Lack of experience in operating in the geographical market of the acquired business; and

•	An increase in our expenses and working capital requirements.

Any of these and other factors could adversely affect our ability to achieve anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions.

Foreign Operations Risks—Our foreign operations pose special risks to our business and operations.

We have substantial operations and assets located in Mexico and may participate in or acquire operations and assets in other foreign countries in the future. Foreign operations are subject to a number of special risks, including among others:

•	Currency exchange rate fluctuations;

•	Trade barriers;

•	Exchange controls;

•	Expropriation; and

•	Changes in laws and policies, including those governing foreign-owned operations.

Currency exchange rate fluctuations, which have adversely affected us in the past, or one or more other risks may have a material adverse effect on our business or operations in the future.

Our operations in Mexico are conducted through subsidiaries organized under the laws of Mexico. We may rely in part on intercompany loans and distributions from our subsidiaries to meet our obligations. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims. Additionally, the ability of our Mexican subsidiaries to make payments and distributions to us will be subject to, among other things, Mexican law. In the past, these laws have not had a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions. However, laws such as these may have a material adverse effect on the ability of our Mexican subsidiaries to make these payments and distributions in the future.

Government Regulation—Regulation, present and future, is a constant factor affecting our business.

The chicken and turkey industries are subject to federal, state and local governmental regulation, including in the health and environmental areas. We anticipate increased regulation by various agencies concerning food safety, the use of medication in feed formulations and the disposal of poultry by-products and wastewater discharges.

Also, changes in laws or regulations or the application thereof may lead to government enforcement actions and resulting litigation by private litigants. We are aware of an industry-wide investigation by the Wage and Hour Division of the U.S. Department of Labor to ascertain compliance with various wage and hour issues, including the compensation of employees for the time spent on such activities such as donning and doffing work equipment. We have been named a defendant in several related suits brought by employees. Due, in part, to the government investigation and the recent U.S. Supreme Court decision in IBP, Inc. v. Alvarez, it is possible that we may be subject to additional employee claims.

Unknown matters, new laws and regulations, or stricter interpretations of existing laws or regulations may materially affect our business or operations in the future.

Immigration Legislation and Enforcement—Proposed immigration legislation or increased enforcement efforts in connection with existing immigration legislation could cause our costs of doing business to increase or cause us to change the way in which we do business.

Immigration legislation continues to be considered by the United States Congress. It is likely that the new Congress will address the immigration issue during the session that began in January 2007. In addition to the federal legislation, some states are considering immigration legislation. If proposed federal immigration legislation becomes law or if states in which we do business enact and enforce immigration laws, such laws may contain provisions that could make it more difficult or costly for us to hire legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations, either of which could have a material adverse effect on our business, operating results and financial condition. Additionally, increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt our operations, thereby negatively impacting our business.

Control of Voting Stock—Control over Pilgrim’s Pride is maintained by members of the family of Lonnie “Bo” Pilgrim.

Through two limited partnerships and related trusts and voting agreements, Lonnie “Bo” Pilgrim, Patty R. Pilgrim, his wife, and Lonnie Ken Pilgrim, his son, control 62.225% of the voting power of our outstanding common stock. Accordingly, they control the outcome of all actions requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of Pilgrim’s Pride or its assets. This ensures their ability to control the foreseeable future direction and management of Pilgrim’s Pride. In addition, an event of default under certain agreements related to our indebtedness will occur if Lonnie “Bo” Pilgrim and certain members of his family cease to own at least a majority of the voting power of the outstanding common stock.

Risks Relating to the Offering and Investment in the Notes

Limitations on Change of Control—We may not have the ability to raise the funds necessary to finance a change of control offer.

Upon the occurrence of certain specified change of control events, we will be required to offer to purchase the notes and certain of our other indebtedness, plus accrued and unpaid interest, if any, to the date of purchase. If a change of control were to occur, we cannot assure you that we would have sufficient funds to pay the purchase price of the outstanding notes, and we expect that we would require third party financing to do so. We cannot assure you that we would be able to obtain this financing on favorable terms, if at all. In addition, we may be required to refinance or obtain the consent of our lenders under our revolving and revolving/term senior credit facilities to purchase the notes. If we do not obtain such consents or repay such borrowings, we would be prohibited from purchasing any notes. In such case, our failure to purchase tendered notes would constitute a default under the indentures governing the notes, which, in turn, would constitute a default under our revolving and revolving/term credit facilities. For more information on our requirements to redeem the notes upon the occurrence of a change of control, see “Description of Notes.”

Effective Subordination of the Notes—The Notes effectively will be junior in right of payment to some other liabilities.

The Senior Notes and the Subordinated Notes are junior in right of payment as to liabilities of our subsidiaries that do not guarantee the Senior Notes and the Subordinated Notes, to the extent of the assets of those subsidiaries. In addition, we have a significant amount of secured debt. Therefore, the Senior Notes and the Subordinated Notes will also be effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. Assuming that we have completed this offering and applied the net proceeds of this offering as intended, as of September 30, 2006, the amount of our secured debt and the liabilities of our subsidiaries on a pro forma basis would have been approximately $1,053.5 million. The Senior Notes and the

Subordinated Notes will not be secured by our assets or the assets of our subsidiaries, and our subsidiaries will not initially guarantee the Senior Notes and the Subordinated Notes. See “Description of Notes.”

Subordination of the Subordinated Notes—The Subordinated Notes will be junior in right of payment to our senior indebtedness, including the Senior Notes, and any subsidiary guarantees of the Subordinated Notes will be junior in right of payment to any senior indebtedness of such subsidiaries.

The Subordinated Notes will be contractually junior in right of payment to all of our senior indebtedness, including the Senior Notes, and the subsidiary guarantees, if any, will be contractually junior in right of payment to all senior indebtedness of such subsidiaries. As of September 30, 2006, the pro forma amount of our and our subsidiaries’ senior indebtedness was approximately $1,254.3 million, excluding the amount of the Senior Notes offered hereby. The Subordinated Notes will not be secured by our assets or the assets of our subsidiaries, and our subsidiaries will not initially guarantee the Subordinated Notes. See “Description of Notes—Description of the Subordinated Notes.”

We may not pay principal, premium, if any, interest or other amounts on the Subordinated Notes in the event of a payment default in respect of certain senior indebtedness, unless such indebtedness has been paid in full or the default has been cured or waived. In addition, if certain other defaults regarding certain senior indebtedness occur, we may be prohibited from paying any amount on the Subordinated Notes and our subsidiaries may be prohibited from paying any amount on the subsidiary guarantees, if any, for a designated period of time. If we are, or any of the subsidiary guarantors, if any, is, declared bankrupt or insolvent, or if there is a payment default under, or an acceleration of, any senior indebtedness, we are required to pay our creditors who are holders of senior indebtedness in full before we apply any of our assets to pay amounts owing with respect to the Subordinated Notes. Accordingly, we may not have enough assets remaining after payments to holders of our senior indebtedness to make any payments on the Subordinated Notes.

Absence of Trading Market—There may be no active trading market for the notes.

There is no established trading market for the notes, and the notes will not be listed on any securities exchange. An active market for the notes may not develop or continue for any period of time. Even if a market for the notes does develop, there may not be liquidity in that market, or the notes might trade for less than their original value or face amount. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected.

Even if a market for the notes develops, trading prices could be higher or lower than the initial offering price of the notes. The prices of the notes will depend on many factors, including:

•	Prevailing interest rates;

•	The markets for similar securities;

•	General economic conditions; and

•	Our financial condition, historical financial performance and future prospects.

Fraudulent transfer statutes may limit rights to receive payment on the notes.

Federal or state fraudulent transfer laws permit a court, if it makes certain findings, to:

•	Void all or a portion of the obligations under the notes or any subsidiary guarantee;

•	Subordinate the obligations under the notes or any subsidiary guarantee to our or our subsidiaries’ other existing and future indebtedness, entitling other creditors to be paid in full before any payment is made on the notes or any subsidiary guarantee; and

•	Take other action detrimental to you, including, in some circumstances, invalidating the notes or any subsidiary guarantee.

If a court were to take any of these actions, we cannot assure you that you would ever be repaid.

Under federal and state fraudulent transfer laws, in order to take any of those actions, courts will typically need to find that, at the time we or a subsidiary guarantor incurred indebtedness evidenced by the notes or a subsidiary guarantee, we or any subsidiary guarantor:

•	Issued the notes or a subsidiary guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

•	We or a subsidiary guarantor received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the notes or subsidiary guarantee and we or a subsidiary guarantor:

(1) were insolvent or were rendered insolvent by reason of the issuance of the notes or subsidiary guarantee;

(2) were engaged, or about to engage, in a business or transaction for which our assets or the assets of a guarantor were unreasonably small; or

(3) intended to incur, or believed (or should have believed) that debts beyond our or its ability to pay as such debts mature would be incurred (as all of the foregoing terms are defined in or interpreted under such fraudulent transfer statutes).

Different jurisdictions define “insolvency” differently. However, we or a subsidiary guarantor generally would be considered insolvent at the time we or it incurred the indebtedness constituting the notes or any subsidiary guarantee if (1) the fair market value (or fair saleable value) of our assets or the assets of a subsidiary guarantor is less than the amount required to pay our or its total existing debts and liabilities (including the probable liability related to contingent liabilities) as they become absolute or mature or (2) we or any subsidiary guarantor were incurring debts beyond our or its ability to pay as those debts mature. There can be no assurance as to what standard a court would apply in order to determine whether we or any subsidiary guarantor were “insolvent” as of the date the notes or any subsidiary guarantee were issued, and there can be no assurance that, regardless of the method of valuation, a court would not determine that we or any subsidiary guarantor were insolvent on that date, or that a court would not determine, regardless of whether we or any subsidiary guarantor were insolvent on the date the notes or any subsidiary guarantee were issued, that payments under the notes or any subsidiary guarantee constituted fraudulent transfers on another ground.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of the notes to be $441.1 million, after deducting estimated fees and expenses. We intend to use those proceeds to repay indebtedness outstanding under our senior unsecured term loan agreement with Lehman Commercial Paper Inc., as the administrative agent and a lender, Lehman Brothers Inc., as joint lead arranger and joint book-running manager, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint book-running manager, and Credit Suisse Cayman Islands Branch, as syndication agent and a lender, dated as of November 29, 2006, as amended (the “Bridge Loan Agreement”). The Bridge Loan Agreement provides for an aggregate term loan commitment of $450.0 million, which was borrowed in full as of January 3, 2007 and used to finance a portion of the purchase price for the Gold Kist acquisition. The loans under the Bridge Loan Agreement initially accrue interest at a rate per annum equal to LIBOR plus 2.75%. Loans under the Bridge Loan Agreement mature on the first anniversary of the Gold Kist acquisition. See “Description of Other Indebtedness.”

Because affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are lenders under the Bridge Loan Agreement, such affiliates will receive all of the net proceeds of this offering. See “Underwriting—Other Relationships/NASD Conduct Rules.”

CAPITALIZATION

The following table sets forth our consolidated debt and capitalization as of September 30, 2006, on (1) an actual basis and (2) a pro forma basis to give effect to the Gold Kist acquisition and the related financings, the completion of this offering and the application of the net proceeds as described under “Use of Proceeds.” You should read this table in conjunction with “Description of Other Indebtedness,” “Description of Notes” and “Unaudited Pro Forma Financial Data” contained in this prospectus supplement and our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Selected Financial Data” incorporated by reference in this prospectus supplement from the 2006 Form 10-K.

	As of September 30, 2006
	Actual	Pro Forma
	(In thousands)
Cash and cash equivalents	$156,404	$150,322
Investments in available for sale securities	$136,621	$136,621
Debt (including current maturities)(a):
Secured revolving credit facilities(b)	74,682	74,682
Notes payable to insurance company maturing in 2012	50,115	—
Notes payable to insurance company maturing in 2013	41,333	—
Revolving credit facility(c)	—	780,000
Term credit facility(d)	—	100,000
9 5/8% Senior Notes due 2011	299,601	299,601
Notes offered hereby(e)	—	450,000
9 1/4% Senior Subordinated Notes due 2013	82,640	82,640
Other debt	16,827	18,388

Total debt	565,198	1,805,311

Stockholders’ equity
Common stock	665	$665
Additional paid-in capital	469,779	469,779
Retained earnings	646,884	643,363

Total stockholders’ equity	1,117,328	1,113,807

Total capitalization	$1,682,526	$2,919,118

(a)	Does not include any amounts available under our Receivables Purchase Agreement, under which we sell, on a revolving basis, certain of our trade receivables (“Pooled Receivables”) to a special purpose corporation wholly-owned by us, which in turn sells a percentage ownership interest to third parties. The availability under this facility is $125.0 million and expires in June 2008. As of September 30, 2006, $125.0 million Pooled Receivables are available for sale subject to the terms and conditions thereof.
(b)	On September 30, 2006, an additional $126.6 million was available under these facilities subject to the terms and conditions thereof.
(c)	On a pro forma basis, at September 30, 2006, an additional $65.0 million was available under this facility, subject to the terms and conditions thereof.
(d)	On a pro forma basis, at September 30, 2006, an additional $330.0 million was available under this facility.
(e)	Assumes an aggregate principal amount of $450.0 million of the notes offered hereby. The allocation between the Senior Notes and the Subordinated Notes will be determined at the time of the pricing of the notes.

UNAUDITED PRO FORMA FINANCIAL DATA

The unaudited pro forma statement of operations sets forth certain of our income statement and other data on a pro forma basis giving effect to the Gold Kist acquisition, the refinancing of certain Pilgrim’s Pride notes payable in December 2006, the completion of this offering and the application of the net proceeds as described under “Use of Proceeds” as if they had occurred as of the beginning of the fiscal year ended September 30, 2006. The unaudited pro forma balance sheet data give effect to the Gold Kist acquisition, the refinancing of certain Pilgrim’s Pride notes payable in December 2006, the completion of this offering and the application of the net proceeds as described under “Use of Proceeds” as if they had occurred on September 30, 2006. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma financial data is provided for information purposes only and is not necessarily indicative of our future results or the operating results or financial condition that would have actually been obtained had such transactions been consummated as of the assumed dates. You should read this unaudited pro forma financial data in conjunction with our consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Selected Financial Data” incorporated by reference in this prospectus supplement from the 2006 Form 10-K and Gold Kist’s consolidated financial statements and the related notes incorporated by reference in this prospectus supplement from our current report on Form 8-K/A filed on January 11, 2007.

Pilgrim’s Pride Corporation

Unaudited Pro Forma Condensed Balance Sheet

September 30, 2006 (A)

(In thousands)

	Pilgrim’s Pride	Gold Kist	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$156,404	$77,532	$(83,614	)(B,C)	$150,322
Investments in available for sale securities	21,246	—	—		21,246
Trade accounts and other receivables, less allowance for doubtful accounts	263,149	114,758	(7,700	)(B)	370,207
Inventories	585,940	225,831	—		811,771
Income taxes receivable	39,167	—	(18,244	)(B)	20,923
Current deferred taxes	7,288	11,015	—		18,303
Other current assets	32,480	14,279	—		46,759

Total Current Assets	1,105,674	443,415	(109,558)		1,439,531

Investments	115,375	—	—		115,375
Deferred income taxes, net	—	17,682	(17,682	)(B)	—
Other Assets	50,825	55,216	3,779	(B,E)	109,820
Goodwill	—	19,922	516,453	(B)	536,375
Property, plant and equipment	1,154,994	332,902	338,723	(B)	1,826,619

Total Assets	$2,426,868	$869,137	$731,715		$4,027,720

	Pilgrim’s Pride	Gold Kist	Pro Forma Adjustments		Pro Forma Combined

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$293,685	$69,927	$—		$363,612
Accrued expenses	272,830	83,559	96,489	(B)	452,878
Income taxes payable	—	18,244	(18,244	)(B)	—
Current maturities of long term debt	10,322	2,221	(2,221	)(C)	10,322

Total Current Liabilities	576,837	173,951	76,024		826,812

Long-Term Debt
Secured revolving credit facility	74,682	—	—		74,682
Note payable to an insurance company maturing in 2012	50,115	—	(50,115	)(C)	—
Notes payable to an insurance company maturing in 2013	41,333	—	(41,333	)(C)	—
Revolving credit facility	—	—	780,000	(C)	780,000
Term credit facility	—	—	100,000	(C)	100,000
9 5/8% Senior Notes due 2011	299,601	—	—		299,601
Notes offered hereby (a)	—	—	450,000	(C)	450,000
9 1/4% Senior Subordinated Notes due 2013	82,640	—	—		82,640
10 1/4% Senior Notes due 2014	—	128,505	(128,505	)(C)	—
Other Debt	16,827	15,156	(13,595	)(C)	18,388
Less current maturities	(10,322)	(2,221)	2,221	(C)	(10,322)

Net long term debt	554,876	141,440	1,098,673		1,794,989
Deferred income taxes	175,869	—	76,386	(B)	252,255
Other long term liabilities	—	82,288	(44,389	)(B)	37,899
Minority Interest in Subsidiary	1,958	—	—		1,958
Stockholders’ equity	1,117,328	471,458	(474,979	)(B)	1,113,807

Total liabilities and stockholders’ equity	$2,426,868	$869,137	$731,715		$4,027,720

(a)	Assumes an aggregate principal amount of $450.0 million of the notes offered hereby. The allocation between the Senior Notes and the Subordinated Notes will be determined at the time of the pricing of the notes.

Pilgrim’s Pride Corporation

Unaudited Pro Forma Statement of Operations

For the Year Ended September 30, 2006

(In thousands)

	Pride Pilgrim’s	Gold Kist	Pro Forma Adjustments		Pro Forma Combined
Statement of Operations:
Net sales	$5,235,565	$2,127,374	$(10,860	)(D)	$7,352,079

Cost of sales	4,937,965	2,041,171	14,796	(D)	6,993,932

Gross Profit	297,600	86,203	(25,656)		358,147
Selling, general and administrative expenses	294,598	107,526	(4,309	)(D)	397,815
Other charges	—	6,152	(6,152	)(H)	—

Operating income (loss)	3,002	(27,475)	(15,195)		(39,668)
Interest expense	50,601	15,347	78,419	(F)	144,367
Interest income	(10,048)	(5,528)	—		(15,576)
Foreign exchange loss	144	—	—		144
Other (income) from joint venture, net	—	(2,461)	—		(2,461)
Other income, net	(1,378)	(2,464)	—		(3,842)

Loss before taxes	(36,317)	(32,369)	(93,614)		(162,300)
Income tax benefit	(2,085)	(14,624)	(33,701	)(G)	(50,410)

Net loss	$(34,232)	$(17,745)	$(59,913)		$(111,890)

Net loss per common share (basic and diluted)	$(.51)	$(.35)			$(1.68)
Weighted average shares outstanding (basic and diluted)	66,555,733	50,100,000			66,555,733

Other Data:
Depreciation and amortization	$135,133	$44,793	$34,528		$214,454
Capital expenditures	$143,882	$90,438	$—		$234,320
Amortization of capitalized financing charges	$2,606	$943	$655		$4,204

NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA

(A)	Fiscal year 2006 for each of Gold Kist and Pilgrim’s Pride ended on September 30, 2006.

(B)	The Gold Kist acquisition is accounted for as a purchase business combination. The acquisition was completed on January 9, 2007, and funded by drawings under our revolving/term borrowing facility and borrowings under the Bridge Loan Agreement, which is to be refinanced with the net proceeds of this offering. See “Use of Proceeds.” The Unaudited Pro Forma Financial Data does not include any adjustments related to restructuring costs or recurring benefits expected from synergies. The purchase price allocation is preliminary and further adjustments may be made based on the completion of final valuation and other studies. Our management has preliminarily valued the plant, property and equipment and other assets based on their experience with valuations for similar properties and assets in the past. We will revise the purchase price allocation when final valuations are available. We are in the process of completing a valuation of fixed assets and other intangibles and we will adjust the purchase price allocation accordingly. We cannot currently estimate the ultimate adjustment to the final purchase price as a result of various purchase price adjustments.

We terminated the Gold Kist defined benefit pension plan, effective February 8, 2007, and have adjusted the pension liability to a preliminary estimate of the amount necessary to terminate the plan.

The Gold Kist acquisition was made pursuant to a cash tender offer at $21.00 per share and a subsequent merger. Vesting of all outstanding restricted stock and other share-based awards was accelerated and the holders of such awards were paid the $21.00 per share acquisition price or the difference between such price and the value of the relevant award (determined pursuant to the award agreement), as applicable. Pilgrim’s Pride also made a cash offer and related consent solicitation for, and purchased the entire $130 million outstanding principal amount of, Gold Kist’s 10¼% Senior Notes due 2014 at a purchase price (including accrued interest to the payment date) of $1,122.41 per $1,000 principal amount of notes plus, in the case of holders of such notes who tendered their notes and related consents on or prior to the consent date specified in the offer to purchase, an additional consent payment of $30.00 per $1,000 principal amount of notes. In addition, we intend to redeem Gold Kist’s outstanding certificates of interest. In addition, change in control payments of approximately $19.5 million were incurred and Pilgrim’s Pride expects to pay other transaction costs of approximately $35.5 million.

The following preliminary purchase price and purchase price allocation is based on the consolidated balance sheet of Gold Kist as follows (in thousands, except share and per share amounts):

Purchase consideration:
Purchase 51,024,977 shares at $21.00 per share	$1,071,525
Purchase of 10 1/4% Senior Notes	153,766
Retirement of certificates of interest	14,695
Retirement of various share-based compensation awards	13,714
Various costs and fees	54,966

Total purchase price	$1,308,666

Purchase price allocation:
Current assets	$417,471
Property, plant and equipment	671,625
Goodwill	536,375
Other assets	50,997

Total assets acquired	1,676,468
Current liabilities	249,975
Long-term debt, less current maturities	1,561
Deferred income taxes	78,367
Other long-term liabilities	37,899
Total liabilities assumed	367,802

Total purchase price	$1,308,666

The purchase price allocation includes reclassifications to conform Gold Kist’s financial statement presentation to our presentation and to adjust the basis in the acquired assets and liabilities based on the purchase price.

Goodwill represents the purchase price in excess of the value assigned to identifiable tangible and intangible assets. The value assigned to goodwill is supported by expected benefits gained by consolidating the two companies.

(C)	Represents adjustments to long-term debt and interest expense to consider the following attributes of the Gold Kist acquisition and the related offering and financings:

i.	Tender offer and purchase of Gold Kist’s 10 1/4% Senior Notes due 2014 at $1,122.41 per $1,000 principal amount of notes plus $30.00 per $1,000 principal amount of notes paid for tenders on or prior to the consent date for a total premium of $19.8 million and the prompt retirement of Gold Kist’s outstanding certificates of interest;

ii.	Increase in long-term debt resulting from the issuance of the Senior Notes and the Subordinated Notes offered hereby, assuming an average rate for the notes of 7.85%;

iii.	Increase in long-term debt resulting from $780.0 million of borrowings under our revolving borrowing facility;

iv.	Increase in long-term debt resulting from $100.0 million of borrowings under our term borrowing facility; and

v.	Reduction in long-term debt for the extinguishment of two classes of Pilgrim’s Pride notes payable to insurance companies in December 2006, from proceeds of the borrowings above. The extinguishment of deferred financing costs of approximately $2.0 million is expected to be written off as a result.

(D)	Represents the adjustments to give effect to the following:

i.	Elimination of intercompany sales and related cost of sales between Pilgrim’s Pride and Gold Kist.

ii.	Additional depreciation expense based on the fair value preliminarily assigned to property, plant and equipment assuming a useful life of 10 years.
iii.	Additional compensation costs related to the reversal of the Gold Kist pension plan expense and replacement with the expense of the Pilgrim’s Pride 401K plan reflecting management’s termination of the Gold Kist pension plan, effective February 8, 2007.

iv.	Reclassification of certain selling, general and administrative costs to cost of sales to conform Gold Kist’s financial statement presentation to our presentation.

(E)	As a result of these financing transactions, we expect to incur deferred financing costs of $13.5 million, which have been capitalized in other assets, related to the refinancing of the long-term debt.

(F)	Represents revised interest costs as a result of the acquisition and refinancing as described in C and E above. Interest also includes the 1.0% guarantee fee required to be paid to the Company’s major stockholder, for his guarantees on 50% of the secured debt described in (c) iii. and iv. above.

(G)	Represents the adjustment to estimated income tax expense as a result of the Gold Kist acquisition and the pro forma adjustments.

(H)	Reversal of transaction costs incurred by Gold Kist as of September 30, 2006, related to the acquisition.

DESCRIPTION OF OTHER INDEBTEDNESS

At January 10, 2007, we maintained $225.0 million in revolving credit facilities, $75.0 million of which relate to our Mexico operations, and $1,275.0 million in a secured revolving/term borrowing facility consisting of a $845.0 million revolving/term loan commitment and a $430.0 million term loan commitment. At any one time prior to September 21, 2007, we may elect to convert up to $295.0 million of the outstanding balance owing under the revolving/term loan commitment to a non-revolving term loan. On September 21, 2007, the revolving/term loan commitment will be automatically reduced to $500.0 million.

The $150.0 million domestic revolving credit facility provides for interest rates ranging from LIBOR plus 0.875% to LIBOR plus 2.675%, depending upon our total debt to capitalization ratio. Borrowings under the domestic revolving credit facility are available until April 2009. Borrowings are available to us under the Mexico revolving credit facility in an aggregate principal amount of up to $75.0 million. Dollar borrowings under this facility bear interest at a rate per annum ranging from LIBOR plus 1.25% to LIBOR plus 2.75%, depending upon our total debt to capitalization ratio. Peso borrowings under this facility bear interest at a rate per annum ranging from the Interbank Equilibrium Interest Rate (Tasa de Interés Interbancaria de Equilibrio) (“TIIE”) plus 1.05% to TIIE plus 2.55%, depending upon our total debt to capitalization ratio. Commencing September 30, 2007, we are required to reduce the aggregate commitment under this facility by $3.0 million on September 30 of each year, until the aggregate revolving commitment is equal to $50.0 million. This facility’s final maturity date is September 25, 2011. We have entered into discussions with our lenders under our domestic revolving credit facility to increase the amount of the commitment under the facility.

The term loan commitment of our revolving/term borrowing facility is comprised of a $210.0 million fixed rate term loan commitment and a $220.0 million floating rate term loan commitment. Until September 21, 2011, from time to time, if certain conditions are satisfied, we have the right under the facility to increase the revolving/term loan commitment and the term loan commitment to a total maximum amount of $1.0 billion and $750.0 million, respectively. Borrowings under the revolving/term loan commitment are available on a revolving basis until September 21, 2011, at which time the outstanding borrowings will be converted to a term loan. Borrowings under the term loan commitment are available until not later than February 8, 2007. We will not be entitled to request a term loan under the term loan commitment unless we have elected to convert $295.0 million of the outstanding principal owing under the revolving/term loan commitment to the non-revolving term loan. The fixed rate term loans bear interest at an annual rate of 6.84%. Any floating rate term loans will bear interest at LIBOR plus 175 bps, if our debt to EBITDA ratio (calculated on a rolling four fiscal quarter basis) is greater than 3.0 and LIBOR plus 150 bps, if our debt to EBITDA ratio (calculated on a rolling four fiscal quarter basis) is equal to or less than 3.0. The revolving/term loans provide for interest rates ranging from LIBOR plus 1.0% to LIBOR plus 2.0%, depending upon our total debt to capitalization ratio. The loans have a final maturity on September 21, 2016.

The $150.0 million domestic revolving credit facility is secured by domestic chicken inventories, the $75.0 million revolving credit facility in Mexico is secured by the outstanding capital stock of our Mexico subsidiaries and the revolving/term borrowing facility is secured by certain fixed assets and by all of the shares of Gold Kist (now called Pilgrim’s Pride Corporation of Georgia, Inc.). All borrowings against these credit facilities are subject to, among other things, the availability of eligible collateral and no material adverse change provisions.

In November 2006, we entered into the Bridge Loan Agreement and on January 3, 2007 drew the entire commitment of $450.0 million to finance a portion of the purchase price for the Gold Kist acquisition. The loans under the Bridge Loan Agreement accrue interest at a rate per annum equal to LIBOR plus 2.75%. Loans under the Bridge Loan Agreement will mature on the first anniversary of the Gold Kist acquisition. We intend to use the net proceeds of this offering to repay borrowings outstanding under the Bridge Loan Agreement.

We maintain a Receivables Purchase Agreement under which we sell accounts receivable. The agreement provides for the availability of $125.0 million of accounts receivable and expires in June 2008. In connection with the Receivables Purchase Agreement, we can sell on a revolving basis certain of our trade receivables (the “Pooled Receivables”) to a special purpose corporation wholly owned by us, which in turn sells a percentage ownership interest to third parties. For the fiscal year ended September 30, 2006, and the quarter ended December 30, 2006, we did not sell any interests in the Pooled Receivables.

In June 1999, the Camp County Industrial Development Corporation issued $25.0 million of variable-rate environmental facilities revenue bonds supported by letters of credit obtained by us. We may draw from these proceeds over the construction period for new sewage and solid waste disposal facilities at a poultry by-products plant to be built in Camp County, Texas. We are not required to borrow the full amount of the proceeds from these revenue bonds. All amounts borrowed from these funds will be due in 2029. The revenue bonds are supported by letters of credit obtained by us under our available revolving credit facilities. The amounts that we borrow will be reflected as debt when received from the Camp County Industrial Development Corporation. The interest rates on amounts borrowed will closely follow the tax-exempt commercial paper rates. Presently, there are no borrowings outstanding under the bonds.

In August 2001, we issued $200.0 million aggregate principal amount of 9 5/8% Senior Notes due 2011 (the “Existing Senior Notes”) and in August 2003, we issued an additional $100.0 million principal amount of the Existing Senior Notes, of which approximately $299.6 million principal amount was outstanding as of January 10, 2007. The Existing Senior Notes mature on September 15, 2011, with interest accruing at the rate of 9 5/8% per annum, payable semi-annually in cash, in arrears. The Existing Senior Notes are our senior unsecured obligations. They rank equally with all of our existing and future obligations that do not expressly provide that they are subordinated to the Existing Senior Notes.

In November 2003, we issued $100.0 million principal amount of 9 1/4% Senior Subordinated Notes (the “Existing Subordinated Notes”), of which approximately $82.6 million principal amount was outstanding as of January 10, 2007. The Existing Subordinated Notes mature on November 15, 2013, with interest accruing at the rate of 9 1/4% per annum, payable semi-annually in cash, in arrears. The Existing Subordinated Notes are our unsecured senior subordinated obligations and rank (i) junior to all of our existing and future senior indebtedness, including the Senior Notes and the Existing Senior Notes, (ii) equally with any of our existing and future senior subordinated indebtedness, including the Subordinated Notes and (iii) senior to any other of our future subordinated indebtedness.

The following table sets forth our long term debt as of January 10, 2007.

	Maturity	As of January 10, 2007
		($ in thousands)
Bridge Loan Agreement(a)	2007	450,000
Secured revolving credit facility	2009	—
Secured revolving credit facility	2011	74,682
9 5/8% Senior Unsecured Notes	2011	299,601
9 1/4% Senior Subordinated Unsecured Notes	2013	82,640
Revolving/term credit facility	2016	880,000
Other debt	Various	18,388
Total		1,805,311

(a)	We intend to use the net proceeds of this offering to repay indebtedness outstanding under the Bridge Loan Agreement. See “Use of Proceeds” and “Underwriting—Other Relationships/NASD Conduct Rules.”

DESCRIPTION OF NOTES

In this description, the words “we,” “us,” “our” and the “Company” refers only to Pilgrim’s Pride Corporation and not to any of its subsidiaries. In addition, in this description, the term “Holder” refers to the record holder of any Note. You can find the definitions of certain terms used in this description under the subheadings “—Description of the Senior Notes—Certain Definitions” and “—Description of the Subordinated Notes—Certain Definitions.”

The Company will issue the senior notes (“Senior Notes”) under an indenture between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), to be dated the Issue Date (the “Base Senior Indenture”), and a supplemental indenture to be dated the Issue Date (the “Senior Supplemental Indenture” and, together with the Base Senior Indenture, the “Senior Indenture”). The Company will issue the senior subordinated notes (“Subordinated Notes”) under an indenture between the Company and the Trustee, to be dated the Issue Date (the “Base Subordinated Indenture”), and a supplemental indenture to be dated the Issue Date (the “Subordinated Supplemental Indenture” and, together with the Base Subordinated Indenture, the “Subordinated Indenture”). In this description, the term “Notes” refers to the Senior Notes and the Subordinated Notes collectively, and the term “Indentures” refers to the Base Senior Indenture, the Senior Supplemental Indenture, the Base Subordinated Indenture and the Subordinated Supplemental Indenture, collectively.

The terms of the Senior Notes and Subordinated Notes include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

The following description is a summary of the material provisions of the Indentures. We urge you to read the Indentures because they, and not this description, define your rights as holders of the Senior Notes and Subordinated Notes. Copies of the Indentures are available as set forth elsewhere in this prospectus supplement under the caption “Where You Can Find More Information; Incorporation by Reference.”

Definitions in each of the sections below entitled “—Description of the Senior Notes” and “—Description of the Subordinated Notes” are intended to be applicable only within the section in which they are respectively described, and all the defined terms applicable to the Senior Notes and Subordinated Notes can be found in the Senior Indenture and Subordinated Indenture, respectively.

Description of the Senior Notes

The Senior Notes:

•	are general unsecured senior obligations of the Company;

•	are effectively subordinated in right of payment to all existing and future secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness and to all liabilities (including trade payables) of our Subsidiaries (other than Domestic Restricted Subsidiaries that become Guarantors);

•	are equal in right of payment to all future and existing unsubordinated, unsecured Indebtedness of the Company and any Domestic Restricted Subsidiaries that become Guarantors; and

•	will be senior in right of payment to any future Subordinated Indebtedness of the Company and any Domestic Restricted Subsidiaries that become Guarantors.

The Company conducts all of its business in Mexico through its Subsidiaries that are organized under the laws of Mexico. Those Subsidiaries will not guarantee the obligations under the Senior Notes. The Company’s Mexican Subsidiaries generated approximately $16.3 million operating loss in fiscal 2006 and held identifiable assets of approximately $361.9 million as of September 30, 2006.

Principal, Maturity and Interest; Additional Senior Notes

The Company will issue $             million aggregate principal amount of Senior Notes. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Incurrence of

Indebtedness and Issuance of Preferred Stock,” we are entitled, without the consent of the Holders, to issue additional Senior Notes under the Senior Indenture on the same terms and conditions and with the same CUSIP numbers as the Senior Notes being offered hereby in an unlimited aggregate principal amount (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes, if any, will be treated as a single class for all purposes of the Senior Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Senior Indenture and this “Description of Notes—Description of the Senior Notes,” references to the Senior Notes include any Additional Senior Notes actually issued. The Senior Notes will be issued only in registered form without coupons, in denominations of $2,000 and integral multiples of $2,000 thereof.

The Senior Notes will mature on                     , 2015. Interest on the Senior Notes will accrue at the rate of         % per annum and will be payable semi-annually in arrears on                      and                     , commencing on                     , 2007. The Company will make each interest payment to the Holders of record on the immediately preceding                      and                     . We will pay interest on overdue principal at 2% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the Senior Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Senior Notes

All payments on Senior Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Senior Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Senior Notes in accordance with the provisions of the Senior Indenture. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with the transfer of the Senior Notes and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Senior Indenture. The Company is not required to transfer or exchange any Senior Note selected for redemption. Also, neither the Company nor the Registrar is required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed.

The registered Holder of a Senior Note will be treated as the owner of it for all purposes.

Subsidiary Guarantees

The Senior Indenture requires, prior to a Fall-Away Event, that each Domestic Restricted Subsidiary (other than any Securitization Subsidiary that has entered into or established a Permitted Securitization Program) that incurs any Indebtedness (other than intercompany Indebtedness and Intercompany Bonds between or among such Domestic Restricted Subsidiary and the Company or any of its Restricted Subsidiaries) to guarantee the obligations of the Company under the Senior Notes (including the payment of principal, premium, if any, and interest on the Senior Notes) by entering into a supplemental indenture with the Company and the Trustee (each such Domestic Restricted Subsidiary and any other Restricted Subsidiary that guarantees the Senior Notes in accordance with the Senior Indenture being referred to herein as a “Guarantor”). The Senior Indenture provides that any such Domestic Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the Trustee within 10 business days of the date on which it acquired, created or incurred such Indebtedness.

Any Guarantors will be jointly and severally liable with respect to the Company’s obligations under the Senior Notes. Each such guarantee of the Senior Notes (a “Subsidiary Guarantee”) will be a general unsecured obligation of the Guarantor thereunder and will be effectively subordinated in right of payment to all existing and future secured Indebtedness of such Guarantor to the extent of the value of the assets securing such Indebtedness. The Subsidiary Guarantees will be equal in right of payment to any existing or future unsecured Indebtedness of that Guarantor and will be senior in right of payment to any existing Subordinated Indebtedness of that Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition, or the Person formed by or surviving any such consolidation or merger (if such surviving Person is not the Guarantor), assumes all the obligations of that Guarantor under the Senior Indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) in the case of any such sale or disposition (including by way of merger or consolidation) the Net Proceeds of such sale or other disposition are applied in accordance with the “Asset Sale” provisions of the Senior Indenture.

The Subsidiary Guarantee of a Guarantor will be released and such Person shall no longer be deemed a Guarantor for purposes of the Senior Indenture:

(1) in connection with any sale, disposition or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the Net Proceeds of that sale or other disposition are applied in accordance with the “Asset Sale” provisions of the Senior Indenture;

(2) in connection with any sale, disposition or other transfer of all of the Capital Stock of a Guarantor to a Person (including by way of merger or consolidation) that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the Net Proceeds of that sale are applied (or the Company certifies in an Officer’s Certificate delivered to the Trustee that such Net Proceeds will be applied) in accordance with the “Asset Sale” provisions of the Senior Indenture;

(3) if the Company properly designates the Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Senior Indenture; or

(4) if all Indebtedness and Guaranteed Indebtedness of such Guarantor has been paid in full or otherwise discharged.

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

At any time prior to                     , 2010, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Notes issued under the Senior Indenture (which includes the

Additional Senior Notes, if any) at a redemption price of         % of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Senior Notes issued under the Senior Indenture (which includes the Additional Senior Notes, if any) remains outstanding immediately after the occurrence of such redemption (excluding Senior Notes held by the Company and its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of any such Equity Offering.

Notice of any redemption upon an Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to completion of the related Equity Offering.

Except pursuant to the preceding paragraph, the Senior Notes will not be redeemable at the Company’s option prior to                     , 2011. On or after                     , 2011, the Company may redeem all or a part of the Senior Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on                      of the years indicated below:

Year	Percentage
2011	%
2012
2013
2014 and thereafter	100.000%

All redemptions of the Senior Notes will be made upon not less than 30 days’ nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Senior Notes or portions thereof called for redemption on the applicable redemption date. Any redemption and notice thereof pursuant to the Senior Indenture may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

Repurchase at the Option of Holders

Change of Control Triggering Event. If a Change of Control Triggering Event occurs, each Holder of Senior Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple thereof) of that Holder’s Senior Notes pursuant to a Change of Control Offer on the terms set forth in the Senior Indenture. In the Change of Control Offer, the Company will offer a change of control payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Senior Notes repurchased plus accrued and unpaid interest thereon to the date of purchase, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date. Within 90 days following any Change of Control Triggering Event, unless the Company has mailed a redemption notice with respect to all of the outstanding Senior Notes in accordance with the Optional Redemption provisions of the Senior Indenture, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Senior Notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Senior Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Senior Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Senior Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Senior Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Senior Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Senior Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Senior Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Senior Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Senior Notes so tendered the Change of Control Payment for such Senior Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Senior Note equal in principal amount to any unpurchased portion of the Senior Notes surrendered, if any; provided, that each such new Senior Note will be in a principal amount of $2,000 or an integral multiple of $2,000 thereof. Any Senior Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether or not any other provisions of the Senior Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Senior Indenture does not contain provisions that permit the Holders of the Senior Notes to require that the Company repurchase or redeem the Senior Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Senior Indenture applicable to a Change of Control Offer made by the Company and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer; or (2) notice of redemption has been given pursuant to the Senior Indenture as described above under “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change in Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. Senior Notes repurchased by the Company pursuant to a Change of Control Offer will have the status of Senior Notes issued but not outstanding or will be retired and canceled, at the option of the Company. Senior Notes purchased by an unaffiliated third party pursuant to the preceding paragraph will have the status of Senior Notes issued and outstanding.

If a Change of Control Triggering Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Senior Notes that the Company might be required to purchase. In the event that the Company was required to purchase Senior Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a

Holder of Senior Notes to require the Company to repurchase such Senior Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any Person assuming responsibilities for any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors and, if such fair market value exceeds $50.0 million, is set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or assets or Voting Stock of a type referred to in clauses (2), (3) or (4) immediately below. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Senior Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion) within 180 days of the related Asset Sale.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may, at its option:

(1) apply such Net Proceeds to permanently repay, purchase or retire unsubordinated Indebtedness of the Company or any Restricted Subsidiary;

(2) apply such Net Proceeds to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another business reasonably related to the business of the Company;

(3) apply such Net Proceeds to make a capital expenditure used or useful in the Company’s business;

(4) apply such Net Proceeds to acquire other long-term assets that are used or useful in the Company’s business; or

(5) enter into a binding agreement with respect to the application of such Net Proceeds described in clauses (2), (3) or (4) above; provided that such binding agreement shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition of expenditure is consummated, and (y) the 180th day following the expiration of the aforementioned 360-day period.

Pending the final application of any such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Senior Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $40.0 million, then within 45 business days after the later of the application of Net Proceeds in accordance with the preceding paragraph and the date that is 360 days following the receipt of the Net Proceeds, to the extent of the balance of the Net Proceeds after application in accordance with the preceding paragraph, the Company will make an Asset Sale Offer to all Holders of Senior Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, all holders of other Indebtedness that is pari passu with the Senior Notes containing provisions similar to those set forth in the Senior Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Senior Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Senior Indenture. If the aggregate principal amount of Senior Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Senior Notes and any such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Senior Notes and any such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Senior Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Senior Indenture by virtue of such conflict.

Selection and Notice

If less than all of the Senior Notes are to be redeemed at any time, the Trustee will select Senior Notes for redemption as follows:

(1) if the Senior Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Senior Notes are listed; or

(2) if the Senior Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Senior Notes of $2,000 or less shall be redeemed in part except that if all of the Senior Notes of a Holder are to be redeemed, the entire outstanding amount of Senior Notes held by such Holder shall be redeemed. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Senior Notes to be redeemed at its registered address. Any redemption and notice thereof pursuant to the Senior Indenture may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

Fall-Away Event

If no Default or Event of Default has occurred and is continuing, the obligations of the Company and its Restricted Subsidiaries to comply with the provisions of the Senior Indenture described under the captions “Repurchase at the Option of Holders—Change of Control Triggering Event,” “—Certain Covenants—Restricted Payments,” “—Incurrence of Indebtedness and Issuance of Preferred Stock,” “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “—Transactions with Affiliates,” “—Designation of Restricted and Unrestricted Subsidiaries,” “—Issuances of Guarantees by Domestic Restricted Subsidiaries,” and the requirement set forth under clause (4) of the first paragraph under “—Merger, Consolidation, or Sale of Assets,” will terminate if and when the Senior Notes shall achieve Investment Grade Status (a “Fall-Away Event”). As a result, upon the occurrence of a Fall-Away Event, the Senior Notes will be entitled to limited covenant protection. Following the occurrence of a Fall-Away Event, all references in the Senior Indenture with respect to provisions not affected by the Fall-Away Event to “Restricted Subsidiaries” and “Unrestricted Subsidiaries” shall automatically be amended to mean “Subsidiaries.”

Certain Covenants

Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or any Restricted Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (excluding (a) any intercompany Indebtedness between or among the Company and any Restricted Subsidiary or (b) the purchase, redemption or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) except at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in this clause (4) and clauses (1) through (3) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable eight-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after August 9, 2001 (excluding Restricted Payments permitted by clauses (1), (2), (3), (8) and (9) of the next succeeding paragraph) is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2001 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net proceeds, including cash and fair market value of property other than cash, received by the Company since August 9, 2001 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, 100% of the aggregate amount received in cash and the fair market value of property other than cash received, plus

(d) if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Subsidiary (as determined in good faith by the Board of Directors) as of the date of its redesignation (other than to the extent that the Investment originally made in such Unrestricted Subsidiary was a Permitted Investment).

The preceding provisions will not prohibit the payment of any dividend or distribution or the consummation of any redemption of any Subordinated Indebtedness within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at said date of declaration or notice, such dividend, distribution or redemption payment would have complied with the provisions of the Senior Indenture.

In addition, so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or Subordinated Indebtedness of the Company that has a Weighted Average Life to Maturity no less than that of the Subordinated Indebtedness being refinanced; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;”

(2) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase or other acquisition shall be excluded from clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;”

(3) Investments made out of the net proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net proceeds that are utilized for any such Investment shall be excluded from clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;”

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis so long as the Company or one of its Restricted Subsidiaries receives at least a pro rata share (and in like form) of the dividend or distribution in accordance with its common Equity Interests;

(5) the payment by the Company of cash dividends on its common stock in an aggregate amount up to $30.0 million per annum;

(6) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the management or the Board of Directors of the Company or any Restricted Subsidiary pursuant to any equity subscription agreement, stock option agreement or similar agreement approved by the Board of Directors of the Company; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10.0 million in any twelve-month period (with unused amounts in any 12-month period being permitted to be carried over into succeeding 12-month periods); provided, further, that the amounts in any 12-month period may be increased by an amount not to exceed the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of the Company’s Equity Interests (other than Disqualified Stock) to any member of the management or the Board of Directors of the Company or any Restricted Subsidiary (provided that the amount of such cash proceeds utilized for any such repurchase, retirement or other acquisition or retirement will not increase the amount available for Restricted Payments under clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;” and to the extent such proceeds have not otherwise been applied to the payment of Restricted Payments); and provided, further, that no Default or Event of Default shall have occurred and be continuing immediately after such transaction;

(7) the payment of obligations arising in connection with a Change of Control, provided that the Company has fulfilled its obligations under the Senior Indenture with respect to a Change of Control Triggering Event;

(8) the repayment, refinancing, replacement, repurchase or redemption of subordinated capital certificates or other Subordinated Indebtedness originally issued by Gold Kist Inc. or any successor company; and

(9) other Restricted Payments in an aggregate amount not to exceed $100.0 million.

Any dividend which is declared but not paid shall not be included in the calculation of the amount of Restricted Payments, and any dividend which is declared and paid shall be included only once in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors and set forth in a resolution. The Board of Directors’ determination (other than in the case of Investment Securities) must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $100.0 million. Not later than the date of making any Restricted Payment with a fair market value in excess of $100.0 million, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a description and amounts of all Restricted Payments made by the Company pursuant to this “Restricted Payments” covenant since the date of the most recently delivered Officers’ Certificate pursuant to this paragraph (or, if none, since August 9, 2001), together with a copy of any fairness opinion or appraisal required by the Senior Indenture. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described above, the Company, in its sole discretion, may order and classify such Restricted Payment in any manner in compliance with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Domestic Restricted Subsidiaries and any other Guarantors may incur Indebtedness or issue Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended eight full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock or Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock or Disqualified Stock had been issued, as the case may be, at the beginning of such eight-quarter period.

The first paragraph of this covenant will not prohibit the incurrence or issuance of any of the following items of Indebtedness or Preferred Stock (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Guarantor of Indebtedness (and any replacements, renewals, refinancings, extensions or amendments thereof) in an aggregate principal amount at any one time outstanding as of the date of any such incurrence under this clause (1) not to exceed an amount equal to the greater of (x) $1.5 billion, less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in or related to the Turkey Operations) applied by the Company or any of its Subsidiaries to repay Indebtedness incurred under this clause (1) pursuant to the covenant described under “Repurchase at the Option of Holders—Asset Sales” and (y) 75% of the fair market value of property, plant, equipment and intangibles of the Company and its consolidated Restricted Subsidiaries;

(2) the incurrence by the Company or any Restricted Subsidiary of Indebtedness pursuant to a revolving credit facility under the Existing U.S. Credit Facilities (and any replacements, renewals, refinancings, extensions or amendments of any thereof) in an aggregate principal amount at any one time outstanding as of the date of any such incurrence under this clause (2) not to exceed the Domestic Borrowing Base;

(3) the incurrence of Indebtedness by the Foreign Restricted Subsidiaries pursuant to the Existing Foreign Credit Facility (and any replacements, renewals, refinancings, extensions or amendments thereof) in an aggregate principal amount outstanding at any one time as of the date of any such incurrence under this clause (3) not to exceed, immediately after giving effect to any such incurrence, the greater of (x) $100.0 million and (y) the Foreign Borrowing Base;

(4) the incurrence by the Company and the Guarantors (including any future Guarantor) of Indebtedness represented by the Senior Notes and the Subordinated Notes to be issued on the Issue Date (including, in each case, any Subsidiary Guarantees and Subordinated Subsidiary Guarantees);

(5) the incurrence by the Company or any of its Restricted Subsidiaries of purchase money obligations incurred in the ordinary course of business in an amount outstanding at any one time (including any Permitted Refinancing Indebtedness of such purchase money obligations incurred pursuant to clause (10) below) as of the date of any such incurrence not to exceed 75% of the purchase price or fair market value of the asset purchased, acquired or constructed;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Capital Lease Obligations incurred in the ordinary course of business in an amount outstanding at any one time (including any Permitted Refinancing Indebtedness of such Capital Lease Obligations incurred pursuant to clause (10) below) as of the date of any such incurrence not to exceed 5% of the Company’s Consolidated Net Worth;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations pursuant to which the Company or the Restricted Subsidiary has hedged against its actual exposure to fluctuations in interest rates, currency values or commodity prices;

(8) the incurrence by the Company or any Restricted Subsidiary of up to $25.0 million aggregate principal amount of Indebtedness to the Camp County Industrial Development Corporation pursuant to that certain Loan Agreement (the “Camp County Loan Agreement”), dated as of June 15, 1999, between the Company and the Camp County Industrial Development Corporation, including the incurrence by the Company or any Guarantor of Indebtedness to Harris N.A. pursuant to the Reimbursement Agreement dated June 15, 1999 between the Company and Harris N.A., or under any irrevocable letter of credit, surety bond, insurance policy or other similar instrument issued by any Person to support the Company’s or any Restricted Subsidiary’s Obligations pursuant to the Camp County Loan Agreement or in connection with the related bonds issued by the Camp County Industrial Development Corporation (and reimbursement and similar agreements in respect thereof) and any Permitted Refinancing Indebtedness relating thereto; provided, that such $25.0 million and any corresponding credit enhancement or reimbursement obligation with respect thereto shall be reduced by any prepayments or scheduled payments under the Camp County Loan Agreement;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding (including any Permitted Refinancing Indebtedness incurred pursuant to clause (10) below) under this clause (9) not to exceed, immediately after giving effect to any such incurrence, the greater of (x) $175.0 million and (y) 5.0% of Total Assets;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) under the Subordinated Notes, the Subordinated Indenture, the Existing Senior Notes, the Existing Senior Notes Indenture, the Existing Subordinated Notes or the Existing Subordinated Notes Indenture or that was permitted by the Senior Indenture to be incurred under the preceding paragraph or clauses (4), (5), (6), (9), (13) or (20) of this paragraph;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness and Intercompany Bonds between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) except in the case of Intercompany Bonds, if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Senior Notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (11);

(12) the Existing Senior Guarantee, the Existing Subordinated Guarantee and the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant and, in the case of a Domestic Restricted Subsidiary, the provisions of the covenant set forth under the caption “—Issuances of Guarantees by Domestic Restricted Subsidiaries;”

(13) Indebtedness of the Company to the extent the net proceeds thereof are promptly (a) used to purchase Senior Notes tendered in a Change of Control Offer made as a result of a Change of Control Triggering Event in accordance with the Senior Indenture or (b) deposited to defease the Senior Notes as described under “—Legal Defeasance and Covenant Defeasance;”

(14) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(15) the issuance of Preferred Stock to the Company or a Wholly-Owned Restricted Subsidiary;

(16) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or equipment leases, or other similar obligations in the ordinary course of business or consistent with past practice;

(17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds;

(18) Indebtedness constituting of obligations in respect of purchase price adjustments, guarantees or indemnities in connection with the acquisition or disposition of any business, assets or a Subsidiary in accordance with the terms of the Senior Indenture;

(19) Accounts payable or other obligations of the Company or any of its Restricted Subsidiaries to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services; and

(20) Permitted Acquisition Indebtedness.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, (a) in the event that an item of proposed Indebtedness, including Acquired Debt, Disqualified Stock or Preferred Stock, meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to divide and classify such item of Indebtedness on the date of its incurrence, or re-divide and reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that (x) Indebtedness outstanding under the Existing U.S. Credit Facilities on the date of the Senior Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clauses (1) and (2), as applicable, of the second paragraph of this covenant and (y) Indebtedness outstanding under Existing Foreign Credit Facility on the date of the Senior Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clause (3) of the second paragraph of this covenant, (b) with respect to Indebtedness denominated in a currency other than United States dollars, the Company or any of its Restricted Subsidiaries shall not have been deemed to incur Indebtedness solely as a result of fluctuations in the exchange rates of currencies and (c) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur or suffer to exist any Lien (other than Permitted Liens) upon any of its assets (including Capital Stock of a Restricted Subsidiary), whether owned at the date the Senior Notes are first issued or thereafter acquired, or any interest therein or any income or profits therefrom, unless the Senior Notes or the Subsidiary Guarantees are secured on an equal and ratable basis with such Indebtedness for so long as such Indebtedness is secured by such Lien; provided, however, that if such Lien secures Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness will be subordinated and junior to a Lien securing the Senior Notes or the Subsidiary Guarantees, as the case may be.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries; provided that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Indebtedness outstanding on the Issue Date, Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements,

refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in agreements, as in effect on the Issue Date;

(2) the Subordinated Notes, the Subordinated Indenture, the Subordinated Subsidiary Guarantees, the Existing Senior Notes, the Existing Senior Notes Indenture, the Existing Senior Guarantees, the Existing Subordinated Notes, the Existing Subordinated Note Indenture, the Existing Subordinated Guarantees and the Senior Notes (and Additional Senior Notes, if any) that are issued under the Senior Indenture and the Subsidiary Guarantees;

(3) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Senior Indenture to be incurred;

(5) customary non-assignment provisions in contracts, licenses and leases entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of assets or Capital Stock of a Restricted Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, sale and leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(12) customary restrictions imposed on any Securitization Subsidiary in connection with a Permitted Securitization Program, including, without limitation, those imposed on Pilgrim’s Pride Funding Corporation on the Issue Date;

(13) encumbrances on property that exist at the time the property was acquired by the Company or a Restricted Subsidiary;

(14) Hedging Obligations incurred from time to time; and

(15) contractual encumbrances or restrictions in effect on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date.

Merger, Consolidation, or Sale of Assets. The Company may not, directly or indirectly, in any transaction or in a series of related transactions: (x) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company, business trust or limited partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Senior Notes and the Senior Indenture, in each case pursuant to agreements reasonably satisfactory to the Trustee; provided that if the Person formed by or surviving any such consolidation or merger (if other than the Company) is a limited liability company, business trust or limited partnership, a corporation of which all of the Equity Interests are owned by such Person shall be added to the Senior Indenture as co-issuer of the Senior Notes by a supplemental indenture pursuant to which such corporation shall act as joint and several obligor with respect to the Senior Notes;

(3) immediately after such transaction no Default or Event of Default exists;

(4) (a) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable eight-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) and its Restricted Subsidiaries, on the date of and after giving pro forma effect to such acquisition and such incurrence or issuance, would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such merger, consolidation or sale of assets and such supplemental indenture, if any, comply with the Senior Indenture.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries or a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), involving aggregate consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or is approved by a majority of the disinterested members of the Board of Directors; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, such determination shall be set forth in a resolution adopted by the Board of Directors stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(3) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Board of Directors has received an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any transaction entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(2) any transaction entered into by the Company and any of its Restricted Subsidiaries or between any of the Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company and reasonable indemnification arrangements;

(5) Restricted Payments that are permitted by the provisions of the Senior Indenture described above under the caption “—Restricted Payments;”

(6) loans or advances to officers, directors, employees or consultants in the ordinary course of business or consistent with past practice not to exceed $5.0 million in the aggregate at any one time outstanding;

(7) transactions with Unrestricted Subsidiaries, customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the Senior Indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), materially no less favorable to the Company or its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, in the good faith determination of the Company’s Board of Directors, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(8) if such Affiliate Transaction is with a Person in its capacity as a holder of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary where such Person is treated no more favorably than the holders of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary; and

(9) transactions effected pursuant to agreements in effect on the Issue Date and any amendment, modification or replacement of such agreement (so long as such amendment or replacement is not in the good faith determination of the Company’s Board of Directors materially more disadvantageous to the holders of Senior Notes, taken as a whole than the original agreement as in effect on the Issue Date).

Issuances of Guarantees by Domestic Restricted Subsidiaries. The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Senior Notes (“Guaranteed Indebtedness”), unless (i) such Domestic Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Senior Indenture providing for a Subsidiary Guarantee by such Domestic Restricted Subsidiary and (ii) such Domestic Restricted Subsidiary waives and will not in any manner whatsoever claim, or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Domestic Restricted Subsidiary under its Subsidiary Guarantee until the Senior Notes have been paid in full. If the Guaranteed Indebtedness is (A) pari passu with the Senior Notes, then the guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee, or (B) subordinated to the Senior Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Senior Notes.

Notwithstanding the foregoing, any such Subsidiary Guarantee by a Domestic Restricted Subsidiary of the Senior Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged if such Guarantor sells or otherwise disposes of all or substantially all of its assets to, or consolidates with or merges with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, in compliance with the terms described above in the fourth paragraph under the caption “—Subsidiary Guarantees.”

Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and either will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or will at the time of such designation qualify as a Permitted Investment, as the Company shall determine. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default and such redesignation will increase the amount available for Restricted Payments under the first paragraph of the covenant described under the caption “—Restricted Payments” as provided therein or Permitted Investments, as applicable.

Reports. To the extent not required to be filed with the SEC, so long as any Senior Notes are outstanding, the Company will furnish to the Holders of Senior Notes, if not filed electronically with the SEC or otherwise publicly available, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, the Company and the Guarantors agree that, for so long as any Senior Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933 (the “Securities Act”), and will also comply with Section 314(a)(4) of the Trust Indenture Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) the Company defaults in the payment when due of interest on the Senior Notes and such default continues for a period of 30 days;

(2) the Company defaults in the payment when due of principal of, or premium, if any, on the Senior Notes;

(3) failure by the Company or any of the Guarantors to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control Triggering Event” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments” and “—Certain Covenants—Issuance of Indebtedness and Issuance of Preferred Stock” for 30 days after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes specifying such failure and stating that such notice is a “Notice of Default” under the Senior Indenture;

(5) failure by the Company or any of its Restricted Subsidiaries to comply with (a) the provisions described under the caption “—Reports” for 90 days or (b) any of the other agreements in the Senior Indenture for 60 days, in each case after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes specifying such failure and stating that such notice is a “Notice of Default” under the Senior Indenture;

(6) the Company or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(7) a final nonappealable judgment or final nonappealable judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments are not paid, discharged or stayed for a period (during which execution shall not be effectively stayed) of 60 days; provided that the aggregate of all such undischarged judgments exceeds $30.0 million;

(8) except as permitted by the Senior Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Senior Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Senior Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Holders of the Senior Notes may not enforce the Senior Indenture or the Senior Notes except as provided in the Senior Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Senior Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest, if any) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Senior Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default or Event of

Default and its consequences under the Senior Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Senior Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Senior Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor or the Trustee, as such, shall have any liability for any obligations of the Company or the Guarantors under the Senior Notes, the Senior Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Senior Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Senior Notes to receive payments in respect of the principal of, premium, if any, or interest on such Senior Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Senior Notes concerning issuing temporary Senior Notes, registration of Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Senior Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Senior Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Senior Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an Independent Financial Advisor, to pay the principal of, premium, if any, interest on the outstanding Senior Notes on the Stated Maturity or on the next available redemption date, as the case may be, and the Company must specify whether the Senior Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Senior Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Senior Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Senior Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Senior Notes for cancellation or (2) all outstanding Senior Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, or (3) all outstanding Senior Notes will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Senior Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable hereunder by us, then the Senior Indenture shall, subject to certain exceptions, cease to be of further effect.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Senior Indenture or the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Senior Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes), and any existing default or compliance with any provision of the Senior Indenture or the Senior Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Senior Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Senior Notes held by a non-consenting Holder):

(1) reduce the principal amount of the then outstanding Senior Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Senior Note or alter any of the provisions with respect to the redemption of the Senior Notes;

(3) reduce the rate of or change the time for payment of interest on any Senior Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Senior Notes (except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Senior Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Senior Note payable in money other than that stated in the Senior Notes;

(6) make any change in the provisions of the Senior Indenture relating to waivers of past Defaults or the rights of Holders of Senior Notes to receive payments of principal of, or interest or premium, if any, on the Senior Notes;

(7) waive a redemption payment with respect to any Senior Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) cause the Senior Notes to become subordinated in right of payment to any other Indebtedness;

(9) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Senior Indenture, except in accordance with the terms of the Senior Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Senior Notes, the Company, the Guarantors and the Trustee may amend or supplement the Senior Indenture or the Senior Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Senior Notes by a successor to the Company in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Senior Notes or that does not adversely affect the legal rights under the Senior Indenture of any such Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Senior Indenture under the Trust Indenture Act;

(6) to add a Guarantor;

(7) to evidence and provide the acceptance of a Successor Trustee;

(8) to conform the text of the Senior Indenture, the Subsidiary Guarantees or the Senior Notes to any provision of the “Description of Notes—Description of the Senior Notes” to the extent that such provision in this “Description of Notes—Description of the Senior Notes” was intended to be a verbatim recitation of a provision of the Senior Indenture, the Subsidiary Guarantees or the Senior Notes;

(9) to provide for the issuance of Additional Senior Notes and related guarantees in accordance with the limitations set forth in the Senior Indenture; or

(10) to comply with the rules of any applicable securities depository.

Certain Definitions

Set forth below are certain defined terms used in the Senior Indenture. Reference is made to the Base Senior Indenture and Senior Supplemental Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or became a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the total voting power of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided, that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Senior Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control Triggering Event” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(i) any single transaction or series of related transactions that involves assets having a fair market value of less than $5.0 million;

(ii) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(iii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(iv) the sale, lease or transfer, as applicable, of equipment, inventory, accounts receivable (or interests therein) or other assets in the ordinary course of business or pursuant to a Permitted Securitization Program;

(v) the sale or other disposition of cash or Cash Equivalents and Investment Securities;

(vi) the sale, lease or other disposition of any assets or rights to the extent constituting a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(vii) any sale or other disposition of damaged, worn-out, obsolete or no longer useful assets or properties in the ordinary course of business;

(viii) the sale or discounting of accounts receivable in the ordinary course of business;

(ix) any sale of assets received (x) in compromise of (1) obligations of trade creditors or customers owing to the Company or a Restricted Subsidiary incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (2) litigation, arbitration or other disputes; or (y) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(x) the sale or lease of inventory, products or services or the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(xi) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(xii) the granting of Liens not otherwise prohibited by the Senior Indenture; and

(xiii) the surrender, or waiver of contract rights or settlement, release or surrender of contract, tort or other claims.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors.

“Board of Directors” means (i) with respect to a corporation, the board of directors or a duly authorized committee of the board of directors of the corporation, (ii) with respect to a partnership, the board of directors or a duly authorized committee of the board of directors of the general partner of the partnership or, in the case of a general partner other than a corporation, the Person or the board or committee of such person serving a similar function; and (iii) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but in any event excluding interests in pools of accounts receivable or inventory sold by a Securitization Subsidiary pursuant to a Permitted Securitization Program.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided, that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act) other than a Restricted Subsidiary;

(2) any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than the Pilgrim Family, becomes the ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of the Company on a fully-diluted basis;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company;

(4) the consummation of any transaction (including, without limitation, any merger, consolidation or recapitalization) to which the Company is a party the result of which is that, immediately after such transaction, the holders of all of the outstanding Voting Stock of the Company immediately prior to such transaction hold less than 50.1% of the Voting Stock of the Person surviving such transaction, measured by voting power rather than number of shares; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company or a Restricted Subsidiary by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, provided that the aggregate amount of such Net Income that could be paid to the Company or a Restricted Subsidiary by loans or advances or repayments of loans or advances, intercompany transfer or otherwise will be included in Consolidated Net Income;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any unrealized non-cash gains or losses or charges in respect of hedge or non-hedge derivatives (including those resulting from the application of Statements of Financial Accounting Standards No. 133) shall be excluded;

(5) any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141 shall be excluded; and

(6) any non-cash charges associated with any premium or penalty paid, write-off of deferred financing cots or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity to the extent deducted in the calculation of Net Income shall be excluded.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter for which the Company either (i) has filed financial statements with the SEC or (ii) if the Company does not file reports with the SEC, has internal financial statements available prior to the taking of any action for the purpose of which the determination is being made, as the sum of: (1) the par or stated value of all outstanding Capital Stock of the Issuer, plus (2) paid-in capital or capital surplus relating to such Capital Stock, plus (3) any retained earnings or earned surplus less (A) any accumulated deficit, and (B) any amounts attributable to Disqualified Stock.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of the Company who:

(1) was a member of such board of directors on the Issue Date; or

(2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Existing Credit Facilities) or commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or investors or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables or inventory), letters of credit or Debt Issuances, in each case, as amended, extended, renewed restated, refinanced (including refinancing with Debt Issuances), supplemented or otherwise modified (in whole or in part, and without limitation as to amounts, terms, conditions, covenants and other provisions) from time to time.

“Debt Issuances” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments after the Issue Date.

“Debt Rating” means the rating assigned to the Senior Notes by Moody’s or S&P, as the case may be.

“Default” means any event, act or condition that is, or after notice or with the passage of time or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Senior Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Borrowing Base” means, as of a date of determination, the sum of (i) 85% of the book value of the outstanding accounts receivable of the Company and its Domestic Restricted Subsidiaries (as such accounts receivable would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company and its Domestic Restricted Subsidiaries (as such inventory would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP); provided that for purposes of determining the Domestic Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Domestic Borrowing Base for purposes of the calculation thereof.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of the Company’s Equity Interests (other than Disqualified Stock) (but excluding in any event any issuance pursuant to employee benefit plans or otherwise in connection with the compensation of officers, directors or employees).

“Existing Credit Facilities” means, collectively, the Existing U.S. Credit Facilities and the Existing Foreign Credit Facility.

“Existing Foreign Credit Facility” means the facility evidenced by the Credit Agreement, by and among Avicola Pilgrim’s Pride de Mexico, S. de R.L. de C.V., the Company, certain subsidiaries of Avicola Pilgrim’s Pride de Mexico, S. de R.L. de C.V., ING Capital LLC, ING Bank (Mexico), S.A. Institucion de Banca Multiple, ING Grupo Financiero, BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Bank of America N.A., Comerica Bank and the several lenders from time to time party thereto, dated as of September 25, 2006, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date.

“Existing Senior Guarantee” means a Subsidiary’s Guarantee of the Existing Senior Notes.

“Existing Senior Notes” means the 9 5/8% Senior Notes due 2011 of the Company issued under the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the Indenture dated as August 9, 2001, by and between the Company and JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, as trustee, governing the Existing Senior Notes, as amended or supplemented from time to time.

“Existing Subordinated Guarantee” means a Subsidiary’s Guarantee of the Existing Subordinated Notes.

“Existing Subordinated Notes” means the 9 1/4% Senior Subordinated Notes due 2013 of the Company issued under the Existing Subordinated Notes Indenture.

“Existing Subordinated Notes Indenture” means the Subordinated Indenture dated as November 21, 2003, by and between the Company and The Bank of New York, as trustee, governing the Existing Subordinated Notes, as amended or supplemented from time to time.

“Existing U.S. Credit Facilities” means:

(i) the facility evidenced by the 2006 Amended and Restated Credit Agreement by and among the Company, CoBank, ACB, Agriland, FCS, and other syndication parties named therein, dated as of September 21, 2006, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date; and

(ii) the facility evidenced by the Third Amended and Restated Secured Credit Agreement, by and among the Company and Harris N.A., SunTrust Bank, U.S. Bank National Association, Wells Fargo Bank, National Association and the lenders from time to time party thereto, dated as of April 7, 2004, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable eight-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the eight-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the eight-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur in the next twelve months, in the reasonable judgment of the Company’s chief financial officer (regardless of whether these costs savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto), but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends, whether paid or accrued, whether or not in cash, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Borrowing Base” means, as of a date of determination, the sum of (i) 85% of the book value of the outstanding accounts receivable of the Company’s Foreign Restricted Subsidiaries (as such accounts receivable would be shown on a combined balance sheet of the Company’s Foreign Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company’s Foreign Restricted Subsidiaries (as such inventory would be shown on a combined balance sheet of the Company’s Foreign Restricted Subsidiaries prepared in accordance with GAAP); provided that for purposes of determining the Foreign Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Foreign Borrowing Base for purposes of the calculation thereof.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary and with respect to which more than 80% of its assets (determined on a consolidated basis in accordance with GAAP) are located in territories and jurisdictions outside of the United States of America.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Domestic Restricted Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Senior Indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

(2) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency values; and

(3) any commodity futures or option contract or other similar commodity hedging contract designed to protect such person against fluctuations in commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clause (1), (2) and (4) of this definition) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon);

(3) banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons of nationally recognized standing that is, in the judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged.

“Intercompany Bonds” means an Investment by the Company or a Restricted Subsidiary in, and Indebtedness of the Company or another Restricted Subsidiary incurred in connection with, bonds, notes, debentures or similar instruments issued by any federal, state or local government of the United States or any state, territory, municipality, regulatory or administrative authority or instrumentality or agency thereof in which such bonds, notes, debentures or instruments are fully secured as to payment of both principal and interest by a requisition, loan, lease or similar payment agreement with the Company or a Restricted Subsidiary.

“Investment Grade Status” exists as of a date if at such date (i) the Debt Rating of Moody’s is at least Baa3 (or the equivalent) or higher and (ii) the Debt Rating of S&P is at least BBB- (or the equivalent) or higher, or if either such entity ceases to rate the Senior Notes for reasons outside of our control, the equivalent investment grade credit rating from any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an “Investment” made by the Company in such Unrestricted Subsidiary.

“Investment Securities” means:

(1) securities or obligations issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and, in each case, with maturities not exceeding ten years from the date of acquisition;

(2) Investments in any fund that invests exclusively in Investments of the type described in clause (1), which fund may also hold immaterial amounts of cash pending investment and/or distribution;

(3) repurchase agreements fully collateralized by U.S. government and/or agency securities with a maximum maturity of seven days;

(4) Investments in (a) direct obligations and securities issued by any state of the U.S. or any political subdivision of any such state or public instrumentality thereof, (b) debt securities of a corporation, including, corporate notes, medium term notes and Rule 144A private placement notes, (c) asset-backed securities, (d) mortgage-backed securities and commercial mortgage backed securities, (e) collateralized mortgage obligations, (f) obligations of sovereign and supranational entities and other municipal debt obligations, (g) remarketed or auction rate preferred shares of closed end mutual funds, (h) money market mutual funds with a minimum $1.0 billion average asset size for the previous 12 months, (i) common stock listed on a U.S. national stock exchange or traded in the over-the-counter market and (j) debt obligations of non-U.S. governments, sovereign entities or supranational agencies, so long as, in each case, at the time of purchase or acquisition of any such Investment, (A) other than Investments described in sub-clauses (h) and (i) of this clause (4), the Investment had a long-term senior unsecured debt rating of not less than Baa3 by Moody’s and not less than BBB- by S&P and an effective maturity not exceeding ten years from the date of acquisition and (B) with respect to Investments described in sub-clause (i) of this clause (4), the aggregate amount of such Investments held by the Company at the time of acquisition of any such Investment does not exceed 10% of the total amount of Investment Securities then held by the Company; and

(5) Investments in commercial paper rated P1 by Moody’s or A1 by S&P, which matures within one year of issuance thereof, or in any fund that invests exclusively in such commercial paper.

“Issue Date” means the date of the original issuance of the first Senior Notes under the Senior Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, and any option or other agreement to sell or give a security interest in having substantially the same economic effect as any of the foregoing.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss) or non-recurring gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss) or non-recurring gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness, including any Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including without limitation, pension and post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Recourse Indebtedness” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Senior Notes offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of the Company’s Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of:

(1) a Subsidiary (other than an Unrestricted Subsidiary) prior to the date on which such Subsidiary became a Restricted Subsidiary; or

(2) a Person that was merged or amalgamated into the Company or a Restricted Subsidiary; provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto, (a) the Restricted Subsidiary or the Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Cover Ratio test described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Restricted Subsidiary or the Company, as applicable, would be greater than the Fixed Charge Coverage Ratio for such Restricted Subsidiary or the Company immediately prior to such transaction.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment of receivables owing to the Company or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (provided that nothing in this clause (2) shall prevent the Company or any Restricted Subsidiary from offering such concessionary trade terms as management deems reasonable in the circumstances);

(3) any Investment in cash, Cash Equivalents or Investment Securities;

(4) any Investment of Capital Stock, Obligations or other securities of any Person received by the Company or any of its Restricted Subsidiaries in settlement of Obligations created in the ordinary course of business and owing to the Company or such Restricted Subsidiary;

(5) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(6) any Investment made as a result of the receipt of non-cash consideration in the sale of assets or property that does not constitute an Asset Sale or from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(7) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(8) Hedging Obligations; provided that such Hedging Obligations constitute Permitted Debt permitted by clause (7) of the second paragraph under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(9) Investments in a Person arising from the sale or transfer of assets primarily used in or related to, or Equity Interests of a Subsidiary of the Company whose assets primarily consist of those used in or related to, the Turkey Operations in connection with a joint venture including such Turkey Operations with a third party;

(10) Investments in Intercompany Bonds;

(11) Investments made in bonds, debentures and notes issued by any corporation organized under the laws of any State of the United States having Investment Grade Status from the aggregate proceeds of insurance premiums paid by the Company or a Restricted Subsidiary under a captive insurance arrangement and any earnings on such Investments;

(12) repurchases of the Senior Notes;

(13) Loans or advances to officers, directors, consultants and employees made in the ordinary course of the Company’s business or the business of any Restricted Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(14) any Investments received (x) in compromise of (A) obligations of any Person that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any such Person; or (B) litigation, arbitration or other disputes; or (y) as a result of a foreclosure by the Company or any its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(15) guarantees issued in accordance with the covenants described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Issuances of Guarantees by Domestic Restricted Subsidiaries”;

(16) any Investment (x) existing on the Issue Date or (y) made pursuant to binding commitments in effect on the Issue Date and (z) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (x) or (y); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to the Company or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by the Company;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) loans and advances to contract growers in an aggregate amount at any time not to exceed $50.0 million; and

(19) other Investments made after the Issue Date in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of (x) $100.0 million or (y) 2.5% of Total Assets.

“Permitted Liens” means:

(1) Liens on the assets of the Company and its Restricted Subsidiaries securing Indebtedness and other Obligations (in addition to those referred to in clauses (2) through (24) of this definition) to the extent that such Indebtedness (a) was outstanding on the Issue Date or was or, after a Fall-Away Event, would have been permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” at the time of such incurrence and (b) at the time of such incurrence did not exceed an aggregate principal amount outstanding at any one time of the greater of (x) $1.5 billion less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in the Turkey Operations), applied by the Company or any of its Subsidiaries to repay Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) 75% of the fair market value of property, plant, equipment and intangibles of the Company and its consolidated Restricted Subsidiaries;

(2) Liens on the assets of the Company and any Restricted Subsidiary securing Indebtedness and other Obligations to the extent that such Indebtedness is or, after a Fall-Away Event, would have been permitted to be incurred by clauses (1), (2), (3) and (13)(b) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3) Liens on the assets of the Company and any Restricted Subsidiary securing Permitted Refinancing Indebtedness to the extent that (a) such Permitted Refinancing Indebtedness is or, after a Fall-Away Event, would have been permitted to be incurred by clause (10) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” and (b) such Permitted Refinancing Indebtedness was or, after a Fall-Away Event, would have been permitted to be incurred to refinance Indebtedness outstanding under clauses (1), (2), (3) or (13)(b) of such paragraph;

(4) Liens in favor of the Company or its Restricted Subsidiaries;

(5) Liens on property of a Person existing at the time such Person is acquired by, merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person acquired by, merged into or consolidated with the Company or the Restricted Subsidiary;

(6) Liens on property (including Capital Stock) existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided, that such Liens were in existence prior to the contemplation of such acquisition;

(7) Liens to secure the performance of statutory or regulatory obligations, surety or appeal bonds, performance bonds, indemnity or performance bonds, warranty and contractual requirements or other obligations of a like nature incurred in the ordinary course of business;

(8) Liens to secure Indebtedness that is or, after a Fall-Away Event, would have been permitted by clauses (5), (6) and (8) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” (or Permitted Refinancing Indebtedness relating thereto; provided that the principal amount of the Indebtedness secured does not increase and the Liens do not extend to other property or assets) covering only the assets acquired with such Indebtedness;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(10) Liens on accounts receivable or inventory of a Securitization Subsidiary or rights with respect thereto in connection with a Permitted Securitization Program;

(11) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(12) Liens on the property of Foreign Restricted Subsidiaries and on intercompany Indebtedness to the Company to secure Indebtedness that is or, after a Fall-Away Event, would have been permitted by clause (12) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(13) upon the occurrence of a Fall-Away Event, Liens securing Indebtedness in an amount that does not exceed 10% of the Company’s Consolidated Net Worth;

(14) Liens to secure a defeasance trust;

(15) licenses of intellectual property in the ordinary course of business;

(16) easements, rights of way zoning and similar restrictions, reservations (including severances, leases or reservations of oil, gas, coal, minerals or water rights), restriction or encumbrances in respect of real property or title defects that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties (as such properties are used by the Company or its Subsidiaries) or materially impair their use in the operation of the Company’s and its Subsidiaries’ business;

(17) Liens arising from precautionary Uniform Commercial Code financing statements filings regarding operating leases entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(18) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries;

(19) prior to a Fall-Away Event, Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(20) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(21) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, lessor’s, suppliers, banks, repairmen’s and mechanics’ Liens, and Liens of landlords securing obligations to pay lease payments that are not yet due and payable or in default, in each case, incurred in the ordinary course of business;

(22) Liens incurred or deposits made in the ordinary course of business to secure payment of workers’ compensation or to participate in any fund in connection with workmen’s compensation, unemployment insurance, old-age pensions or other social security programs;

(23) after a Fall-Away Event, Liens on assets or Capital Stock of any Subsidiary that was, immediately prior to such Fall-Away Event, an Unrestricted Subsidiary and that were incurred or created prior to the date of such Fall-Away Event; and

(24) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Obligations that do not exceed $40.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable), of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all customary expenses and premiums incurred in connection therewith); provided, however, that with respect to Indebtedness denominated in currency other than United States dollars, if the principal amount of such Indebtedness is extended, refinanced, renewed, replaced, defeased or refunded with Indebtedness denominated in the same foreign currency and not exceeding the principal amount (or accreted value, if applicable) thereof in such denomination of foreign currency, then it shall not be deemed to have exceeded the principal amount (or accreted value, if applicable) of the refinanced Indebtedness solely as a result of fluctuations in the exchange rate of such foreign currency;

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Senior Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Senior Notes on terms at least as favorable to the Holders of Senior Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Permitted Securitization Program” means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases accounts receivable or inventory from the Company or any Restricted Subsidiary and finances or sells such accounts receivable or inventory or fractional interests therein; provided that (i) the Board of Directors shall have determined in good faith that such Permitted Securitization Program is economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of accounts receivable or inventory by the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors), (iv) no portion of the Indebtedness of a Securitization Subsidiary shall be Guaranteed Indebtedness or is recourse to the Company or any Restricted Subsidiary (other than to such Securitization Subsidiary and other than recourse for customary representations, warranties, covenants and indemnities) and (v) neither the Company nor any Subsidiary (other than the Securitization Subsidiary) has any obligation to maintain or preserve the Securitization Subsidiary’s financial condition.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pilgrim Family” means Lonnie A. “Bo” Pilgrim, his spouse, his issue, his estate and any trust, partnership or other entity primarily for the benefit of him, his spouse and/or issue, including any direct or indirect trustee, managing partner or such other person serving a similar function.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference stock, whether now outstanding or hereafter issued, including, without limitation, all series and classes of such preferred or preference stock.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Company’s Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Decline” means: (x) a decrease of one or more gradations (including gradations within rating categories as well as between rating categories) in the rating of the Senior Notes by either Rating Agency; or (y) a withdrawal of the rating of the Senior Notes by either Rating Agency, provided, however, that such decrease or withdrawal occurs on, or within 60 days following, the date of public notice of the occurrence of a Change of Control or of the intention by us to effect a Change of Control, which period shall be extended so long as the rating of the Senior Notes is under publicly announced consideration for downgrade by either Rating Agency.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Securitization Subsidiary” means a Restricted Subsidiary or an Unrestricted Subsidiary of the Company that is established for the limited purpose of acquiring and financing or selling (including, without limitation, interests therein) accounts receivable or inventory and engaging in activities ancillary thereto.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness of the Company or a Restricted Subsidiary if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is subordinated or junior in right of payment to the Senior Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as the case may be.

“Subordinated Notes” means the     % Senior Subordinated Notes due 2017 of the Company issued under the Subordinated Notes Indenture.

“Subordinated Notes Indenture” means the Indenture, dated as of the Issue Date, by and between the Company and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of the Issue Date, governing the Subordinated Notes, as further amended or supplemented from time to time.

“Subordinated Subsidiary Guarantee” means a Subsidiary’s Guarantee of the Subordinated Notes.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as determined in accordance with GAAP and shown on the most recent balance sheet of such Person in financial statements either (i) filed with the SEC or (ii) if such Person does not file reports with the SEC, internally available.

“Turkey Operations” means the Company’s and/or its Restricted Subsidiaries’ turkey operations as substantially constituted on the Issue Date.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Indebtedness;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Senior Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in Default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the eight-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

“U.S. Government Obligations” means direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to other Persons to comply with local law that collectively do not constitute more than 5% of all of the Capital Stock ordinarily having the power to vote for the election of directors of such Restricted Subsidiary) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Description of the Subordinated Notes

The Subordinated Notes:

•	are general unsecured senior subordinated obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company and all Guarantors that do not expressly provide that they rank equally with or junior to the Subordinated Notes;

•	are effectively subordinated in right of payment to all liabilities (including trade payables) of our Subsidiaries (other than Domestic Restricted Subsidiaries that become Guarantors);

•	are equal in right of payment to all future and existing Senior Subordinated Indebtedness of the Company and any Domestic Restricted Subsidiaries that become Guarantors; and

•	will be senior in right of payment to any future Subordinated Indebtedness of the Company and any Domestic Restricted Subsidiaries that become Guarantors.

Principal, Maturity and Interest; Additional Subordinated Notes

The Company will issue $             million aggregate principal amount of Subordinated Notes. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” we are entitled, without the consent of the Holders, to issue additional Subordinated Notes under the Subordinated Indenture on the same terms and conditions and with the same CUSIP numbers as the Subordinated Notes being offered hereby in an unlimited aggregate principal amount (the “Additional Subordinated Notes”). The Subordinated Notes and the Additional Subordinated Notes, if any, will be treated as a single class for all purposes of the Subordinated Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Subordinated Indenture and this “Description of Notes—Description of the Subordinated Notes,” references to the Subordinated Notes include any Additional Subordinated Notes actually issued. The Subordinated Notes will be issued only in registered form without coupons, in denominations of $2,000 and integral multiples of $2,000 thereof.

The Subordinated Notes will mature on                     , 2015. Interest on the Subordinated Notes will accrue at the rate of             % per annum and will be payable semi-annually in arrears on                      and                     , commencing on                     , 2007. The Company will make each interest payment to the Holders of record on the immediately preceding                      and                     . We will pay interest on overdue principal at 2% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest on the Subordinated Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Subordinated Notes

All payments on Subordinated Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Paying Agent and Registrar for the Subordinated Notes

The Trustee will initially act as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

A Holder may transfer or exchange Subordinated Notes in accordance with the provisions of the Subordinated Indenture. The Company, the Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with the transfer of the Subordinated Notes and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Subordinated Indenture. The Company is not required to transfer or exchange any Subordinated Note selected for redemption. Also, neither the Company nor the Registrar is required to transfer or exchange any Subordinated Note for a period of 15 days before a selection of Subordinated Notes to be redeemed.

The registered Holder of a Subordinated Note will be treated as the owner of it for all purposes.

Subsidiary Guarantees

The Subordinated Indenture requires, prior to a Fall-Away Event, that each Domestic Restricted Subsidiary (other than any Securitization Subsidiary that has entered into or established a Permitted Securitization Program) that incurs any Indebtedness (other than intercompany Indebtedness and Intercompany Bonds between or among such Domestic Restricted Subsidiary and the Company or any of its Restricted Subsidiaries) to guarantee the obligations of the Company under the Subordinated Notes (including the payment of principal, premium, if any, and interest on the Subordinated Notes) by entering into a supplemental indenture with the Company and the Trustee (each such Domestic Restricted Subsidiary and any other Restricted Subsidiary that guarantees the Subordinated Notes in accordance with the Subordinated Indenture being referred to herein as a “Guarantor”). The Subordinated Indenture provides that any such Domestic Restricted Subsidiary must become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel to the Trustee within 10 business days of the date on which it acquired, created or incurred such Indebtedness.

Any Guarantors will be jointly and severally liable with respect to the Company’s obligations under the Subordinated Notes. Each such guarantee of the Subordinated Notes (a “Subsidiary Guarantee”) will be a general unsecured obligation of the Guarantor thereunder and will be expressly subordinated in right of payment to all existing and future Senior Indebtedness of such Guarantor. The obligations of each Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law.

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition, or the Person formed by or surviving any such consolidation or merger (if such surviving Person is not the Guarantor), assumes all the obligations of that Guarantor under the Subordinated Indenture and its Subsidiary Guarantee pursuant to a supplemental indenture satisfactory to the Trustee; or

(b) in the case of any such sale or disposition (including by way of merger or consolidation) the Net Proceeds of such sale or other disposition are applied in accordance with the “Asset Sale” provisions of the Subordinated Indenture.

The Subsidiary Guarantee of a Guarantor will be released and such Person shall no longer be deemed a Guarantor for purposes of the Subordinated Indenture:

(1) in connection with any sale, disposition or other transfer of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the Net Proceeds of that sale or other disposition are applied in accordance with the “Asset Sale” provisions of the Subordinated Indenture;

(2) in connection with any sale, disposition or other transfer of all of the Capital Stock of a Guarantor to a Person (including by way of merger or consolidation) that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if the Net Proceeds of that sale are applied (or the Company certifies in an Officer’s Certificate delivered to the Trustee that such Net Proceeds will be applied) in accordance with the “Asset Sale” provisions of the Subordinated Indenture;

(3) if the Company properly designates the Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the Subordinated Indenture; or

(4) if all Indebtedness and Guaranteed Indebtedness of such Guarantor has been paid in full or otherwise discharged.

See “—Repurchase at the Option of Holders—Asset Sales.”

Subordination

The Company may not pay (except from the trust as provided in the Legal Defeasance and Covenant Defeasance provisions described below under “—Legal Defeasance and Covenant Defeasance”) principal of, or premium, if any, or interest on, the Subordinated Notes, or make any deposit pursuant to the Legal Defeasance and Covenant Defeasance provisions, and may not repurchase, redeem or otherwise retire any Subordinated Notes until all principal and other Obligations with respect to Senior Indebtedness (including the Senior Notes offered hereby) is paid in full if (a) any principal, premium, interest or any other amount payable in respect of any Senior Indebtedness is not paid within any applicable grace period (including at maturity) or (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (1) the default has been cured or waived and any such acceleration has been rescinded or (2) such Senior Indebtedness has been paid in full in cash; provided, however, that the Company may pay the Subordinated Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the holders of such Senior Indebtedness or, if there is no Representative, from the holders of such Senior Indebtedness.

During the continuance of any default (other than a default described in clause (a) or a default and acceleration described in clause (b) of the preceding paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except any notice required to effect the acceleration) or the expiration of any applicable grace period, the Company may not pay the Subordinated Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Company and the Trustee of written notice of such default from the Representative of the holders of such Designated Senior Indebtedness or, if there is no Representative, from the holders of such Designated Senior Indebtedness, specifying an election to effect a Payment Blockage Period (a “Payment Blockage Notice”) and ending 179 days thereafter (unless such Payment Blockage Period is earlier terminated (a) by written notice to the Trustee and the Company from the Representative of the holders of such Designated Senior Indebtedness or, if there is no Representative, from the holders of such Designated Senior Indebtedness that gave such Payment Blockage Notice, (b) because such default is no longer continuing or (c) because such Designated Senior Indebtedness has been repaid in full in cash or otherwise satisfied in accordance with the terms thereof). Not more than one Payment Blockage Notice with respect to all issues of Designated Senior Indebtedness may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to one or more issues of Designated Senior Indebtedness during such period. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be the basis for a subsequent Payment Blockage Notice. Following the expiration of any period during which the Company is prohibited from making payments on the Subordinated Notes pursuant to a Payment Blockage Notice, the Company shall (unless otherwise prohibited as described in the first two sentences of this paragraph) resume making any and all required payments in respect of the Subordinated Notes, including, without limitation, any missed payments, unless the maturity of any Designated Senior Indebtedness has been accelerated, and such acceleration remains in full force and effect.

The Company shall give prompt written notice to the Trustee of any default in the payment of any Senior Indebtedness or any acceleration under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. Failure to give such notice shall not affect the subordination of the Subordinated Notes to the Senior Indebtedness or the application of the other provisions provided in the above paragraphs.

If payment of the Subordinated Notes is accelerated when Designated Senior Indebtedness is outstanding, the Company may not pay the Subordinated Notes until three business days after the Representative of the holders of such Designated Senior Indebtedness or, if there is no Representative, the holders of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Subordinated Notes only if the Subordinated Indenture otherwise permits payment at that time.

The Obligations of each Guarantor are subordinated in right of payment to the payment when due of all Senior Indebtedness of such Guarantor. This subordination is for the benefit of and enforceable by the holders of such Senior Indebtedness to the extent and in the manner provided for in the Subordinated Notes and the Subordinated Indenture.

Optional Redemption

At any time prior to                     , 2010, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Subordinated Notes issued under the Subordinated Indenture (which includes the Additional Subordinated Notes, if any) at a redemption price of         % of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of Subordinated Notes issued under the Subordinated Indenture (which includes the Additional Subordinated Notes, if any) remains outstanding immediately after the occurrence of such redemption (excluding Subordinated Notes held by the Company and its Subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of any such Equity Offering.

Notice of any redemption upon an Equity Offering may be given prior to the completion of the related Equity Offering, and any such redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including, but not limited to completion of the related Equity Offering.

Except pursuant to the preceding paragraph, the Subordinated Notes will not be redeemable at the Company’s option prior to                     , 2012. On or after                     , 2012, the Company may redeem all or a part of the Subordinated Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, thereon to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on                      of the years indicated below:

Year	Percentage
2012	%
2013
2014
2015 and thereafter	100.000%

All redemptions of the Subordinated Notes will be made upon not less than 30 days’ nor more than 60 days’ prior notice mailed by first class mail to each Holder’s registered address. Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the Subordinated Notes or portions thereof called for redemption on the applicable redemption date. Any redemption and notice thereof pursuant to the Subordinated Indenture may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

Repurchase at the Option of Holders

Change of Control Triggering Event. If a Change of Control Triggering Event occurs, each Holder of Subordinated Notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple thereof) of that Holder’s Subordinated Notes pursuant to a Change of Control Offer on the terms set forth in the Subordinated Indenture. In the Change of Control Offer, the Company will offer a change of control payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Subordinated Notes repurchased plus accrued and unpaid interest thereon to the date of purchase, subject to the rights of Holders on the relevant record date to receive interest due on the relevant interest payment date. Within 90 days following any Change of Control Triggering Event, unless the Company has mailed a redemption notice with respect to all of the outstanding Subordinated Notes in accordance with the Optional Redemption provisions of the Subordinated Indenture, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase Subordinated Notes on the Change of Control Payment Date specified in such notice which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Subordinated Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Subordinated Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the Subordinated Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the Subordinated Indenture by virtue of such conflict.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Subordinated Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Subordinated Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Subordinated Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Subordinated Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Subordinated Notes so tendered the Change of Control Payment for such Subordinated Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Subordinated Note equal in principal amount to any unpurchased portion of the Subordinated Notes surrendered, if any; provided, that each such new Subordinated Note will be in a principal amount of $2,000 or an integral multiple of $2,000 thereof. Any Subordinated Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether or not any other provisions of the Subordinated Indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the Subordinated Indenture does not contain provisions that permit the Holders of the Subordinated Notes to require that the Company repurchase or redeem the Subordinated Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Subordinated Indenture applicable to a Change of Control Offer made by the Company and purchases all Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer; or (2) notice of redemption has been given pursuant to the Subordinated Indenture as described above under “—Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditioned upon the occurrence of such Change in Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. Subordinated Notes repurchased by the Company pursuant to a Change of Control Offer will have the status of Subordinated Notes issued but not outstanding or will be retired and canceled, at the option of the Company. Subordinated Notes purchased by an unaffiliated third party pursuant to the preceding paragraph will have the status of Subordinated Notes issued and outstanding.

If a Change of Control Triggering Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for all Subordinated Notes that the Company might be required to purchase. In the event that the Company was required to purchase Subordinated Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing on favorable terms, if at all.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Subordinated Notes to require the Company to repurchase such Subordinated Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any Person assuming responsibilities for any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by the Company’s Board of Directors and evidenced by a resolution of the Board of Directors and, if such fair market value exceeds $50.0 million, is set forth in an Officers’ Certificate delivered to the Trustee; and

(3) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash, Cash Equivalents or assets or Voting Stock of a type referred to in clauses (2), (3) or (4) immediately below. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Subordinated Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion) within 180 days of the related Asset Sale.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may, at its option:

(1) apply such Net Proceeds to permanently repay, purchase or retire unsubordinated Indebtedness of the Company or any Restricted Subsidiary;

(2) apply such Net Proceeds to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another business reasonably related to the business of the Company;

(3) apply such Net Proceeds to make a capital expenditure used or useful in the Company’s business;

(4) apply such Net Proceeds to acquire other long-term assets that are used or useful in the Company’s business; or

(5) enter into a binding agreement with respect to the application of such Net Proceeds described in clauses (2), (3) or (4) above; provided that such binding agreement shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such acquisition of expenditure is consummated, and (y) the 180th day following the expiration of the aforementioned 360-day period.

Pending the final application of any such Net Proceeds, the Company or any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Subordinated Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $40.0 million, then within 45 business days after the later of the application of Net Proceeds in accordance with the preceding paragraph and the date that is 360 days following the receipt of the Net Proceeds, to the extent of the balance of the Net Proceeds after application in accordance with the preceding paragraph, the Company will make an Asset Sale Offer to all Holders of Subordinated Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, all holders of other Indebtedness that is pari passu with the Subordinated Notes containing provisions similar to those set forth in the Subordinated Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Subordinated Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Subordinated Indenture. If the aggregate principal amount of Subordinated Notes and, to the extent required or permitted under the terms of the instrument governing such Indebtedness, such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Subordinated Notes and any such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of Subordinated Notes and any such other pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Subordinated Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Subordinated Indenture by virtue of such conflict.

Selection and Notice

If less than all of the Subordinated Notes are to be redeemed at any time, the Trustee will select Subordinated Notes for redemption as follows:

(1) if the Subordinated Notes are listed, in compliance with the requirements of the principal national securities exchange on which the Subordinated Notes are listed; or

(2) if the Subordinated Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Subordinated Notes of $2,000 or less shall be redeemed in part except that if all of the Subordinated Notes of a Holder are to be redeemed, the entire outstanding amount of Subordinated Notes held by such Holder shall be redeemed. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Subordinated Notes to be redeemed at its registered address. Any redemption and notice thereof pursuant to the Subordinated Indenture may, in the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

Fall-Away Event

If no Default or Event of Default has occurred and is continuing, the obligations of the Company and its Restricted Subsidiaries to comply with the provisions of the Subordinated Indenture described under the captions “Repurchase at the Option of Holders—Change of Control Triggering Event,” “—Certain Covenants—Restricted Payments,” “—Incurrence of Indebtedness and Issuance of Preferred Stock,” “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “—Transactions with Affiliates,” “—Designation of Restricted and Unrestricted Subsidiaries,” “—Issuances of Guarantees by Domestic Restricted Subsidiaries,” and the requirement set forth under clause (4) of the first paragraph under “—Merger, Consolidation, or Sale of Assets,” will terminate if and when the Subordinated Notes shall achieve Investment Grade Status (a “Fall-Away Event”). As a result, upon the occurrence of a Fall-Away Event, the Subordinated Notes will be entitled to limited covenant protection. Following the occurrence of a Fall-Away Event, all references in the Subordinated Indenture with respect to provisions not affected by the Fall-Away Event to “Restricted Subsidiaries” and “Unrestricted Subsidiaries” shall automatically be amended to mean “Subsidiaries.”

Certain Covenants

Restricted Payments. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Restricted Subsidiary of the Company);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or any Restricted Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness (excluding (a) any intercompany Indebtedness between or among the Company and any Restricted Subsidiary or (b) the purchase, redemption or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) except at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in this clause (4) and clauses (1) through (3) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable eight-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after August 9, 2001 (excluding Restricted Payments permitted by clauses (1), (2), (3), (8) and (9) of the next succeeding paragraph) is less than the sum, without duplication, of

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from July 1, 2001 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b) 100% of the aggregate net proceeds, including cash and fair market value of property other than cash, received by the Company since August 9, 2001 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Restricted Subsidiary of the Company), plus

(c) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, 100% of the aggregate amount received in cash and the fair market value of property other than cash received, plus

(d) if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the fair market value of such redesignated Subsidiary (as determined in good faith by the Board of Directors) as of the date of its redesignation (other than to the extent that the Investment originally made in such Unrestricted Subsidiary was a Permitted Investment).

The preceding provisions will not prohibit the payment of any dividend or distribution or the consummation of any redemption of any Subordinated Indebtedness within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at said date of declaration or notice, such dividend, distribution or redemption payment would have complied with the provisions of the Subordinated Indenture.

In addition, so long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Company or any Restricted Subsidiary or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or Subordinated Indebtedness of the Company that has a Weighted Average Life to Maturity no less than that of the Subordinated Indebtedness being refinanced; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;”

(2) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided that the amount of any such net cash proceeds that are utilized for any such defeasance, redemption, repurchase or other acquisition shall be excluded from clause (3)(b) of the second paragraph above under the caption “—Restricted Payments;”

(3) Investments made out of the net proceeds of a substantially concurrent issue and sale (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company; provided that the amount of any such net proceeds that are utilized for any such Investment shall be excluded from clause (3)(b) of the second paragraph under the caption “—Restricted Payments;”

(4) the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis so long as the Company or one of its Restricted Subsidiaries receives at least a pro rata share (and in like form) of the dividend or distribution in accordance with its common Equity Interests;

(5) the payment by the Company of cash dividends on its common stock in an aggregate amount up to $30.0 million per annum;

(6) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the management or the Board of Directors of the Company or any Restricted Subsidiary pursuant to any equity subscription agreement, stock option agreement or similar agreement approved by the Board of Directors of the Company; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $10.0 million in any twelve-month period (with unused amounts in any 12-month period being permitted to be carried over into succeeding 12-month periods); provided, further, that the amounts in any 12-month period may be increased by an amount not to exceed the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of the Company’s Equity Interests (other than Disqualified Stock) to any member of the management or the Board of Directors of the Company or any Restricted Subsidiary (provided that the amount of such cash proceeds utilized for any such repurchase, retirement or other acquisition or retirement will not increase the amount available for Restricted Payments under clause (3)(b) of the second paragraph under the caption “—Restricted Payments” and to the extent such proceeds have not otherwise been applied to the payment of Restricted Payments); and provided, further, that no Default or Event of Default shall have occurred and be continuing immediately after such transaction;

(7) the payment of obligations arising in connection with a Change of Control, provided that the Company has fulfilled its obligations under the Subordinated Indenture with respect to a Change of Control Triggering Event;

(8) the repayment, refinancing, replacement, repurchase or redemption of subordinated capital certificates or other Subordinated Indebtedness originally issued by Gold Kist Inc. or any successor company; and

(9) other Restricted Payments in an aggregate amount not to exceed $100.0 million.

Any dividend which is declared but not paid shall not be included in the calculation of the amount of Restricted Payments, and any dividend which is declared and paid shall be included only once in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors and set forth in a resolution. The Board of Directors’ determination (other than in the case of Investment Securities) must be based upon an opinion or appraisal issued by an Independent Financial Advisor if the fair market value exceeds $100.0 million. Not later than the date of making any Restricted Payment with a fair market value in excess of $100.0 million, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a description and amounts of all Restricted Payments made by the Company pursuant to this “Restricted Payments” covenant since the date of the most recently delivered Officers’ Certificate pursuant to this paragraph (or, if none, since August 9, 2001), together with a copy of any fairness opinion or appraisal required by the Subordinated Indenture. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described above, the Company, in its sole discretion, may order and classify such Restricted Payment in any manner in compliance with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Domestic Restricted Subsidiaries and any other Guarantors may incur Indebtedness or issue Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended eight full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock or Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Preferred Stock or Disqualified Stock had been issued, as the case may be, at the beginning of such eight-quarter period.

The first paragraph of this covenant will not prohibit the incurrence or issuance of any of the following items of Indebtedness or Preferred Stock (collectively, “Permitted Debt”):

(1) the incurrence by the Company or any Guarantor of Indebtedness (and any replacements, renewals, refinancings, extensions or amendments thereof) in an aggregate principal amount at any one time outstanding as of the date of any such incurrence under this clause (1) not to exceed an amount equal to the greater of (x) $1.5 billion, less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in or related to the Turkey Operations) applied by the Company or any of its Subsidiaries to repay Indebtedness incurred under this clause (1) pursuant to the covenant described under “Repurchase at the Option of Holders—Asset Sales” and (y) 75% of the fair market value of property, plant, equipment and intangibles of the Company and its consolidated Restricted Subsidiaries;

(2) the incurrence by the Company or any Restricted Subsidiary of Indebtedness pursuant to a revolving credit facility under the Existing U.S. Credit Facilities (and any replacements, renewals, refinancings, extensions or amendments of any thereof) in an aggregate principal amount at any one time outstanding as of the date of any such incurrence under this clause (2) not to exceed the Domestic Borrowing Base;

(3) the incurrence of Indebtedness by the Foreign Restricted Subsidiaries pursuant to the Existing Foreign Credit Facility (and any replacements, renewals, refinancings, extensions or amendments thereof) in an aggregate principal amount outstanding at any one time as of the date of any such incurrence under this clause (3) not to exceed, immediately after giving effect to any such incurrence, the greater of (x) $100.0 million and (y) the Foreign Borrowing Base;

(4) the incurrence by the Company and the Guarantors (including any future Guarantor) of Indebtedness represented by the Subordinated Notes and the Senior Notes to be issued on the Issue Date (including, in each case, any Subsidiary Guarantees and Senior Subsidiary Guarantees);

(5) the incurrence by the Company or any of its Restricted Subsidiaries of purchase money obligations incurred in the ordinary course of business in an amount outstanding at any one time (including any Permitted Refinancing Indebtedness of such purchase money obligations incurred pursuant to clause (10) below) as of the date of any such incurrence not to exceed 75% of the purchase price or fair market value of the asset purchased, acquired or constructed;

(6) the incurrence by the Company or any of its Restricted Subsidiaries of Capital Lease Obligations incurred in the ordinary course of business in an amount outstanding at any one time (including any Permitted Refinancing Indebtedness of such Capital Lease Obligations incurred pursuant to clause (10) below) as of the date of any such incurrence not to exceed 5% of the Company’s Consolidated Net Worth;

(7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations pursuant to which the Company or the Restricted Subsidiary has hedged against its actual exposure to fluctuations in interest rates, currency values or commodity prices;

(8) the incurrence by the Company or any Restricted Subsidiary of up to $25.0 million aggregate principal amount of Indebtedness to the Camp County Industrial Development Corporation pursuant to that certain Loan Agreement (the “Camp County Loan Agreement”), dated as of June 15, 1999, between the Company and the Camp County Industrial Development Corporation, including the incurrence by the Company or any Guarantor of Indebtedness to Harris N.A. pursuant to the Reimbursement Agreement dated June 15, 1999 between the Company and Harris N.A., or under any irrevocable letter of credit, surety bond, insurance policy or other similar instrument issued by any Person to support the Company’s or any Restricted Subsidiary’s Obligations pursuant to the Camp County Loan Agreement or in connection with the related bonds issued by the Camp County Industrial Development Corporation (and reimbursement and similar agreements in respect thereof) and any Permitted Refinancing Indebtedness relating thereto; provided, that such $25.0 million and any corresponding credit enhancement or reimbursement obligation with respect thereto shall be reduced by any prepayments or scheduled payments under the Camp County Loan Agreement;

(9) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding (including any Permitted Refinancing Indebtedness incurred pursuant to clause (10) below) under this clause (9) not to exceed, immediately after giving effect to any such incurrence, the greater of (x) $175.0 million and (y) 5.0% of Total Assets;

(10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge Indebtedness (other than intercompany Indebtedness) under the Senior Notes, the Senior Indenture, the Existing Senior Notes, the Existing Senior Notes Indenture, the Existing Subordinated Notes or the Existing Subordinated Notes Indenture or that was permitted by the Subordinated Indenture to be incurred under the preceding paragraph or clauses (4), (5), (6), (9), (13) or (20) of this paragraph;

(11) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness and Intercompany Bonds between or among the Company and any of its Restricted Subsidiaries; provided, however, that:

(a) except in the case of Intercompany Bonds, if the Company or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Subordinated Notes, in the case of the Company, or the Subsidiary Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (11);

(12) the Existing Senior Guarantee, the Existing Subordinated Guarantee and the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant and, in the case of a Domestic Restricted Subsidiary, the provisions of the covenant set forth under the caption “—Issuances of Guarantees by Domestic Restricted Subsidiaries;”

(13) Indebtedness of the Company to the extent the net proceeds thereof are promptly (a) used to purchase Subordinated Notes tendered in a Change of Control Offer made as a result of a Change of Control Triggering Event in accordance with the Subordinated Indenture or (b) deposited to defease the Subordinated Notes as described under “—Legal Defeasance and Covenant Defeasance;”

(14) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(15) the issuance of Preferred Stock to the Company or a Wholly-Owned Restricted Subsidiary;

(16) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers’ acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or equipment leases, or other similar obligations in the ordinary course of business or consistent with past practice;

(17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds;

(18) Indebtedness constituting of obligations in respect of purchase price adjustments, guarantees or indemnities in connection with the acquisition or disposition of any business, assets or a Subsidiary in accordance with the terms of the Subordinated Indenture;

(19) Accounts payable or other obligations of the Company or any of its Restricted Subsidiaries to trade creditors created or assumed by the Company or such Restricted Subsidiary in the ordinary course of business in connection with the obtaining of goods or services; and

(20) Permitted Acquisition Indebtedness.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, (a) in the event that an item of proposed Indebtedness, including Acquired Debt, Disqualified Stock or Preferred Stock, meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (20) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to divide and classify such item of Indebtedness on the date of its incurrence, or re-divide and reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant; provided that (x) Indebtedness outstanding under the Existing U.S. Credit Facilities on the date of the Subordinated Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clauses (1) and (2), as applicable, of the second paragraph of this covenant and (y) Indebtedness outstanding under Existing Foreign Credit Facility on the date of the Subordinated Indenture will be deemed to have been incurred on such date in reliance on the exception provided in clause (3) of the second paragraph of this covenant, (b) with respect to Indebtedness denominated in a currency other than United States dollars, the Company or any of its Restricted Subsidiaries shall not have been deemed to incur Indebtedness solely as a result of fluctuations in the exchange rates of currencies and (c) the accrual of interest, the accretion of amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur or suffer to exist any Lien (other than Permitted Liens or Liens Securing Senior Indebtedness) upon any of its assets (including Capital Stock of a Restricted Subsidiary), whether owned at the date the Subordinated Notes are first issued or thereafter acquired, or any interest therein or any income or profits therefrom, unless:

(a) if such Lien secures Senior Subordinated Indebtedness, the Subordinate Notes or the Subsidiary Guarantees are secured on an equal and ratable basis with such Indebtedness for so long as such Senior Subordinated Indebtedness is secured by such Lien; and

(b) if such Lien secures Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness will be subordinated and junior to a Lien securing the Subordinate Notes or the Subsidiary Guarantees, as the case may be, with the same relative priority as such Indebtedness has with respect to the Subordinated Notes or the Subsidiary Guarantees.

Limitation on Layered Debt. The Company shall not, and shall not permit any Restricted Subsidiary, to incur, directly or indirectly, any Indebtedness that is subordinate or junior in right of payment of any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to, ranks pari passu with, the Subordinated Notes or Subsidiary Guarantees, as the case may be. In addition, no Guarantor shall Guarantee, directly or indirectly, any Indebtedness of the Company that is subordinate or junior in right of payment to any Senior Indebtedness unless such Guarantee is expressly subordinated in right of payment to, or ranks pari passu with, the Subsidiary Guarantee of such Guarantor.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries; provided that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements governing Indebtedness outstanding on the Issue Date, Credit Facilities as in effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in agreements, as in effect on the Issue Date;

(2) the Senior Notes, the Senior Indenture, the Senior Subsidiary Guarantees, the Existing Senior Notes, the Existing Senior Notes Indenture, the Existing Senior Guarantees, the Existing Subordinated Notes, the Existing Subordinated Note Indenture, the Existing Subordinated Guarantees and the Subordinated Notes (and Additional Subordinated Notes, if any) that are issued under the Subordinated Indenture and the Subsidiary Guarantees;

(3) applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such

Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Subordinated Indenture to be incurred;

(5) customary non-assignment provisions in contracts, licenses and leases entered into in the ordinary course of business and consistent with past practices;

(6) purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of assets or Capital Stock of a Restricted Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, sale and leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(12) customary restrictions imposed on any Securitization Subsidiary in connection with a Permitted Securitization Program, including, without limitation, those imposed on Pilgrim’s Pride Funding Corporation on the Issue Date;

(13) encumbrances on property that exist at the time the property was acquired by the Company or a Restricted Subsidiary;

(14) Hedging Obligations incurred from time to time; and

(15) contractual encumbrances or restrictions in effect on the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date.

Merger, Consolidation, or Sale of Assets. The Company may not, directly or indirectly, in any transaction or in a series of related transactions: (x) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation, limited liability company, business trust or limited partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Subordinated Notes and the Subordinated Indenture, in each case pursuant to agreements reasonably satisfactory to the Trustee; provided that if the Person formed by or surviving any such consolidation or merger (if other than the Company) is a limited liability company, business trust or limited partnership, a corporation of which all of the Equity Interests are owned by such Person shall be added to the Subordinated Indenture as co-issuer of the Subordinated Notes by a supplemental indenture pursuant to which such corporation shall act as joint and several obligor with respect to the Subordinated Notes;

(3) immediately after such transaction no Default or Event of Default exists;

(4) (a) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable eight-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) and its Restricted Subsidiaries, on the date of and after giving pro forma effect to such acquisition and such incurrence or issuance, would not be less than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction; and

(5) the Company shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such merger, consolidation or sale of assets and such supplemental indenture, if any, comply with the Subordinated Indenture.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation, or Sale of Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of its Restricted Subsidiaries or a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction.

Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), involving aggregate consideration in excess of $5.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or is approved by a majority of the disinterested members of the Board of Directors; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, such determination shall be set forth in a resolution adopted by the Board of Directors stating that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(3) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, the Board of Directors has received an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any transaction entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with past practices;

(2) any transaction entered into by the Company and any of its Restricted Subsidiaries or between any of the Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of the Company solely because the Company owns an Equity Interest in such Person;

(4) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company and reasonable indemnification arrangements;

(5) Restricted Payments that are permitted by the provisions of the Subordinated Indenture described above under the caption “—Restricted Payments;”

(6) loans or advances to officers, directors, employees or consultants in the ordinary course of business or consistent with past practice not to exceed $5.0 million in the aggregate at any one time outstanding;

(7) transactions with Unrestricted Subsidiaries, customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the Subordinated Indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), materially no less favorable to the Company or its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person, in the good faith determination of the Company’s Board of Directors, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(8) if such Affiliate Transaction is with a Person in its capacity as a holder of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary where such Person is treated no more favorably than the holders of Indebtedness or Capital Stock of the Company or any Restricted Subsidiary; and

(9) transactions effected pursuant to agreements in effect on the Issue Date and any amendment, modification or replacement of such agreement (so long as such amendment or replacement is not in the good faith determination of the Company’s Board of Directors materially more disadvantageous to the holders of Subordinated Notes, taken as a whole than the original agreement as in effect on the Issue Date).

Issuances of Guarantees by Domestic Restricted Subsidiaries. The Company will not permit any Domestic Restricted Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Subordinated Notes (“Guaranteed Indebtedness”), unless (i) such Domestic Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Subordinated Indenture providing for a Subsidiary Guarantee by such Domestic Restricted Subsidiary and (ii) such Domestic Restricted Subsidiary waives and will not in any manner whatsoever claim, or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Domestic Restricted Subsidiary under its Subsidiary Guarantee until the Subordinated Notes have been paid in full. If the Guaranteed Indebtedness is (A) pari passu with the Subordinated Notes, then the guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee, or (B) subordinated to the Subordinated Notes, then the guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Subordinated Notes.

Notwithstanding the foregoing, any such Subsidiary Guarantee by a Domestic Restricted Subsidiary of the Subordinated Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged if such Guarantor sells or otherwise disposes of all or substantially all of its assets to, or consolidates with or merges with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, in compliance with the terms described above in the fourth paragraph under the caption “—Subsidiary Guarantees.”

Designation of Restricted and Unrestricted Subsidiaries. The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated an Unrestricted Subsidiary, all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and either will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “—Restricted Payments” or will at the time of such designation qualify as a Permitted Investment, as the Company shall determine. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default and such redesignation will increase the amount available for Restricted Payments under the first paragraph of the covenant described under the caption “—Restricted Payments” as provided therein or Permitted Investments, as applicable.

Reports. To the extent not required to be filed with the SEC, so long as any Subordinated Notes are outstanding, the Company will furnish to the Holders of Subordinated Notes, if not filed electronically with the SEC or otherwise publicly available, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

In addition, the Company and the Guarantors agree that, for so long as any Subordinated Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and will also comply with Section 314(a)(4) of the Trust Indenture Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) the Company defaults in the payment when due of interest on the Subordinated Notes and such default continues for a period of 30 days;

(2) the Company defaults in the payment when due of principal of, or premium, if any, on the Subordinated Notes;

(3) failure by the Company or any of the Guarantors to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Change of Control Triggering Event” or “—Certain Covenants—Merger, Consolidation or Sale of Assets;”

(4) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales,” “—Certain Covenants—Restricted Payments” and “—Certain Covenants—Issuance of Indebtedness and Issuance of

Preferred Stock” for 30 days after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Subordinated Notes specifying such failure and stating that such notice is a “Notice of Default” under the Subordinated Indenture;

(5) failure by the Company or any of its Restricted Subsidiaries to comply with (a) the provisions described under the caption “—Reports” for 90 days or (b) any of the other agreements in the Subordinated Indenture for 60 days, in each case after the date on which the Company has received written notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Subordinated Notes specifying such failure and stating that such notice is a “Notice of Default” under the Subordinated Indenture;

(6) the Company or any Restricted Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more;

(7) a final nonappealable judgment or final nonappealable judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Company or any of its Restricted Subsidiaries and such judgment or judgments are not paid, discharged or stayed for a period (during which execution shall not be effectively stayed) of 60 days; provided that the aggregate of all such undischarged judgments exceeds $30.0 million;

(8) except as permitted by the Subordinated Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(9) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Subordinated Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Subordinated Notes may declare all the Subordinated Notes to be due and payable immediately.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 30 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Subordinated Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Holders of the Subordinated Notes may not enforce the Subordinated Indenture or the Subordinated Notes except as provided in the Subordinated Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Subordinated Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest, if any) if it determines that withholding notice is in their interest.

The Holders of a majority in aggregate principal amount of the Subordinated Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Subordinated Notes waive any existing Default or Event of Default and its consequences under the Subordinated Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Subordinated Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Subordinated Indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor or the Trustee, as such, shall have any liability for any obligations of the Company or the Guarantors under the Subordinated Notes, the Subordinated Indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Subordinated Notes by accepting a Subordinated Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Subordinated Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Subordinated Notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of Holders of outstanding Subordinated Notes to receive payments in respect of the principal of, premium, if any, or interest on such Subordinated Notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the Subordinated Notes concerning issuing temporary Subordinated Notes, registration of Subordinated Notes, mutilated, destroyed, lost or stolen Subordinated Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Subordinated Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Subordinated Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Subordinated Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Subordinated Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Subordinated Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an Independent Financial Advisor, to pay the principal of, premium, if any, interest on the outstanding Subordinated Notes on the Stated Maturity or on the next available redemption date, as the case may be, and the Company must specify whether the Subordinated Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Subordinated Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Subordinated Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6) the Company must have delivered to the Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of the Company or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Subordinated Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8) the Company must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Subordinated Notes for cancellation or (2) all outstanding Subordinated Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, or (3) all outstanding Subordinated Notes will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Subordinated Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable hereunder by us, then the Subordinated Indenture shall, subject to certain exceptions, cease to be of further effect.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Subordinated Indenture or the Subordinated Notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Subordinated Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Subordinated Notes), and any existing default or compliance with any provision of the Subordinated Indenture or the Subordinated Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Subordinated Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Subordinated Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Subordinated Notes held by a non-consenting Holder):

(1) reduce the principal amount of the then outstanding Subordinated Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Subordinated Note or alter any of the provisions with respect to the redemption of the Subordinated Notes;

(3) reduce the rate of or change the time for payment of interest on any Subordinated Note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Subordinated Notes (except a rescission of acceleration of the Subordinated Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Subordinated Notes and a waiver of the payment default that resulted from such acceleration);

(5) make any Subordinated Note payable in money other than that stated in the Subordinated Notes;

(6) make any change in the provisions of the Subordinated Indenture relating to waivers of past Defaults or the rights of Holders of Subordinated Notes to receive payments of principal of, or interest or premium, if any, on the Subordinated Notes;

(7) waive a redemption payment with respect to any Subordinated Note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8) cause the Subordinated Notes to become subordinated in right of payment to any other Indebtedness;

(9) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Subordinated Indenture, except in accordance with the terms of the Subordinated Indenture; or

(10) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any Holder of Subordinated Notes, the Company, the Guarantors and the Trustee may amend or supplement the Subordinated Indenture or the Subordinated Notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Subordinated Notes in addition to or in place of certificated Subordinated Notes;

(3) to provide for the assumption of the Company’s or any Guarantor’s obligations to Holders of Subordinated Notes by a successor to the Company in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets;

(4) to make any change that would provide any additional rights or benefits to the Holders of Subordinated Notes or that does not adversely affect the legal rights under the Subordinated Indenture of any such Holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Subordinated Indenture under the Trust Indenture Act;

(6) to add a Guarantor;

(7) to evidence and provide the acceptance of a Successor Trustee;

(8) to conform the text of the Subordinated Indenture, the Subsidiary Guarantees or the Subordinated Notes to any provision of the “Description of Notes—Description of the Subordinated Notes” to the extent that such provision in this “Description of Notes—Description of the Subordinated Notes” was intended to be a verbatim recitation of a provision of the Subordinated Indenture, the Subsidiary Guarantees or the Subordinated Notes;

(9) to provide for the issuance of Additional Subordinated Notes and related guarantees in accordance with the limitations set forth in the Subordinated Indenture; or

(10) to comply with the rules of any applicable securities depository.

Certain Definitions

Set forth below are certain defined terms used in the Subordinated Indenture. Reference is made to the Base Subordinated Indenture and Subordinated Supplemental Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into, or became a Subsidiary of, such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the total voting power of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business; provided, that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Subordinated Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control Triggering Event” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests by any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(i) any single transaction or series of related transactions that involves assets having a fair market value of less than $5.0 million;

(ii) a transfer of assets between or among the Company and its Restricted Subsidiaries;

(iii) an issuance of Equity Interests by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(iv) the sale, lease or transfer, as applicable, of equipment, inventory, accounts receivable (or interests therein) or other assets in the ordinary course of business or pursuant to a Permitted Securitization Program;

(v) the sale or other disposition of cash or Cash Equivalents and Investment Securities;

(vi) the sale, lease or other disposition of any assets or rights to the extent constituting a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(vii) any sale or other disposition of damaged, worn-out, obsolete or no longer useful assets or properties in the ordinary course of business;

(viii) the sale or discounting of accounts receivable in the ordinary course of business;

(ix) any sale of assets received (x) in compromise of (1) obligations of trade creditors or customers owing to the Company or a Restricted Subsidiary incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (2) litigation, arbitration or other disputes; or (y) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(x) the sale or lease of inventory, products or services or the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(xi) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(xii) the granting of Liens not otherwise prohibited by the Subordinated Indenture; and

(xiii) the surrender, or waiver of contract rights or settlement, release or surrender of contract, tort or other claims.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Bankruptcy Law” means Title 11, U.S. Code or any similar federal, state or foreign law for the relief of debtors.

“Board of Directors” means (i) with respect to a corporation, the board of directors or a duly authorized committee of the board of directors of the corporation, (ii) with respect to a partnership, the board of directors or a duly authorized committee of the board of directors of the general partner of the partnership or, in the case of a general partner other than a corporation, the Person or the board or committee of such person serving a similar function; and (iii) with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a copy of a resolution certified by the Secretary or an Assistant Secretary of the applicable Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but in any event excluding interests in pools of accounts receivable or inventory sold by a Securitization Subsidiary pursuant to a Permitted Securitization Program.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided, that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and Eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having the highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act) other than a Restricted Subsidiary;

(2) any “person” or “group” (as such terms are used in Section 13(d)(3) of the Exchange Act), other than the Pilgrim Family, becomes the ultimate “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of more than 50% of the total voting power of the Voting Stock of the Company on a fully-diluted basis;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company;

(4) the consummation of any transaction (including, without limitation, any merger, consolidation or recapitalization) to which the Company is a party the result of which is that, immediately after such transaction, the holders of all of the outstanding Voting Stock of the Company immediately prior to such transaction hold less than 50.1% of the Voting Stock of the Person surviving such transaction, measured by voting power rather than number of shares; or

(5) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended or distributed to the Company or a Restricted Subsidiary by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary, unless such Restricted Subsidiary is a Guarantor and its Subsidiary Guarantee remains in full force and effect, shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, provided that the aggregate amount of such Net Income that could be paid to the Company or a Restricted Subsidiary by loans or advances or repayments of loans or advances, intercompany transfer or otherwise will be included in Consolidated Net Income;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) any unrealized non-cash gains or losses or charges in respect of hedge or non-hedge derivatives (including those resulting from the application of Statements of Financial Accounting Standards No. 133) shall be excluded;

(5) any non-cash impairment charges resulting from the application of Statements of Financial Accounting Standards No. 142 and No. 144 and the amortization of intangibles pursuant to Statement of Financial Accounting Standards No. 141 shall be excluded; and

(6) any non-cash charges associated with any premium or penalty paid, write-off of deferred financing cots or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity to the extent deducted in the calculation of Net Income shall be excluded.

“Consolidated Net Worth” means the total of the amounts shown on the balance sheet of the Company and its consolidated Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter for which the Company either (i) has filed financial statements with the SEC or (ii) if the Company does not file reports with the SEC, has internal financial statements available prior to the taking of any action for the purpose of which the determination is being made, as the sum of: (1) the par or stated value of all outstanding Capital Stock of the Issuer, plus (2) paid-in capital or capital surplus relating to such Capital Stock, plus (3) any retained earnings or earned surplus less (A) any accumulated deficit, and (B) any amounts attributable to Disqualified Stock.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of the Company who:

(1) was a member of such board of directors on the Issue Date; or

(2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Existing Credit Facilities) or commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders or institutional investors providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or investors or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables or inventory), letters of credit or Debt Issuances, in each case, as amended, extended, renewed restated, refinanced (including refinancing with Debt Issuances), supplemented or otherwise modified (in whole or in part, and without limitation as to amounts, terms, conditions, covenants and other provisions) from time to time.

“Debt Issuances” means, with respect to the Company or any of its Restricted Subsidiaries, one or more issuances of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments after the Issue Date.

“Debt Rating” means the rating assigned to the Subordinated Notes by Moody’s or S&P, as the case may be.

“Default” means any event, act or condition that is, or after notice or with the passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness” means:

(i) any Senior Indebtedness of the Company or a Guarantor that has, at the time of determination, an aggregate principal amount outstanding of at least $25.0 million (including the amount of all undrawn commitments and matured and contingent reimbursement obligations pursuant to letters of credit thereunder) that is specifically designated in the instrument evidencing such Senior Indebtedness and in an Officers’ Certificate delivered to the Trustee as “Designated Senior Indebtedness” of the Company for purposes of the Subordinated Indenture; and

(ii) any Senior Indebtedness of the Company or a Guarantor outstanding under the Existing Credit Facilities, the Existing Senior Notes Indenture, the Senior Notes Indenture or otherwise incurred under clause (1) of the second paragraph of “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” as the same may be amended, supplemented or otherwise modified from time to time, including amendments, supplements or modifications and any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original agent and lenders or another administrative agent or agents or one or more other lenders and whether provided under the original Existing Credit Facilities or one or more other credit or other agreements or indentures).

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Subordinated Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Borrowing Base” means, as of a date of determination, the sum of (i) 85% of the book value of the outstanding accounts receivable of the Company and its Domestic Restricted Subsidiaries (as such accounts receivable would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company and its Domestic Restricted Subsidiaries (as such inventory would be shown on a consolidated balance sheet of the Company and its Domestic Restricted Subsidiaries prepared in accordance with GAAP); provided that for purposes of determining the Domestic Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Domestic Borrowing Base for purposes of the calculation thereof.

“Domestic Restricted Subsidiary” means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of the Company’s Equity Interests (other than Disqualified Stock) (but excluding in any event any issuance pursuant to employee benefit plans or otherwise in connection with the compensation of officers, directors or employees).

“Existing Credit Facilities” means, collectively, the Existing U.S. Credit Facilities and the Existing Foreign Credit Facility.

“Existing Foreign Credit Facility” means the facility evidenced by the Credit Agreement, by and among Avicola Pilgrim’s Pride de Mexico, S. de R.L. de C.V., the Company, certain subsidiaries of Avicola Pilgrim’s Pride de Mexico, S. de R.L. de C.V., ING Capital LLC, ING Bank (Mexico), S.A. Institucion de Banca Multiple, ING Grupo Financiero, BBVA Bancomer, S.A., Institucion de Banca Multiple, Grupo Financiero BBVA Bancomer, Bank of America N.A., Comerica Bank and the several lenders from time to time party thereto, dated as of September 25, 2006, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date.

“Existing Senior Guarantee” means a Subsidiary’s Guarantee of the Existing Senior Notes.

“Existing Senior Notes” means the 9 5/8% Senior Notes due 2011 of the Company issued under the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the Indenture dated as August 9, 2001, by and between the Company and JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, as trustee, governing the Existing Senior Notes, as amended or supplemented from time to time.

“Existing Subordinated Guarantee” means a Subsidiary’s Guarantee of the Existing Subordinated Notes.

“Existing Subordinated Notes” means the 9 1/4% Senior Subordinated Notes due 2013 of the Company issued under the Existing Subordinated Notes Indenture.

“Existing Subordinated Notes Indenture” means the Subordinated Indenture dated as November 21, 2003, by and between the Company and The Bank of New York, as trustee, governing the Existing Subordinated Notes, as amended or supplemented from time to time.

“Existing U.S. Credit Facilities” means:

(i) the facility evidenced by the 2006 Amended and Restated Credit Agreement by and among the Company, CoBank, ACB, Agriland, FCS, and other syndication parties named therein, dated as of September 21, 2006, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date; and

(ii) the facility evidenced by the Third Amended and Restated Secured Credit Agreement, by and among the Company and Harris N.A., SunTrust Bank, U.S. Bank National Association, Wells Fargo Bank, National Association and the lenders from time to time party thereto, dated as of April 7, 2004, and the related notes, collateral documents, guarantees and agreements, each as amended through the Issue Date.

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Preferred Stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable eight-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the eight-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the eight-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated on a pro forma basis, including any pro forma expense and cost reductions and other operating improvements that have occurred or are reasonably expected to occur in the next twelve months, in the reasonable judgment of the Company’s chief financial officer (regardless of whether these costs savings or operating improvements could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any other regulation or policy of the SEC related thereto), but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(3) the product of (a) all dividends, whether paid or accrued, whether or not in cash, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Borrowing Base” means, as of a date of determination, the sum of (i) 85% of the book value of the outstanding accounts receivable of the Company’s Foreign Restricted Subsidiaries (as such accounts receivable would be shown on a combined balance sheet of the Company’s Foreign Restricted Subsidiaries prepared in accordance with GAAP), less allowance for doubtful accounts, plus (ii) 80% of the inventory of the Company’s Foreign Restricted Subsidiaries (as such inventory would be shown on a combined balance sheet of the Company’s Foreign Restricted Subsidiaries prepared in accordance with GAAP); provided that for purposes of determining the Foreign Borrowing Base as of a date of determination, any accounts receivable or inventory that has been sold or otherwise transferred to a Securitization Subsidiary pursuant to a Permitted Securitization Program shall not be included in the Foreign Borrowing Base for purposes of the calculation thereof.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is not a Domestic Restricted Subsidiary and with respect to which more than 80% of its assets (determined on a consolidated basis in accordance with GAAP) are located in territories and jurisdictions outside of the United States of America.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means any Domestic Restricted Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Subordinated Indenture and its respective successors and assigns.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and other agreements or arrangements designed to protect such Person against fluctuations in interest rates;

(2) any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency values; and

(3) any commodity futures or option contract or other similar commodity hedging contract designed to protect such person against fluctuations in commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than obligations with respect to letters of credit securing obligations (other than obligations described in clause (1), (2) and (4) of this definition) entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon);

(3) banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable incurred in the ordinary course of business; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons of nationally recognized standing that is, in the judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged.

“Intercompany Bonds” means an Investment by the Company or a Restricted Subsidiary in, and Indebtedness of the Company or another Restricted Subsidiary incurred in connection with, bonds, notes, debentures or similar instruments issued by any federal, state or local government of the United States or any state, territory, municipality, regulatory or administrative authority or instrumentality or agency thereof in which such bonds, notes, debentures or instruments are fully secured as to payment of both principal and interest by a requisition, loan, lease or similar payment agreement with the Company or a Restricted Subsidiary.

“Investment Grade Status” exists as of a date if at such date (i) the Debt Rating of Moody’s is at least Baa3 (or the equivalent) or higher and (ii) the Debt Rating of S&P is at least BBB- (or the equivalent) or higher, or if either such entity ceases to rate the Subordinated Notes for reasons outside of our control, the equivalent investment grade credit rating from any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an “Investment” made by the Company in such Unrestricted Subsidiary.

“Investment Securities” means:

(1) securities or obligations issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents) and, in each case, with maturities not exceeding ten years from the date of acquisition;

(2) Investments in any fund that invests exclusively in Investments of the type described in clause (1), which fund may also hold immaterial amounts of cash pending investment and/or distribution;

(3) repurchase agreements fully collateralized by U.S. government and/or agency securities with a maximum maturity of seven days;

(4) Investments in (a) direct obligations and securities issued by any state of the U.S. or any political subdivision of any such state or public instrumentality thereof, (b) debt securities of a corporation, including, corporate notes, medium term notes and Rule 144A private placement notes, (c) asset-backed securities, (d) mortgage-backed securities and commercial mortgage backed securities, (e) collateralized mortgage obligations, (f) obligations of sovereign and supranational entities and other municipal debt obligations, (g) remarketed or auction rate preferred shares of closed end mutual funds, (h) money market mutual funds with a minimum $1.0 billion average asset size for the previous 12 months, (i) common stock listed on a U.S. national stock exchange or traded in the over-the-counter market and (j) debt obligations of non-U.S. governments, sovereign entities or supranational agencies, so long as, in each case, at the time of purchase or acquisition of any such Investment, (A) other than Investments described in sub-clauses (h) and

(i) of this clause (4), the Investment had a long-term senior unsecured debt rating of not less than Baa3 by Moody’s and not less than BBB- by S&P and an effective maturity not exceeding ten years from the date of acquisition and (B) with respect to Investments described in sub-clause (i) of this clause (4), the aggregate amount of such Investments held by the Company at the time of acquisition of any such Investment does not exceed 10% of the total amount of Investment Securities then held by the Company; and

(5) Investments in commercial paper rated P1 by Moody’s or A1 by S&P, which matures within one year of issuance thereof, or in any fund that invests exclusively in such commercial paper.

“Issue Date” means the date of the original issuance of the first Subordinated Notes under the Subordinated Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, and any option or other agreement to sell or give a security interest in having substantially the same economic effect as any of the foregoing.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions); or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss) or non-recurring gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss) or non-recurring gain (or loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness, including any Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including without limitation, pension and post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Non-Recourse Indebtedness” means Indebtedness:

(1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Subordinated Notes offered hereby) of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of the Company or any of the Company’s Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of:

(1) a Subsidiary (other than an Unrestricted Subsidiary) prior to the date on which such Subsidiary became a Restricted Subsidiary; or

(2) a Person that was merged or amalgamated into the Company or a Restricted Subsidiary; provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into the Company or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto, (a) the Restricted Subsidiary or the Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Cover Ratio test described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) the Fixed Charge Coverage Ratio for the Restricted Subsidiary or the Company, as applicable, would be greater than the Fixed Charge Coverage Ratio for such Restricted Subsidiary or the Company immediately prior to such transaction.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company;

(2) any Investment of receivables owing to the Company or any of its Restricted Subsidiaries, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms (provided that nothing in this clause (2) shall prevent the Company or any Restricted Subsidiary from offering such concessionary trade terms as management deems reasonable in the circumstances);

(3) any Investment in cash, Cash Equivalents or Investment Securities;

(4) any Investment of Capital Stock, Obligations or other securities of any Person received by the Company or any of its Restricted Subsidiaries in settlement of Obligations created in the ordinary course of business and owing to the Company or such Restricted Subsidiary;

(5) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(6) any Investment made as a result of the receipt of non-cash consideration in the sale of assets or property that does not constitute an Asset Sale or from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(7) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(8) Hedging Obligations; provided that such Hedging Obligations constitute Permitted Debt permitted by clause (7) of the second paragraph under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(9) Investments in a Person arising from the sale or transfer of assets primarily used in or related to, or Equity Interests of a Subsidiary of the Company whose assets primarily consist of those used in or related to, the Turkey Operations in connection with a joint venture including such Turkey Operations with a third party;

(10) Investments in Intercompany Bonds;

(11) Investments made in bonds, debentures and notes issued by any corporation organized under the laws of any State of the United States having Investment Grade Status from the aggregate proceeds of insurance premiums paid by the Company or a Restricted Subsidiary under a captive insurance arrangement and any earnings on such Investments;

(12) repurchases of the Subordinated Notes;

(13) Loans or advances to officers, directors, consultants and employees made in the ordinary course of the Company’s business or the business of any Restricted Subsidiary in an aggregate principal amount not to exceed $5.0 million at any one time outstanding;

(14) any Investments received (x) in compromise of (A) obligations of any Person that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any such Person; or (B) litigation, arbitration or other disputes; or (y) as a result of a foreclosure by the Company or any its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(15) guarantees issued in accordance with the covenants described under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Issuances of Guarantees by Domestic Restricted Subsidiaries”;

(16) any Investment (x) existing on the Issue Date or (y) made pursuant to binding commitments in effect on the Issue Date and (z) that replaces, refinances or refunds any Investment described under either of the immediately preceding clauses (x) or (y); provided that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and not materially less favorable to the Company or any of its Restricted Subsidiaries than the Investment replaced, refinanced or refunded as determined in good faith by the Company;

(17) Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(18) loans and advances to contract growers in an aggregate amount at any time not to exceed $50.0 million; and

(19) other Investments made after the Issue Date in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed the greater of (x) $100.0 million or (y) 2.5% of Total Assets.

“Permitted Liens” means:

(1) Liens on the assets of the Company and its Restricted Subsidiaries securing Indebtedness and other Obligations (in addition to those referred to in clauses (2) through (24) of this definition) to the extent that such Indebtedness (a) was outstanding on the Issue Date or was or, after a Fall-Away Event, would have been permitted to be incurred by the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” at the time of such incurrence and (b) at the time of such incurrence did not exceed an aggregate principal amount outstanding at any one time of the greater of (x) $1.5 billion less the aggregate amount of all Net Proceeds of Asset Sales (other than a sale of all or a substantial portion of the assets used in the Turkey Operations), applied by the Company or any of its Subsidiaries to repay Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and (y) 75% of the fair market value of property, plant, equipment and intangibles of the Company and its consolidated Restricted Subsidiaries;

(2) Liens on the assets of the Company and any Restricted Subsidiary securing Indebtedness and other Obligations to the extent that such Indebtedness is or, after a Fall-Away Event, would have been permitted to be incurred by clauses (1), (2), (3) and (13)(b) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(3) Liens on the assets of the Company and any Restricted Subsidiary securing Permitted Refinancing Indebtedness to the extent that (a) such Permitted Refinancing Indebtedness is or, after a Fall-Away Event, would have been permitted to be incurred by clause (10) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” and (b) such Permitted Refinancing Indebtedness was or, after a Fall-Away Event, would have been permitted to be incurred to refinance Indebtedness outstanding under clauses (1), (2), (3) or (13)(b) of such paragraph;

(4) Liens in favor of the Company or its Restricted Subsidiaries;

(5) Liens on property of a Person existing at the time such Person is acquired by, merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such acquisition, merger or consolidation and do not extend to any assets other than those of the Person acquired by, merged into or consolidated with the Company or the Restricted Subsidiary;

(6) Liens on property (including Capital Stock) existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company; provided, that such Liens were in existence prior to the contemplation of such acquisition;

(7) Liens to secure the performance of statutory or regulatory obligations, surety or appeal bonds, performance bonds, indemnity or performance bonds, warranty and contractual requirements or other obligations of a like nature incurred in the ordinary course of business;

(8) Liens to secure Indebtedness that is or, after a Fall-Away Event, would have been permitted by clauses (5), (6) and (8) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” (or Permitted Refinancing Indebtedness relating thereto; provided that the principal amount of the Indebtedness secured does not increase and the Liens do not extend to other property or assets) covering only the assets acquired with such Indebtedness;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(10) Liens on accounts receivable or inventory of a Securitization Subsidiary or rights with respect thereto in connection with a Permitted Securitization Program;

(11) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Hedging Obligations designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

(12) Liens on the property of Foreign Restricted Subsidiaries and on intercompany Indebtedness to the Company to secure Indebtedness that is or, after a Fall-Away Event, would have been permitted by clause (12) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(13) upon the occurrence of a Fall-Away Event, Liens (i) existing on the date of a Fall-Away Event and securing Indebtedness permitted by clauses (1), (2) and (3) of this definition and (ii) securing Indebtedness in an amount that, together with the amount of Indebtedness Secured by Liens in subclause (i) of this clause (13), does not exceed 10% of the Company’s Total Assets;

(14) Liens to secure a defeasance trust;

(15) licenses of intellectual property in the ordinary course of business;

(16) easements, rights of way zoning and similar restrictions, reservations (including severances, leases or reservations of oil, gas, coal, minerals or water rights), restriction or encumbrances in respect of real property or title defects that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties (as such properties are used by the Company or its Subsidiaries) or materially impair their use in the operation of the Company’s and its Subsidiaries’ business;

(17) Liens arising from precautionary Uniform Commercial Code financing statements filings regarding operating leases entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(18) Leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries;

(19) prior to a Fall-Away Event, Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(20) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such legal proceedings may be initiated shall not have expired;

(21) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, lessor’s, suppliers, banks, repairmen’s and mechanics’ Liens, and Liens of landlords securing obligations to pay lease payments that are not yet due and payable or in default, in each case, incurred in the ordinary course of business;

(22) Liens incurred or deposits made in the ordinary course of business to secure payment of workers’ compensation or to participate in any fund in connection with workmen’s compensation, unemployment insurance, old-age pensions or other social security programs;

(23) after a Fall-Away Event, Liens on assets or Capital Stock of any Subsidiary that was, immediately prior to such Fall-Away Event, an Unrestricted Subsidiary and that were incurred or created prior to the date of such Fall-Away Event; and

(24) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to Obligations that do not exceed $40.0 million at any one time outstanding.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable), of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all customary expenses and premiums incurred in connection therewith); provided, however, that with respect to Indebtedness denominated in currency other than United States dollars, if the principal amount of such Indebtedness is extended, refinanced, renewed, replaced, defeased or refunded with Indebtedness denominated in the same foreign currency and not exceeding the principal amount (or accreted value, if applicable) thereof in such denomination of foreign currency, then it shall not be deemed to have exceeded the principal amount (or accreted value, if applicable) of the refinanced Indebtedness solely as a result of fluctuations in the exchange rate of such foreign currency;

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Subordinated Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Subordinated Notes on terms at least as favorable to the Holders of Subordinated Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Permitted Securitization Program” means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases accounts receivable or inventory from the Company or any Restricted Subsidiary and finances or sells such accounts receivable or inventory or fractional interests therein; provided that (i) the Board of Directors shall have determined in good faith that such Permitted Securitization Program is economically fair and reasonable to the Company and the Securitization Subsidiary, (ii) all sales of accounts receivable or inventory by the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors), (iv) no portion of the Indebtedness of a Securitization Subsidiary shall be Guaranteed Indebtedness or is recourse to the Company or any Restricted Subsidiary (other than to such Securitization Subsidiary and other than recourse for customary representations, warranties, covenants and indemnities) and (v) neither the Company nor any Subsidiary (other than the Securitization Subsidiary) has any obligation to maintain or preserve the Securitization Subsidiary’s financial condition.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pilgrim Family” means Lonnie A. “Bo” Pilgrim, his spouse, his issue, his estate and any trust, partnership or other entity primarily for the benefit of him, his spouse and/or issue, including any direct or indirect trustee, managing partner or such other person serving a similar function.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of such Person’s preferred or preference stock, whether now outstanding or hereafter issued, including, without limitation, all series and classes of such preferred or preference stock.

“Rating Agency” means each of S&P and Moody’s, or if S&P or Moody’s or both shall not make a rating on the Subordinated Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Company’s Board of Directors) which shall be substituted for S&P or Moody’s, or both, as the case may be.

“Rating Decline” means: (x) a decrease of one or more gradations (including gradations within rating categories as well as between rating categories) in the rating of the Subordinated Notes by either Rating Agency; or (y) a withdrawal of the rating of the Subordinated Notes by either Rating Agency, provided, however, that such decrease or withdrawal occurs on, or within 60 days following, the date of public notice of the occurrence of a Change of Control or of the intention by us to effect a Change of Control, which period shall be extended so long as the rating of the Subordinated Notes is under publicly announced consideration for downgrade by either Rating Agency.

“Representative” means the trustee, agent or representative expressly authorized to act in such capacity, if any, for an issue of Senior Indebtedness.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, a division of McGraw Hill, or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Securitization Subsidiary” means a Restricted Subsidiary or an Unrestricted Subsidiary of the Company that is established for the limited purpose of acquiring and financing or selling (including, without limitation, interests therein) accounts receivable or inventory and engaging in activities ancillary thereto.

“Senior Indebtedness” of the Company means all of its Obligations with respect to Indebtedness, whether outstanding on the date the Notes are first issued or thereafter incurred, and shall include (i) all obligations for interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such post-filing interest is allowed in such proceeding, (ii) all fees, expenses and indemnities and all other amounts payable with respect to Indebtedness and (iii) all Obligations in respect of the Existing Credit Facilities; provided, however, that Senior Indebtedness shall not include: (a) any obligation of the Company to any Subsidiary of the Company; (b) any obligation in respect of the Subordinated Notes or other Indebtedness of the Company that is by its terms expressly subordinate, junior or pari passu in right of payment to the Subordinated Notes; or (c) any obligations with respect to any Capital Stock. To the extent that any payment of Senior Indebtedness (whether by or on behalf of the Company as proceeds of security or enforcement or any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to a trustee, receiver or other similar party under any Bankruptcy Law, then if such payment is recovered by, or paid over to, such trustee, receiver or other similar party, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. “Senior Indebtedness” of any Guarantor has a correlative meaning and shall not include any obligation of such Guarantor to the Company or any other Subsidiary of the Company.

“Senior Notes” means the         % Senior Notes due 2015 of the Company issued under the Senior Notes Indenture.

“Senior Notes Indenture” means the Indenture, dated as of the Issue Date, by and between the Company and Wells Fargo Bank, National Association, as trustee, as supplemented by the First Supplemental Indenture dated as of the Issue Date, governing the Senior Notes, as further amended or supplemented from time to time.

“Senior Subordinated Indebtedness” of the Company means the Subordinated Notes and any other Subordinated Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Subordinated Notes and is not subordinated by its terms to any other Subordinated Indebtedness or other obligation of the Company which is not Senior Indebtedness. “Senior Subordinated Indebtedness” of any Guarantor has a correlative meaning.

“Senior Subsidiary Guarantee” means a Subsidiary’s Guarantee of the Senior Notes.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date hereof.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness of the Company or a Restricted Subsidiary if the instrument creating or evidencing such Indebtedness or pursuant to which such Indebtedness is outstanding expressly provides that such Indebtedness is subordinated or junior in right of payment to the Subordinated Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Total Assets” means, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as determined in accordance with GAAP and shown on the most recent balance sheet of such Person in financial statements (i) filed with the SEC or (ii) if such Person does not file reports with the SEC, internally available.

“Turkey Operations” means the Company’s and/or its Restricted Subsidiaries’ turkey operations as substantially constituted on the Issue Date.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Indebtedness;

(2) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Subordinated Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company shall be in Default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of

any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the eight-quarter reference period, and (2) no Default or Event of Default would be in existence following such designation.

“U.S. Government Obligations” means direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and shares issued to other Persons to comply with local law that collectively do not constitute more than 5% of all of the Capital Stock ordinarily having the power to vote for the election of directors of such Restricted Subsidiary) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Concerning the Trustee

If the Trustee becomes a creditor of the Company or any Guarantor, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding Senior Notes and Subordinated Notes, respectively, will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust power conferred on the Trustee, subject to certain exceptions. The Indentures provide that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request of any Holder of Senior Notes or Subordinated Notes, unless such Holder shall have offered to the Trustee reasonable security and indemnity against the costs, expenses and liabilities that might be incurred by the Trustee in compliance with such request or direction.

Book Entry; Delivery; Form

The Notes initially will be represented by one or more global Notes in registered, book-entry form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of the Notes in certificated form.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants. DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have the Notes registered in their names, will not receive physical delivery of the Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indentures for any purpose.

Payments in respect of the principal of, and interest and premium on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indentures. Under the terms of the Indentures, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date.

Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of the Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and both the Trustee and us may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

DTC has advised us that it will take any action permitted to be taken by a Holder of the Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for Notes in certificated form, and to distribute such Notes to its Participants. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) we deliver to the Trustee notice from DTC that it is unwilling or unable to continue as depositary for the Global Notes or that DTC is no longer a clearing agency registered under the Exchange Act and, in either case, a successor depositary is not appointed by us within 120 days of such notice from DTC;

(2) we in our sole discretion notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing an Event of Default entitling the Holders to accelerate with respect to the Notes and the Registrar has received a written request from DTC to issue Certificated Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indentures. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

IMPORTANT U.S. TAX CONSIDERATIONS

The following discussion sets forth certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, published rulings, administrative pronouncements and court decisions, all as of the date of this prospectus supplement and all of which are subject to change or differing interpretations at any time and in some circumstances with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a prospective investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, brokers, dealers, persons holding notes as part of a straddle or a hedging transaction, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar). In addition, this discussion does not consider the effect of any non-U.S. laws or U.S. state or local income tax laws; it does not discuss in any detail U.S. tax considerations other than income tax (e.g., estate or gift tax) considerations. In addition, this discussion is limited to the U.S. federal income tax consequences to holders that purchase the notes for cash, at their original issue price, pursuant to this offering and who hold the notes as capital assets (generally property held for investment).

The following discussion does not purport to be legal advice to prospective investors generally or to any particular prospective investor. Each prospective investor in the notes is urged to consult its own tax advisors concerning the application of U.S. federal income tax laws to its particular situation.

If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. We advise holders in this situation to consult a tax advisor as to the tax consequences of the purchase, ownership and disposition of the notes.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for purposes of the Code) created or organized in or under the laws of the U.S. or of any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more U.S. persons (within the meaning of section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, as well as certain other trusts that have elected to be treated as U.S. persons under the Code.

Stated Interest

Generally, the amount of any stated interest payments on a note will be treated as “qualified stated interest” for U.S. federal income tax purposes and will be taxable to a U.S. Holder as ordinary interest income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Certain debt instruments that provide for one or more contingent payments are subject to Treasury regulations governing contingent payment debt instruments. A payment is not treated as a contingent payment under these regulations if, as of the issue date of the debt instrument, the likelihood that such payment will be made is remote. In certain circumstances (see the discussions of redemption of the notes under “Description of Notes—Description of the Senior Notes—Optional Redemption” and “—Description of the Subordinated Notes—Optional Redemption”), we may pay amounts on the notes that are in excess of the stated interest or principal of the notes. We intend to take the position that the possibility that any such payment will be made is remote so that such possibility will not affect the timing or amount of interest income that you recognize unless and until any such payment is made. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein.

Disposition of a Note

Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement (other than amounts representing accrued interest, which will be taxable as such, but including any redemption premium paid by the Company) and such U.S. Holder’s adjusted tax basis in the note. Your initial tax basis in a note generally is the price you paid for the note. Such gain or loss generally will be long-term capital gain or loss if the note was held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Backup withholding of U.S. federal income tax may apply to payments made by us or on our behalf in respect of the notes to registered noteholders that are not exempt recipients and that fail to provide certain identifying information (such as the registered noteholder’s taxpayer identification number) in the required manner. Generally, corporations and certain other entities are exempt from backup withholding, provided that they may be required to certify their exempt status. In addition, upon the sale or redemption of a note to (or through) certain U.S. or U.S.-related brokers, the broker must withhold backup withholding tax from the purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax liability provided that such beneficial owner provides the required information to the IRS. We will furnish annually to the IRS and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the notes.

Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes that is not a U.S. holder.

Payments of Interest. Under the portfolio interest exemption (“Portfolio Interest Exemption”), payments of interest on the notes by us or any of our agents to a Non-U.S. Holder will not be subject to United States federal withholding tax, provided that:

(1) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; and

(2) either (A) the beneficial owner of the notes certifies to us or our agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address and the certificate is renewed periodically as required by the Treasury Regulations, or (B) the notes are held through certain foreign intermediaries and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations, and in either case, neither we nor our agent has actual knowledge or reason to know that the beneficial owner of the note is a U.S. person. Special certification rules apply to certain Non-U.S. Holders that are entities rather than individuals.

If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless a treaty applies to reduce or eliminate withholding.

If interest on the note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

To claim an exemption from withholding or from a tax on effectively connected income, a beneficial owner of the note must provide us or our agent, as the case may be, with a properly executed:

(1) IRS Form W-8BEN (or successor form) claiming an exemption from withholding or reduced rate of tax under the benefit of an applicable tax treaty (a “Treaty Exemption”); or

(2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, each form to be renewed periodically as required by the Treasury Regulations.

Disposition of Notes. Generally, no withholding of United States federal income tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition of a note. A Non-U.S. Holder will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business.

Information Reporting and Backup Withholding

Information reporting and backup withholding will not be required with respect to payments that we make to a Non-U.S. Holder if the Non-U.S. Holder has (i) furnished documentation establishing eligibility for the Portfolio Interest Exemption or a Treaty Exemption (provided that, in the case of a sale of a note by an individual, Form W-8BEN (or successor form) includes a certification that the individual has not been, and does not intend to be, present in the United States for 183 days or more days for the relevant period) or (ii) otherwise establishes an exemption, provided that neither we nor our agent has actual knowledge that the holder is a U.S. person or that the conditions of any exemption are not in fact satisfied. Certain additional rules may apply where the notes are held through a custodian, nominee, broker, foreign partnership or foreign intermediary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax liability provided that such beneficial owner provides the required information to the IRS. We will furnish annually to the IRS and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the notes.

UNDERWRITING

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers for this offering and as representatives of the underwriters named below. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us the respective principal amount of notes shown opposite its name below:

Underwriters	Principal Amount of Senior Notes	Principal Amount of Subordinated Notes
Lehman Brothers Inc.	$	$
Credit Suisse Securities (USA) LLC
BMO Capital Markets Corp.
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated

Total	$	$

The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the notes in this offering if any are purchased. The conditions contained in the underwriting agreement include requirements that:

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets;

•	we deliver the customary closing documents to the underwriters; and

•	the underwriters receive certain legal opinions from their counsel.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the notes.

Underwriters’ Discount
Per Senior Note		%
Per Subordinated Note		%
Total	$

We estimate that our expenses for this offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Liquidity of the Trading Market

The notes are new issues of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. Similar to other purchase transactions, the underwriters’ purchase to cover the syndicate short sales may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, short sales, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Stamp Taxes

If you purchase notes offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

Other Relationships/NASD Conduct Rules

Affiliates of Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC are lenders under the Bridge Loan Agreement and, as such, will receive all of the net proceeds from this offering. Because the underwriters will receive more than 10% of the net proceeds of this offering, the underwriters may be deemed to have a “conflict of interest” under Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, or NASD. Because of these relationships, this offering is being conducted in accordance with Rule 2720(c)(3) of the Conduct Rules of the NASD. This rule requires that the yield at which the notes are to be distributed to the public cannot be lower than the price recommended by a “qualified independent underwriter,” as defined by the NASD.

Deutsche Bank Securities Inc. is serving as a qualified independent underwriter and will assume the customary responsibilities of acting as a qualified independent underwriter in pricing the offering and conducting due diligence. We have agreed to indemnify Deutsche Bank Securities Inc. against any liabilities arising in connection with its role as a qualified independent underwriter, including liabilities under the Securities Act.

Certain of the underwriters and their related entities have engaged and may engage in various financial advisory, commercial banking and investment banking transactions with us in the ordinary course of their business, for which they have received, or will receive, customary compensation and expenses. Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC served as joint lead arrangers and joint book-running managers for the bridge loan facility. Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC received customary fees for such services and certain of their expenses were reimbursed. In addition, Lehman Brothers Inc. acted as financial advisor in connection with the Gold Kist acquisition and served as the dealer-manager in connection with our tender offer to purchase Gold Kist’s 10 1/4% Senior Notes due March 15, 2014 and the related consent solicitation, for which it received customary fees and expense reimbursement. Credit Suisse also acted as financial advisor in connection with the Gold Kist acquisition and served as the dealer-manager in connection with our tender offer to purchase Gold Kist’s common stock, for which it received customary fees and expense reimbursement. Furthermore, an affiliate of Banc of America Securities LLC is an arranger and lender under our $75.0 million revolving credit facility for our Mexico operations, for which it received customary fees and expense reimbursement.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending on the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of the notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the notes, as well as certain other legal matters, will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas. Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, have advised the underwriters in connection with the offering of the notes.

EXPERTS

The consolidated financial statements of Pilgrim’s Pride Corporation appearing in Pilgrim’s Pride Corporation’s annual report on Form 10-K for the year ended September 30, 2006 (including the schedule appearing therein) and management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and management’s assessment are incorporated by reference herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessment given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Gold Kist Inc. and subsidiaries as of October 1, 2005 and for the year ended June 26, 2004, the transition quarter ended October 2, 2004 and the year ended October 1, 2005, have been incorporated by reference herein from our current report on Form 8-K/A filed on January 11, 2007, in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Gold Kist Inc. and subsidiaries as of September 30, 2006, and for the year then ended, have been incorporated by reference herein from our current report on Form 8-K/A filed on January 11, 2007, in reliance upon the report of KPMG LLP, independent registered public accounting firm, and Saslow Lufkin & Buggy LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

The audit reports of KPMG LLP, independent registered public accounting firm, related to the consolidated financial statements of Gold Kist Inc. refer to changes in the method of accounting for share-based payment in 2005 and for amortization of unrecognized net actuarial losses related to the post-retirement medical plan in 2006.

PROSPECTUS Pilgrim’s Pride Corporation Debt Securities Common Stock Preferred Stock Depositary Shares Warrants Stock Purchase Contracts and Units

We from time to time may offer to sell debt securities, preferred stock, either separately or represented by depositary shares, common stock, warrants and stock purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities, preferred stock, warrants and stock purchase contracts may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company or debt or equity securities of one or more other entities. Our common stock trades on the New York Stock Exchange under the symbol “PPC.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 2, 2005.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superceded by the information in the prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

You should only rely on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room

100 F Street, NE, Room 1580

Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public over the Internet at the SEC’s Web site at http:\\www.sec.gov. In addition, you may inspect our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended October 1, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A/A-3 filed with the SEC on November 21, 2003.

We also incorporate by reference any future filings made with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC’s rules) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before termination of the offering.

This prospectus is part of a registration statement we have filed with the SEC relating to the securities. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC’s Public Reference Room or through its Web site.

You may obtain a copy of these filings, at no cost, by writing or calling us at the following address:

Pilgrim’s Pride Corporation

4845 US Highway 271 North

Pittsburg, Texas 75686-0093

Telephone (903) 434-1000

Attention: Corporate Secretary

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities for general corporate purposes unless otherwise set forth in the applicable prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

The debt securities we may offer pursuant to this prospectus will be general unsecured obligations of Pilgrim’s Pride Corporation and will be senior, senior subordinated or subordinated debt. In this description, references to “Pilgrim’s Pride,” “we,” “us” or “our” refer only to Pilgrim’s Pride Corporation and not to any of our subsidiaries. Our unsecured senior debt securities will be issued under an Indenture, dated as of August 9, 2001, between us and JP Morgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, or another indenture to be entered into by us and JP Morgan Chase Bank or another trustee to be named in a prospectus supplement. We also may appoint JP Morgan Chase Bank or another trustee as trustee for one or more series of senior debt securities that we may issue under the August 9, 2001 senior debt indenture. The unsecured senior subordinated debt securities will be issued under a separate indenture to be entered into by us and The Bank of New York or another trustee to be named in a prospectus supplement. The unsecured subordinated debt securities will be issued under a separate indenture to be entered into by us and a trustee to be named in a prospectus supplement.

Copies of the August 9, 2001 senior debt indenture and its first supplemental indenture have been previously filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. Another form of senior debt indenture is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. Forms of the senior subordinated debt indenture and the subordinated debt indenture are filed as exhibits to the registration statement of which this prospectus is a part and are incorporated by reference into this prospectus. You should refer to the applicable indenture for more specific information.

The senior debt securities will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness. Our senior debt securities will effectively be subordinated to our secured indebtedness, including amounts we have borrowed under any secured revolving or term credit facility, and the liabilities of our subsidiaries. The senior subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to the senior indebtedness designated in such indenture or supplemental indenture. The subordinated debt securities will be subordinate and junior in right of payment, as more fully described in an indenture and in any applicable supplement to the indenture, to all of our senior and senior subordinated indebtedness.

We will include in a supplement to this prospectus the specific terms of each series of the debt securities being offered.

DESCRIPTION OF COMMON STOCK

General

Our certificate of incorporation, as amended, authorizes us to issue 160 million shares of common stock, par value $.01 per share, and 5 million shares of preferred stock, par value $0.01 per share. As of December 2, 2005, 66,555,733 shares of common stock and no shares of preferred stock were outstanding. In general, any series of preferred stock will be afforded preferences regarding dividends and liquidation rights over the common stock. The certificate of incorporation, as amended, empowers our Board of Directors, without approval of the stockholders, to cause preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. The description set forth below is only a summary and is not complete. For more information regarding the common stock which may be offered by this prospectus, please refer to the applicable prospectus supplement, our certificate of incorporation, as amended, which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part, and, if applicable, any certificate of designations establishing a series of preferred stock, which will be filed with the SEC as an exhibit to or incorporated by reference in the registration statement at or prior to the time of the issuance of that series of preferred stock. In addition, a more detailed description of the common stock may be found in the documents referred to in the second bullet point in the third paragraph of “Where You Can Find More Information; Incorporation By Reference.”

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of the preferred stock or any series thereof, the holders of shares of common stock will be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared by our Board of Directors at any time and from time to time out of any funds legally available.

Dividends will be paid to the holders of record of the outstanding shares of common stock as their names appear on the stock register on the record date fixed by our Board of Directors in advance of declaration and payment of each dividend. Any shares of common stock issued as a dividend will, when so issued, be duly authorized, validly issued, fully paid and non-assessable, and free of all liens and charges.

Notwithstanding anything contained herein to the contrary, no dividends on shares of common stock will be declared by the Board of Directors or paid or set apart for payment at any time that such declaration, payment or setting apart is prohibited by applicable law.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the preferred stock or any series thereof, the holders of shares of common stock will be entitled to receive all of the remaining assets of the company available for distribution to its stockholders, ratably in proportion to the number of shares of common stock held by them. A liquidation, dissolution, or winding-up of the company, as such terms are used herein, will not be deemed to be occasioned by or to include any consolidation or merger of the company with or into any other corporation or corporations or other entity or a sale, lease, exchange, or conveyance of all or a part of the assets of the company.

Voting Rights

The holders of record of common stock will be entitled to one vote per share for all purposes, except that a holder of record of a share of common stock will be entitled to twenty votes per share on each matter submitted to a vote by the stockholders at a meeting of stockholders for each such share held of record by such holder on the record date for such meeting if, with respect to such share: (i) each and every beneficial owner of such share was the beneficial owner thereof at the effective time of the Class A Reclassification and Class B Reclassification (as defined in the Certificate of Amendment to the Certificate of Incorporation filed on November 21, 2003); and (ii) there has been no change in the beneficial ownership of the share at any time after the filing of the Certificate of Amendment to the Certificate of Incorporation on November 21, 2003.

A change in beneficial ownership of an outstanding share of common stock will be deemed to have occurred whenever a change occurs in any person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote or to direct the voting of such share of common stock, (ii) investment power, which includes the power to direct the sale or other disposition of such share of common stock, (iii) the right to receive or retain the proceeds of any sale or other disposition of such share of common stock, or (iv) the right to receive any distributions, including cash dividends, in respect of such share of common stock.

A change in beneficial ownership will not be deemed to have occurred solely as a result of:

(i) any event that occurred prior to November 21, 2003 pursuant to the terms of any contract (other than a contract for the purchase and sale of shares of common stock contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements in existence at the time of such filing to which any holder of shares of common stock is a party;

(ii) any transfer of any interest in a share of common stock pursuant to a bequest or inheritance by operation of law upon the death of any individual, or by any other transfer to or primarily for the benefit of family member(s) of the transferor or any trust, partnership or other entity primarily for the benefit of one or more of such family member(s), or pursuant to an appointment of a successor trustee, general partner or similar fiduciary or the grant of a proxy or other voting rights to one or more individuals with respect to any such trust, partnership or other entity, including a gift;

(iii) any change in the beneficiary of any trust or any distribution of a share of common stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any guardianship or custodial arrangement;

(iv) any transfer of any interest in a share of common stock from one spouse to another by reason of separation or divorce or under or pursuant to community property laws or other similar laws of any jurisdiction;

(v) any appointment of a successor trustee, agent, guardian, custodian or similar fiduciary with respect to a share of common stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of common stock without further instructions from others;

(vi) any change in the person to whom dividends or other distributions in respect of a share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

(vii) any transfer of the beneficial ownership of a share of common stock from one employee benefit plan of the Company to another employee benefit plan of the Company;

(viii) the grant by any person of the right to vote any shares of which such person is the beneficial owner, provided the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(ix) any event occurring under the Share Voting Agreement, dated as of June 7, 2003, among Lonnie “Bo” Pilgrim, Lonnie Ken Pilgrim and certain affiliated entities and ConAgra Foods, Inc. or any voting agreement to which any such persons or entities are parties entered into in connection with the New York Stock Exchange’s consent to the Class A Reclassification and Class B Reclassification.

As used above, “family member” of a transferor means the transferor’s spouse, ancestors, lineal descendants, siblings and their descendants, aunts and uncles, mother-in-law, father-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and first cousins; and a legally adopted child of an individual will be treated as a child of such individual by blood.

All determinations concerning changes in beneficial ownership, or the absence of any such change, will be made by us or, at any time when a transfer agent is acting with respect to the share of common stock, by such transfer agent on our behalf. Written procedures designed to facilitate such determinations will be established by the Company and refined from time to time. Such procedures will provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. We and any transfer agent will be entitled to rely on all information concerning beneficial ownership of the shares of common stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither we nor any transfer agent will be charged with any other knowledge concerning the beneficial ownership of the shares of common stock.

A beneficial owner of any share of common stock acquired as a direct result of a stock split, stock dividend, reclassification, rights offering or other distribution of shares or rights by us with respect to existing shares (“dividend shares”) will be deemed to have been the continuous beneficial owner of such share from the date on which the original shares, with respect to which the dividend shares were issued, were acquired.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the common stock.

Preemptive Rights; Subscription Rights; Cumulative Voting

Stockholders will not be entitled to preemptive or subscription rights or to cumulative voting.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Computershare Investor Services.

DESCRIPTION OF PREFERRED STOCK

As noted above, our certificate of incorporation, as amended, authorizes us to issue 5 million shares of preferred stock, par value $0.01 per share. In general, any series of preferred stock will be afforded preferences regarding dividends and liquidation rights over the common stock. The certificate of incorporation, as amended, empowers our Board of Directors, without approval of the stockholders, to cause preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it.

We will include in a supplement to this prospectus the terms relating to any series of preferred stock being offered. These terms will include some or all of the following:

•	the distinctive title of such preferred stock;

•	the number of shares offered;

•	the initial offering price;

•	any liquidation preference per share;

•	any dividend rights and the specific terms relating to those dividend rights, including the applicable dividend rate, period and/or payment date;

•	the date from which dividends on such preferred stock will accumulate, if applicable;

•	whether the shares of preferred stock may be issued at a discount below their liquidation preference, and material United States federal income tax, accounting and other considerations applicable to that preferred stock;

•	whether and upon what terms we or a holder of preferred stock can elect to pay or receive dividends, if any, in cash or in additional shares of preferred stock, and material United States federal income tax, accounting and other considerations applicable to any additional shares of preferred stock paid as dividends;

•	whether and upon what terms the shares will be redeemable;

•	whether and upon what terms the shares will have a sinking fund to be used to purchase or redeem the shares of any series;

•	whether and upon what terms the shares will be convertible into common stock or exchangeable for debt securities, including the conversion price or exchange rate, as applicable;

•	the relative priority of such shares to other series of preferred stock with respect to rights and preferences;

•	the limitations, if any, on the issue of any additional series of preferred stock ranking senior to or on a parity with that series of preferred stock as to dividend rights and rights upon our liquidation, or dissolution or the winding up of our affairs;

•	any voting rights;

•	whether or not the shares are or will be listed on any securities exchange or quoted on an automated quotation system;

•	a discussion of Federal income tax considerations applicable to the shares; and

•	any additional terms, preferences, rights, limitations or restrictions applicable to the shares.

The preferred stock will have no preemptive rights. All of the preferred stock, upon payment in full of such shares, will be fully-paid, validly issued and non-assessable.

DESCRIPTION OF DEPOSITARY SHARES

We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. In the event we exercise this option, we will issue receipts for depositary shares, each of which will represent a fraction, to be described in an applicable prospectus supplement, of a share of a particular series of preferred stock. The preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us and having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable preferred stock or fraction thereof represented by the depositary share, to all of the rights and preferences of the preferred stock represented thereby, including any dividend, voting, redemption, conversion and liquidation rights. The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement.

The particular terms of the depositary shares offered by any prospectus supplement will be described in the prospectus supplement, which will also include a discussion of certain U.S. federal income tax consequences.

A copy of the form of deposit agreement, including the form of depositary receipt, will be included as an exhibit to the registration statement of which this prospectus is a part.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock, preferred stock and debt securities. Each warrant will entitle the holder to purchase for cash a number of shares of common stock or preferred stock or the principal amount of debt securities at the exercise price as will in each case be described in, or can be determined from, the applicable prospectus supplement relating to the offered warrants. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent. You should read the particular terms of the warrants, which will be described in more detail in the applicable prospectus supplement. The particular terms of any warrants offered by any prospectus supplement, and the extent to which the general provisions summarized below may apply to the offered securities, will be described in the prospectus supplement.

The applicable prospectus supplement will describe the terms of warrants we offer, the warrant agreement relating to the warrants and the certificates representing the warrants, including, to the extent applicable:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	the designation, number or aggregate principal amount and terms of the securities purchasable upon exercise of the warrants, and the procedures and conditions relating to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the designation and terms of any related securities with which the warrants are issued, and the number of the warrants issued with each security;

•	the currency or currencies, including composite currencies or currency units, in which any principal, premium, if any, or interest on the securities purchasable upon exercise of the warrants will be payable;

•	the date, if any, on and after which the warrants and the related securities will be separately transferable;

•	the maximum or minimum number of the warrants which may be exercised at any time;

•	any other specific terms of the warrants; and

•	if necessary, a discussion of material U.S. federal income tax considerations.

DESCRIPTION OF STOCK PURCHASE CONTRACTS

We may issue stock purchase contracts representing contracts obligating holders to purchase from us, and us to sell to the holders, a specified or varying number of shares of our common stock, preferred stock or depository shares at a future date or dates. Alternatively, the stock purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specified or varying number of shares of common stock, preferred stock or depositary shares. The price per share of our common stock, preferred stock or depository shares and number of shares of our common stock may be fixed at the time the stock purchase contracts are entered into or may be determined by reference to a specific formula set forth in the stock purchase contracts.

The applicable prospectus supplement will describe the terms of any stock purchase contract. The stock purchase contracts will be issued pursuant to documents to be issued by us. You should read the particular terms of the documents, which will be described in more detail in the applicable prospectus supplement.

DESCRIPTION OF UNITS

We may issue units of securities consisting of one or more stock purchase contracts, warrants, debt securities, common stock, preferred stock, depositary shares or any combination thereof. The applicable prospectus supplement will describe the terms of any units and the securities comprising the units, including whether and under what circumstances the securities comprising the units may or may not be traded separately. The units will be issued pursuant to documents to be issued by us. You should read the particular terms of the documents, which will be described in more detail in the applicable prospectus supplement.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND STATUTES

Limitation of Directors’ Liability and Indemnification

The General Corporation Law of the State of Delaware provides that a corporation may limit the personal liability of each director to the corporation or its stockholders for monetary damages, except for liability arising because of any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions by the director not in good faith or that involve intentional misconduct or a knowing violation of law;

•	certain unlawful dividend payments or stock redemptions or repurchases; and

•	any transaction from which the director derives an improper personal benefit.

Our certificate of incorporation, as amended, provides for the elimination and limitation of the personal liability of our directors for monetary damages except for situations described in the bullet points listed above. The effect of this provision is to eliminate our rights and the rights of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in the bullet points listed above. This provision does not limit or eliminate our rights or any stockholder’s right to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care.

Under Section 145 of the Delaware General Corporation Law, we generally have the power to indemnify our present and former directors, officers, employees and agents against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any suit (other than a suit by us or in our right) to which they were or are, or are threatened to be made, a party by reason of their serving in such positions for us, or is or was serving at our request in such positions for another corporation, partnership, joint venture, trust or other enterprise, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by us or in our right, we may indemnify our present and former directors, officers, employees and agents against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in or not opposed to our best interests, except that we may not indemnify those persons with respect to any claim, issue or matter as to which they have been adjudged liable to us unless the Court of Chancery or the court in which such action or suit was brought approves such indemnification. Section 145 also expressly provides that the power to indemnify authorized by that statute is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Our Amended and Restated Corporate Bylaws provide that we will indemnify and hold harmless any present or former officer or director or any officer or director who is or was serving at the request of us as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, trust, employee benefit plan or other enterprise, from and against fines, judgments, penalties, amounts paid in settlement and reasonable expenses actually incurred by such person in connection with any suit to which they were or are made, or are threatened to be made, a party, or to which they are a witness without being named a party, if it is determined that he acted in good faith and reasonably believed:

•	in the case of conduct in his official capacity on behalf of us, that his conduct was in our best interests;

•	in all other cases, that his conduct was not opposed to our best interests; and

•	with respect to any criminal action, that he had no reasonable cause to believe his conduct was unlawful.

However, if a determination is made that a person is liable to us or is found liable on the basis that a personal benefit was improperly received by that person, the indemnification is limited to reasonable expenses actually incurred by that person in connection with the suit and will not be made in respect of any suit in which such person was found liable for willful or intentional misconduct in the performance of his duty to us.

According to our Amended and Restated Corporate Bylaws and Section 145 of the Delaware General Corporation Law, we have the power to purchase and maintain insurance for our present and former directors, officers, employees and agents.

The above discussion of our Amended and Restated Corporate Bylaws and of Section 145 of the Delaware General Corporation Law is only a summary and is not complete. For more information regarding our Amended and Restated Corporate Bylaws, please refer to our Amended and Restated Corporate Bylaws, which are incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Section 203 of the Delaware Code

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before such date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in that person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans; or

•	on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, excluding the stock owned by the interested stockholder.

A “business combination” includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the “interested stockholders.” An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation’s voting stock. Although Section 203 of the Delaware General Corporation Law permits us to elect not to be governed by its provisions, to date we have not made this election. As a result of the application of that statute, our potential acquirors may be discouraged from attempting to effect an acquisition transaction with us, which could possibly deprive holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices in such transactions.

LEGAL MATTERS

The validity of the securities will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Pilgrim’s Pride Corporation appearing in Pilgrim’s Pride Corporation’s annual report on Form 10-K for the year ended October 1, 2005 (including schedules appearing therein), and management’s assessment of the effectiveness of internal control over financial reporting as of October 1, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are, and audited financial statements and Pilgrim’s Pride’s management’s assessments of the effectiveness of internal control over financial reporting to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management’s assessments (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

$450,000,000

Pilgrim’s Pride Corporation

        % Senior Notes due 2015

        % Senior Subordinated Notes due 2017

PROSPECTUS SUPPLEMENT

                , 2007

Joint Book-Running Managers

LEHMAN BROTHERS

CREDIT SUISSE

Senior Co-Managers

BMO CAPITAL MARKETS

DEUTSCHE BANK SECURITIES

JPMORGAN

Co-Managers

BANC OF AMERICA SECURITIES LLC

STEPHENS INC.

STIFEL NICOLAUS